Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Confidentially submitted to the Securities and Exchange Commission on June 20, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

GSR IV Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

_________________________

Cayman Islands	6770	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

5900 Balcones Drive, Suite 100
Austin, TX 78731
United States of America
Telephone: (914) 369-4400
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

_________________________

Gus Garcia, Lewis Silberman
Co-Chief Executive Officers
5900 Balcones Drive, Suite 100
Austin, TX 78731
United States of America
Telephone: (914) 369-4400
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

_________________________

Copies to:

Steven B. Stokdyk, Esq. Latham & Watkins LLP 10250 Constellation Blvd., Suite 1100 Los Angeles, CA 90067 (424) 653-5500	Simon Raftopoulos Alexandra Low Appleby (Cayman) Ltd. 9th Floor, 60 Nexus Way Camana Bay Grand Cayman, KY1-1104 Cayman Islands Telephone: (345) 949-4900	James Brown, Esq. Holland & Knight LLP 811 Main St. Suite 2500, Houston, TX 77002 (713) 821-7000

_________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

The information contained in this preliminary prospectus is not complete and may be changed. No securities may be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 20, 2025

PRELIMINARY PROSPECTUS

$200,000,000

GSR IV Acquisition Corp.

20,000,000 Units

_________________________

GSR IV Acquisition Corp. is a blank check company, incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. While we may pursue an initial business combination target in any industry or geographic location (subject to certain limitations described in this prospectus), we intend to focus our search on high potential businesses based in the United States.

We are an “emerging growth company” and “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves risks. See “Risk Factors” beginning on page 38. Investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, Before Expenses, to Us
Per Unit	$10.00	$0.555	$9.445
Total	$200,000,000	$11,100,000	$188,900,000

____________

(1)      Includes (i) up to $100,000 payable to              for acting as a qualified independent underwriter, (ii) $0.40 per unit, or $8,000,000 in the aggregate (or $9,200,000 in the aggregate if the over-allotment option is exercised in full), payable to the underwriter for deferred underwriting commissions to be placed in a trust account located in the United States, as described herein, and (iii) $0.15 per unit, or $3,000,000 in the aggregate (or $0.15 per unit, or $3,450,000 in the aggregate if the over-allotment option is exercised in full), payable to the underwriter upon the closing of this offering. Does not include certain fees and expenses payable to the underwriter in connection with this offering. See “Underwriting (Conflicts of Interest)” for a description of underwriting compensation payable to the underwriters.

Of the proceeds we receive from this offering and the sale of the private placement units described in this prospectus, $200.0 million or $230.0 million if the underwriters’ over-allotment option is exercised in full ($10.00 per unit), will be deposited into a segregated trust account located in the United States with          acting as trustee. Except with respect to interest earned on the funds held in the trust account that may be released to us for permitted withdrawals, if any, the funds held in the trust account will not be released from the trust account until the earliest to occur of: (1) our completion of an initial business combination; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 (or up to 21 months at the discretion of GSR IV Sponsor LLC, a Delaware limited liability company (which we refer to throughout this prospectus as “GSR Sponsor”) without the need for a shareholder vote and without the ability of any shareholder to redeem their shares) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of our public shares if we have not completed an initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor), from the closing of this offering, subject to applicable law. If we are unable to complete an initial business combination within the 18-month or 21-month period, we may seek an amendment to our amended and restated memorandum and articles of association to extend the period of time we have to complete an initial business combination beyond 21 months. Our amended and restated memorandum and articles of association will require at least a special resolution of our shareholders as a matter of Cayman Islands law, meaning that such an amendment be approved by at least two-thirds of our ordinary shares who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting of the company. If we seek shareholder approval to extend beyond the 21-month period in which to complete an initial business combination to a later date, we will offer our public shareholders the right to have their public ordinary shares redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), as described in greater detail in this prospectus.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders.

Our sponsor and some of our directors and officers are officers, partners or affiliates of SPAC Advisory Partners, LLC, our underwriter, and are registered representatives of Kingswood Capital Partners LLC. As a result, SPAC Advisory Partners, LLC is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering is being made in compliance with the applicable requirements of Rule 5121. SPAC Advisory Partners will not confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder. In addition, Rule 5121 requires that a “qualified independent underwriter,” as defined in Rule 5121, participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto.              has agreed to act as a qualified independent underwriter for this offering. We have agreed to indemnify              against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination. We will pay an affiliate of GSR Sponsor a total of $55,556 per month for office space, administrative and support services. Prior to the closing of this offering, GSR Sponsor has agreed to loan us up to $300,000 to be used for a portion of the expenses of this offering. These loans are non-interest bearing, unsecured and are due at the earlier of June 6, 2026 or the closing of this offering. The loan will be repaid upon the closing of this offering out of the $655,000 of offering proceeds that has been allocated to the payment of offering expenses. Although not currently considered, we may pay customary fees for financial advisory services and pay reimbursements for any out of pocket expenses related to identifying, investigating and completing an initial business combination. Additionally, up to $1,500,000 of any loans from our sponsor, members of our management team or any of their affiliates or other third parties, although they are under no obligation to loan funds, may be convertible into units, at a price of $10.00 per unit at the option of the lender. The units and the underlying securities would be identical to the private placement units and the underlying securities of such private placement units issued to GSR Sponsor. The additional issuance of securities that may occur as a result of the conversion of such loans into units may result in a material dilution of the equity interests of public shareholders. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. See the sections titled “The Offering — Anticipated expenses and funding sources”, “The Offering — Limited payment to insiders”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”, “Risk Factors — Our rights and founder shares may have an adverse effect on the market price of our Class A ordinary shares and make it more difficult to effectuate our initial business combination,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions”, “Certain Relationships and Related Party Transactions”, “Description of Securities — Registration Rights,” “Description of Securities — Private Placement Units.”

Members of our management team and our board of directors will directly or indirectly own founder shares and/or private placement units following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. See “Summary — Additional Disclosure,” “The Offering — Conflicts of interest,” “Risk Factors — Risks Relating to GSR Sponsor and Management Team — Our directors and officers will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete our initial business combination,” “Risk Factors — Risks Relating to GSR Sponsor and Management Team — Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination.” These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous,” “Risk Factors — Risks Relating to GSR Sponsor and Management Team — Certain of our directors and officers are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented,” “Risk Factors — Risks Relating to GSR Sponsor and Management Team — Our directors, officers, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests,” “Risk Factors — Risks Relating to GSR Sponsor and Management Team — We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR Sponsor, our directors or officers which may raise potential conflicts of interest,” “Management — Conflicts of Interest,” “Certain Relationships and Related Party Transactions,” “Business — Additional Disclosures,” and “Underwriting (Conflicts of Interest — Conflicts of Interest.”

This is an initial public offering of our securities. Each unit has an offering price of $10.00 and consists of one Class A ordinary share and one-fourteenth of one whole right to receive one Class A ordinary share upon the consummation of an initial business combination. No fractional rights will be issued upon separation of the units and only whole rights will trade, so unless you purchase at least 14 units, you will not be able to receive or trade a whole right. We have also granted the underwriter a 45-day option to purchase up to an additional 3,000,000 units to cover over-allotments, if any.

We will provide our public shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or against, our initial business combination, all or a portion of their Class A ordinary shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account described below calculated as of two business days prior to the completion of our initial business combination, including interest earned on the funds held in the trust account (net of amounts withdrawn to fund our working capital requirements, subject to an annual limit of $500,000, and to pay our taxes (“permitted withdrawals”)), divided by the number of then issued and outstanding Class A ordinary shares that were sold as part of the units in this offering, which we refer to collectively as our public shares, subject to the limitations described herein. Except for permitted withdrawals, the proceeds placed in the trust account and the interest earned thereon shall not be used to pay for possible excise tax or any other fees or taxes that may be levied on the Company pursuant to any current, pending or future rules or laws, including without limitation any excise tax due under the Inflation Reduction Act of 2022 (“IRA”) on any redemptions or stock buybacks by the Company. If we have not completed our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, we will redeem 100% of the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, subject to applicable law and as further described herein.

Our sponsor, GSR Sponsor, was formed on April 21, 2023. Our sponsor purchased our founder shares and has committed to purchase private placement units, as further described below.

The interests of the members of GSR Sponsor are denominated in two classes of membership interests: (i) class B membership interests representing interests in the founder shares and (ii) private placement unit membership interests representing interests in our private placement units. All members of GSR Sponsor will hold classes of membership units representing their proportional interest in the founder shares and private placement units, as applicable.

GSR Sponsor and the 3 independent directors that will hold our founder shares prior to this offering (which we refer to as our “initial shareholders” as further described herein) currently hold 5,750,000 Class B ordinary shares (which we refer to as “founder shares” as further described herein). The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as provided herein. Prior to or in connection with the completion of our initial business combination, holders of the Class B ordinary shares will have the right to appoint all of our directors and may remove members of the board of directors for any reason. On any other matter submitted to a vote of our shareholders, holders of the Class B ordinary shares and holders of the Class A ordinary shares will vote together as a single class, except as required by law.

GSR Sponsor has agreed to purchase 610,500 private placement units, at a price of $10.00 per unit (or 655,500 private placement units if the underwriters exercise their over-allotment option in full), in a private placement to occur concurrently with the closing of this offering. Each private placement unit will be identical to the units sold in this offering, except as described in this prospectus. We refer to these units as the private placement units throughout this prospectus.              institutional investors (none of which are affiliated with any member of our management, GSR Sponsor or any other investor), which we refer to as the “sponsor members” throughout this prospectus, have expressed an interest to purchase, indirectly through the purchase of non-managing interest in GSR Sponsor, an aggregate of              private placement units, at a price of $10.00 per unit, or $             in the aggregate, in a private placement that will close simultaneously with the closing of this offering. At its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full). Subject to each sponsor member purchasing, through GSR Sponsor, the private placement units allocated to it in connection with the closing of this offering, GSR Sponsor will issue membership interests at a nominal purchase price to the sponsor members reflecting interests in an aggregate of              Class B ordinary shares held by GSR Sponsor. None of the non-managing sponsor members shall have more than 9.9% interest in GSR Sponsor.

Because our sponsor acquired the founder shares at a nominal price, our public shareholders will incur an immediate and substantial dilution upon the closing of this offering. The sponsor members will share in any appreciation of the founder shares through their membership interests in the sponsor if we successfully complete a business combination. Accordingly, sponsor members interests in the founder shares owned by them indirectly through their membership interests in the sponsor may provide them with an incentive to vote any public shares they own in favor of a business combination, and make a substantial profit on such interests, even if the business combination is with a target that ultimately declines in value and is not profitable for other public shareholders. Further, the issuance of additional ordinary or preference shares may significantly dilute the equity interest of public shareholders. See the sections titled “Risk Factors — Risks Relating to GSR Sponsor and Management Team — Our initial shareholders paid an aggregate of $25,000 to cover certain of our offering costs in exchange for 5,750,000 founder shares, or approximately $0.004 per founder share and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares” and “Risk Factors — Risks Relating to Our Securities — The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to materially decline.”

The following table illustrates the difference between the public offering price per unit and our NTBV per share, as adjusted to give effect to this offering and assuming redemption of our public shares at varying levels and the full exercise and no exercise of the over-allotment option. See the sections titled “Prospectus Summary — Dilution,” “The Offering — Founder shares conversion and anti-dilution rights,” “Risk Factors — Risks Relating to GSR Sponsor and Management Team — Our initial shareholders paid an aggregate of $25,000 to cover certain of our offering costs in exchange for 5,750,000 founder shares, or approximately $0.004 per founder share and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares,” “Risk Factors — Risks Relating to Our Securities — The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to materially decline,” “Risk Factors — Risks Relating to Our Securities — We may issue additional Class A ordinary shares or preference shares to complete our initial business combination or under an employee incentive plan after completion of our initial business combination.”

As of March 31, 2025
Offering Price of $10.00	25% of Maximum Redemption (assumes 4,728,480 or 5,453,655 public shares redeemed)		50% of Maximum Redemption (assumes 9,456,960 or 10,907,310 public shares redeemed)		75% of Maximum Redemption (assumes 14,185,440 or 16,360,965 public shares redeemed)		Maximum Redemption (assumes 18,913,920 or 21,814,620 public shares redeemed)
NTBV	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price
Assuming Full Exercise of Over-Allotment Option
$7.18	$6.58	$3.42	$5.65	$4.35	$4.04	$5.96	$0.54	$9.46

Assuming No Exercise of Over-Allotment Option
$6.98	$6.36	$3.64	$5.42	$4.58	$3.83	$6.17	$0.56	$9.44

Prior to this offering, there has been no public market for our units, Class A ordinary shares or public rights. We have applied to list our units on The Nasdaq Global Market (“Nasdaq”) under the symbol “GSRFU” on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on Nasdaq.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

The Class A ordinary shares and public rights constituting the units will begin separate trading on the 52nd day following the date of this prospectus (or, if such date is not a business day, the following business day) or earlier, with the consent of SPAC Advisory Partners, LLC, subject to our filing a Current Report on Form 8-K with the Securities and Exchange Commission (the “SEC”) containing an audited balance sheet of the company reflecting our receipt of the gross proceeds of this offering and issuing a press release announcing when such separate trading will begin. Once the securities constituting the units begin separate trading, we expect that the Class A ordinary shares and public rights will be listed on Nasdaq under the symbols “GSRF” and “GSRFR,” respectively.

The underwriter is offering the units for sale on a firm commitment basis. Delivery of the units will be made on or about            2025.

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We and the underwriter take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

_________________________

Sole Book-Running Manager

SPAC Advisory Partners

a division of Kingswood Capital Partners LLC

The date of this prospectus is            , 2025

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Until      , 2025, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Trademarks

This prospectus contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information under “Risk Factors” starting on page 38 and our financial statements and the related notes included elsewhere in this prospectus, before investing.

Unless otherwise stated in this prospectus or the context otherwise requires, references to:

•        “amended and restated memorandum and articles of association” are to our amended and restated memorandum and articles of association to be in effect upon completion of this offering;

•        “          ” are to our qualified independent underwriter,           ;

•        “Companies Act” are to the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time;

•        “directors” are to our directors named in this prospectus;

•        “equity-linked securities” are to any debt or equity securities that are convertible, exercisable or exchangeable for share of our Class A ordinary shares issued in connection with our initial business combination including but not limited to a private placement of equity or debt;

•        “founder shares” are to our Class B ordinary shares initially purchased by GSR Sponsor in a private placement prior to this offering, a portion of which will be transferred to our three independent directors prior to the effectiveness of the registration statement of which this prospectus forms a part, and our Class A ordinary shares that will be issued upon conversion thereof as provided herein;

•        “GSR Sponsor” or “our sponsor” are to GSR IV Sponsor LLC, a Delaware limited liability company,

•        “initial shareholders” are to GSR Sponsor and the three independent directors that will hold our founder shares prior to this offering;

•        “letter agreement” refer to the letter agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part;

•        “management” or our “management team” are to our directors and officers;

•        “ordinary shares” are to our Class A ordinary shares and our Class B ordinary shares;

•        “permitted withdrawals” means amounts withdrawn to pay our taxes, all permitted withdrawals can only be made from interest and not from the principal held in the trust account;

•        “private placement shares” are to the Class A ordinary shares underlying the private placement units.

•        “private placement units” are to the units to be issued to GSR Sponsor and SPAC Advisory Partners, as applicable, in a private placement simultaneously with the closing of this offering and upon conversion of working capital loans, if any;

•        “private placement rights” are to the rights underlying the private placement units;

•        “public shareholders” are to the holders of our public shares, including GSR Sponsor, our directors and officers to the extent such persons purchase public shares, provided their status as a “public shareholder” shall only exist with respect to such public shares;

•        “public shares” are to our Class A ordinary shares sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market);

•        “public rights” are to the rights sold as part of the units in this offering (whether they are subscribed for in this offering or acquired in the open market);

•        “rights,” are, collectively, to the private placement rights and public rights;

•        “rights agreement” are to our rights agreement governing the rights;

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

•        “sponsor members” means            institutional investors (none of which are affiliated with any member of our management or any other investor) that have expressed an interest to purchase, indirectly through GSR Sponsor, an aggregate of            private placement units, at a price of $10.00 per unit, or $6,105,000 in the aggregate (or $6,555,000 if the underwriters’ over-allotment option is exercised in full) less such private placement units that may be purchased by SPAC Advisory Partners; and subject to each sponsor member purchasing, through GSR Sponsor, the private placement units allocated to it in connection with the closing of this offering, GSR Sponsor will issue membership interests at a nominal purchase price to the sponsor members reflecting interests in an aggregate of          founder shares held by GSR Sponsor.

•        “we,” “us,” “our” or our “company” are to GSR IV Acquisition Corp., a Cayman Islands exempted company; and

•        “$,” “US$” and “U.S. dollar” each refer to the United States dollar.

All references in this prospectus to shares of the Company being forfeited shall take effect as surrenders for no consideration of such shares as a matter of Cayman Islands law. All references to the conversion of our Class B ordinary shares shall take effect as a redemption of such Class B ordinary shares and issuance of the corresponding Class A ordinary shares as a matter of Cayman Islands law. Any share dividends described in this prospectus shall take effect as share capitalizations as a matter of Cayman Islands law. Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with us. We have generated no revenues to date and we do not expect that we will generate operating revenues at the earliest until we consummate our initial business combination.

Our efforts to identify a prospective initial business combination target will not be limited to a particular industry, sector or geographic region. While we may pursue an initial business combination opportunity in any industry or sector, we intend to capitalize on the ability of our management team to identify, acquire and operate a business or businesses that can benefit from our management team’s established global relationships, sector expertise and active management and operating experience.

We intend to distinguish ourselves from other SPAC sponsor teams through four key dimensions of experience:

•        A seasoned management team with dedication, focus and extensive track record working on SPAC transactions through all market conditions;

•        Unique capabilities and approach to the process of executing an initial business combination, as well as post-closing support to ensure company is well-received in the public markets;

•        Our understanding of global financial markets and events, financing and overall corporate strategy options; and

•        Our ability to leverage an extensive global network of relationships to create a significant pipeline of initial business combination opportunities that have strong fundamental growth prospects.

Our management team brings together extensive and invaluable expertise driven by a focus on SPAC transactions, both from the perspective of a target company as well as that of a SPAC sponsor. Our team has significant hands-on experience working with private companies in preparing for and executing an initial public offering, and working closely with these companies to continue their transformation into scaled businesses with attractive performance metrics, which we believe would help create value in the public markets:

•        Our management team has advised on around 25 SPAC transactions since the beginning of 2020, with experience advising target companies in selling to SPACs, as well as advising SPAC sponsors in connection with their acquisitions of target companies;

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•        Our co-CEOs, Gus Garcia and Lewis Silberman, and our President and CFO, Anantha Ramamurti, serve as co-CEOs and President and Chief Financial Officer, respectively, of GSR III Acquisition Corp. (Nasdaq: GSRT), and also served as co-CEOs and President, respectively, of GSR II Meteora Acquisition Corp. and as co-Presidents and Chief Financial Officer, respectively, of Graf Acquisition Corp. IV (NYSE: GFOR); Our Chief Business Development Officer, Yuya Orime, also serves as Chief Business Development Officer of GSR III Acquisition Corp, and also served as a Senior Vice President at GSR II Meteora Acquisition Corp.

•        Messrs. Garcia, Silberman and Ramamurti also serve as Managing Partners of SPAC Advisory Partners, LLC, a boutique advisory firm they co-founded in 2021 to focus on SPAC-related transactions; Mr. Orime also serves as Senior Vice President at SPAC Advisory Partners, LLC. SPAC Advisory Partners is an affiliate of our underwriters.

Competitive Strengths

We believe that we possess several competitive strengths to successfully source, evaluate and execute an initial business combination. We believe that the background, operating history and experience of our management team provides us not only with access to a broad spectrum of investment opportunities, but also with the ability to significantly improve upon the operational and financial performance of a target business. Our management team has an impressive track record of successfully funding special purpose acquisition companies (“SPAC”) and subsequently completing initial business combinations with high-quality targets. Previous SPAC experience includes the founding of GSR III Acquisition Corp, which raised $230.00 million and is in the process of completing its initial business combination with Terra Innovatum Global S.R.L., and the founding of GSR II Meteora Acquisition Corp., which raised $316.25 million in February 2022 and subsequently completed its initial business combination with Bitcoin Depot, Inc. (NASDAQ: BTM) in June 2023.

Our Management Team

Gus Garcia serves as our Co-Chief Executive Officer and Director. Mr. Garcia currently serves as Co-Chief Executive Officer and Director of GSR III Acquisition Corp., a blank check company in the process of completing its initial business combination with Terra Innovatum Global S.R.L. Mr. Garcia formerly served as Co-Chief Executive Officer and Director of GSR II Meteora Acquisition Corp, a blank check company that completed its initial business combination with Bitcoin Depot Inc. in Q2 2023. Prior to that Mr. Garcia served as Co-President and Director of Graf Acquisition Corp. IV, a blank check company that completed its initial business combination with NKGen Biotech, Inc. in Q3 2023. Mr. Garcia is the former Head of SPAC M&A for Bank of America Securities, where he was responsible for advising private companies and SPACs on all aspects of mergers involving SPACs. In his last 12 months at Bank of America, Mr. Garcia advised on 13 SPAC transactions with approximately ~$20 billion in negotiated equity value in the aggregate. The five most recently announced SPAC transactions that Mr. Garcia advised on are the sale of BuzzFeed to 890 5th Avenue Partners, the sale of Velo3D to Jaws Spitfire Acquisition Corp., the sale of Spire Global to NavSight Holdings, the sale of Origin Materials to Artius Acquisition Inc. and the sale of XOS to NextGen Acquisition Corp. In addition, Mr. Garcia has worked on and overseen transactions with an excess of $150 billion in value across PIPEs, corporate separations and other mergers & acquisitions. Prior to being the Head of SPAC M&A, Mr. Garcia led the separations practice for Bank of America where he focused on complex corporate transactions such as spin-offs (including one of the top 5 largest spin-offs in corporate history), splitoffs, reverse Morris trusts, carve-out IPOs and structured private capital raises. Prior to the merger with Bank of America, Mr. Garcia worked at Merrill Lynch in the Corporate Finance group where he also focused on complex corporate transactions, as well as structured investments held on the bank’s balance sheet in partnership with Merrill Lynch’s Global Principal Investment group. Prior to Merrill Lynch, Mr. Garcia worked in HSBC’s Healthcare Investment Banking Group, and prior to HSBC, he worked in Wells Fargo Securities’ M&A group. Additionally, Mr. Garcia is a co-founder and partner of SPAC Advisory Partners, LLC, a boutique financial advisory firm focused on the special purpose acquisition company market. SPAC Advisory Partners is an affiliate of our underwriters. Mr. Garcia is a registered representative of Kingswood Capital Partners LLC. Mr. Garcia also sits on the Board of Directors for New York Cares, the largest volunteer network in New York City, serving nonprofit organizations and schools. Mr. Garcia graduated magna cum laude with a Bachelor of Science in Business Administration and a Master of Science in International Commerce & Finance from Georgetown University in 2003.

Lewis Silberman serves as our Co-Chief Executive Officer and Director. Mr. Silberman currently serves as Co-Chief Executive Officer and Director of GSR III Acquisition Corp., a blank check company in the process of completing its initial business combination with Terra Innovatum Global S.R.L. Mr. Silberman formerly served as

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Co-Chief Executive Officer and Director of GSR II Meteora Acquisition Corp, a blank check company that completed its initial business combination with Bitcoin Depot Inc. in Q2 2023. Prior to that Mr. Silberman served as Co-President and Director of Graf Acquisition Corp. IV, a blank check company that completed its initial business combination with NKGen Biotech, Inc. in Q3 2023. Mr. Silberman is the former Head of SPAC Equity Capital Markets for Oppenheimer & Co. Inc., where he led financings for the firm’s SPAC IPOs and business combination clients. In his last 12 months at Oppenheimer & Co. Inc., Mr. Silberman managed several SPAC IPOs, including Gig4 Acquisition Corp. (GIGG), Noble Rock Acquisition Corp. (NRAC), MDH Acquisition Corp. (MDH), Class Acceleration Corp. (CLAS), and Rodgers Silicon Valley Acquisition Corp. (RSVA). Additionally, over the past several years, Mr. Silberman has acted in an advisory or placement agent role on transactions including Kingswood Acquisition Corp.’s combination with financial services company Binah Capital Group, CIIG Capital Partners II’s combination with electric mobility firm Zapp, Ascendent Acquisition Corp.’s combination with financial media and content company Beacon Street Group Holdings, Rodgers Silicon Valley Acquisition Corp.’s combination with next-generation battery manufacturer Enovix, Alpha Healthcare Acquisition Corp.’s combination with bioengineering firm Humacyte, Acies Acquisition Corp.’s combination with mobile gaming and loyalty rewards program company PlayStudios, and Roth CH Acquisition I Co.’s combination with PureCycle Technologies. Prior to his role in Oppenheimer’s Equity Capital Markets group, Mr. Silberman was the Head of Equity Sales for Oppenheimer for five years. Before joining Oppenheimer, Mr. Silberman spent three years at CIBC World Markets Corp., where he worked in a special situations client-coverage group focused on strategies including merger-arbitrage, ADR-arbitrage, and closed-end fund arbitrage. Prior to CIBC World Markets, Mr. Silberman worked at PaineWebber, Inc. Additionally, Mr. Silberman is a co-founder and partner of SPAC Advisory Partners, LLC, a boutique financial advisory firm focused on the special purpose acquisition company market. SPAC Advisory Partners is an affiliate of our underwriters. Mr. Silberman is a registered representative of Kingswood Capital Partners LLC. Mr. Silberman is also a Director at Chain Bridge I, a Nasdaq-listed special purpose acquisition company. Mr. Silberman holds a Bachelor of Science degree from the Leonard N. Stern School of Business at New York University, with a dual major in finance and marketing (2000), as well as a Master of Business Administration from the Stern School at New York University, with a dual concentration in Financial Markets and Management (2010). Mr. Silberman has completed three New York City Marathons (2017, 2018 and 2019) as a member of Fred’s Team to raise money for Memorial Sloan-Kettering Cancer Center.

Anantha Ramamurti serves as our President, Chief Financial Officer and Director. Mr. Ramamurti has over 26 years of experience in the Technology sector across engineering, corporate finance and investment banking roles. Mr. Ramamurti currently serves as President, Chief Financial Officer and Director of GSR III Acquisition Corp., a blank check company in the process of completing its initial business combination with Terra Innovatum Global S.R.L. Mr. Ramamurti formerly served as President and Director of GSR II Meteora Acquisition Corp, a blank check company that completed its initial business combination with Bitcoin Depot Inc. in Q2 2023. Prior to that Mr. Ramamurti served as Chief Financial Officer of Graf Acquisition Corp. IV, a blank check company that completed its initial business combination with NKGen Biotech, Inc. in Q3 2023. Mr. Ramamurti was most recently a Managing Director and the Head of Global Mobility Group at Bank of America Securities where he was responsible for the coverage of the AutoTech sector and other emerging technologies since joining the firm in 2017. During his career at Bank of America, Mr. Ramamurti advised on several SPAC merger transactions, including the acquisition of Lucid Motors by Churchill Capital Corp. IV, the sale of Xos Trucks to NextGen Acquisition Corp., the acquisition of EVgo by Climate Change Crisis Real Impact I Acquisition Corporation, the sale of Proterra to ArcLight Clean Transition Corp., the sale of Lightning eMotors to GigCapital3, the sale of ChargePoint to Switchback Energy Acquisition Corporation, the sale of Canoo to Hennessy Capital Acquisition Corp. IV, and the sale of Velodyne Lidar to Graf Industrial Corp., among others. Prior to Bank of America, Mr. Ramamurti worked at Deutsche Bank since 2010 where he was most recently a Director in the Technology Investment Banking group and covered clients across semiconductor, communications, networking and cleantech sectors. Mr. Ramamurti started his investment banking career in 2009 at Guggenheim Securities in its Consumer & Retail investment banking group. During his banking career, Mr. Ramamurti had led execution on over 65 transactions totaling over $80 billion in transaction value across all product areas, including equity offerings, debt issuances, SPAC mergers and other M&A advisory. Prior to banking, Mr. Ramamurti served as a Senior Financial Analyst at Taco Bell, a division of Yum! Brands, where he oversaw the operations of company-owned stores in several states in the Midwest. Prior to finance, Mr. Ramamurti spent almost 12 years in various engineering roles at Rockwell Semiconductor Systems, Texas Instruments and several other firms, where he was responsible for the design and development of semiconductor processor chips. Mr. Ramamurti holds four patents in the areas of design and development. Additionally, Mr. Ramamurti is a co-founder and partner of SPAC Advisory Partners, LLC, a

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boutique financial advisory firm focused on the special purpose acquisition company market. SPAC Advisory Partners is an affiliate of our underwriters. Mr. Ramamurti is a registered representative of Kingswood Capital Partners LLC. Mr. Ramamurti has an MBA with Honors in Finance from the UCLA Anderson School of Management, a Master’s with Honors in Electrical Engineering from the University of Pittsburgh, and a Bachelor’s with Honors in Instrumentation Engineering from the Birla Institute of Technology and Science (BITS), Pilani, India.

Yuya Orime serves as our Chief Business Development Officer. Mr. Orime currently serves as Chief Business Development Officer of GSR III Acquisition Corp., a blank check company in the process of completing its initial business combination with Terra Innovatum Global S.R.L. Mr. Orime currently also serves as Senior Vice President of SPAC Advisory Partners, a boutique financial advisory firm focused on the SPAC market. SPAC Advisory Partners is an affiliate of our underwriters. Mr. Orime is a registered representative of Kingswood Capital Partners LLC. Most recently, Mr. Orime was Senior Vice President at GSR II Meteora Acquisition Corp. (GSRM), which successfully closed a SPAC transaction with Bitcoin Depot (NASDAQ: BTM) in June 2023. Prior to GSRM, Mr. Orime worked at Bank of America Securities from 2012 to 2022 where he was most recently a Director in the Technology Investment Banking group and covered clients across AutoTech and Enterprise Software sectors. During his career, Mr. Orime has advised on several SPAC mergers, including the sale of Zapp Electric Vehicles to CIIG II, sale of Spire Global to NavSight, acquisition of Lucid by Churchill IV, sale of Xos to NextGen, acquisition of EVgo by Climate Change Crisis I, sale of Proterra to ArcLight, sale of Lightning eMotors to GigCapital3, sale of ChargePoint to Switchback, sale of Canoo to Hennessy IV, and sale of Velodyne Lidar to Graf Industrial. Mr. Orime received his B.S. in Business Administration from University of Southern California in 2011.

Two prior SPACs that our management team members were involved with as part of the respective SPAC’s sponsor, GSR II Meteora Acquisition Corp. and Graf Acquisition Corp IV., sought extensions with 77.4% and 64.6% of shareholders redeeming, respectively, in connection with the extension vote. And both closed an initial business combination, with 11.7% and 19.7% of shareholders redeeming, respectively, in connection with the initial business combination vote.

Our Sponsor

GSR Sponsor is a Delaware limited liability company, which was formed to invest in us. Although GSR Sponsor is permitted to undertake any activities permitted under the Delaware Limited Liability Company Act and other applicable law, GSR Sponsor’s business is focused on investing in our company. The managing members of the GSR Sponsor are Gus Garcia, Lewis Silberman and Anantha Ramamurti. Messrs. Silberman and Garcia serve as our Co-Chief Executive Officers and Mr. Ramamurti serves as our Chief Financial Officer. Messrs. Garcia, Silberman and Ramamurti control the management of GSR Sponsor, including the exercise of voting and investment discretion over the securities of our company held by GSR Sponsor. GSR Sponsor has agreed to purchase up to an aggregate of 610,500 private placement units, at a price of $10.00 per unit (or 655,500 private placement units if the underwriters exercise their over-allotment option in full), in a private placement to occur concurrently with the closing of this offering, provided that, at its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full). Certain sponsor members have expressed an interest to purchase, indirectly through GSR Sponsor, an aggregate of          private placement units, at a price of $10.00 per unit, or $         in the aggregate. None of the non-managing sponsor members shall have more than 9.9% interest in GSR Sponsor.

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The following table sets forth the payments to be received by our sponsor and its affiliates from us prior to or in connection with the completion of our initial business combination and the securities issued and to be issued by us to our sponsor or its affiliates, assuming the underwriters’ over-allotment option is not exercised:

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
GSR IV Sponsor LLC	$55,556 per month, commencing on the first date on which our securities are listed on the Nasdaq	Office space, administrative and support services
GSR IV Sponsor LLC	Up to $300,000 loan	Repayment of loans made to us to cover offering related and organizational expenses.
GSR IV Sponsor LLC	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating and completing an initial business combination
GSR IV Sponsor LLC	Up to $1,500,000 of such loans may be convertible into private placement units, at a price of $10.00 per unit, at the option of the lender	Working capital loans to finance transaction costs in connection with an initial business combination
GSR IV Sponsor LLC	Payment of customary fees for financial advisory services	Payment in connection with financial advisory services
GSR IV Sponsor LLC	5,750,000 Class B ordinary shares	$25,000
GSR IV Sponsor LLC	610,500 private placement units to be purchased simultaneously with the closing of this offering(1)(2)	$6,105,000(2)

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(1)      The non-managing sponsor members have expressed an interest to purchase, indirectly through the purchase of non-managing membership interests in GSR Sponsor, an aggregate of          private placement units at a price of $10.00 per unit ($        ) in a private placement that will close simultaneously with the closing of this offering.

(2)      At its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full).

Because GSR Sponsor acquired the founder shares at a nominal price, our public shareholders will incur an immediate and substantial dilution upon the closing of this offering. Further, the issuance of additional ordinary or preference shares may significantly dilute the equity interest of public shareholders. Our public shareholders might be subject to future dilution upon the closing of this offering if GSR Sponsor converts any of the $1,500,000 in working capital loans to private placement units. See the sections titled “Risk Factors — Risks Relating to GSR Sponsor and Management — Our initial shareholders paid an aggregate of $25,000 to cover certain of our offering costs in exchange for 5,750,000 founder shares, or approximately $0.004 per founder share and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares” and “Risk Factors — Risks Relating to Our Securities — The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to materially decline.”

Confidential Treatment Requested by GSR IV Acquisition Corp.
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Pursuant to a letter agreement to be entered with us, each of our sponsor, directors and officers has agreed to restrictions on its ability to transfer, assign, or sell the founder shares and private placement units (and the underlying securities), as summarized in the table below.

Subject Securities	Expiration Date	Persons Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares

After the first earnings release that is at least 60 days after the completion of the Company’s initial business combination, 25% of the Founder Shares will become transferable and thereafter an additional 25% will become transferable at each subsequent earnings release. Notwithstanding the above, 100% of any Founder Shares will become immediately transferable, subsequent to any initial business combination, (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

GSR Sponsor (including any members)

Transfers permitted to (a) (i) GSR Sponsor’s members, (ii) the directors or officers of the Company, GSR Sponsor or GSR Sponsor’s members, (iii) any affiliates or family members of the directors or officers of the Company, GSR Sponsor, GSR Sponsor’s members, (iv) any members or partners of GSR Sponsor or GSR Sponsor’s members, or their respective affiliates, or any affiliates of GSR Sponsor or GSR Sponsor’s members, or any employees of such affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in the case of a trust by distribution to one or more permissible beneficiaries of such trust; (f) by private sales or in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (g) to us for no value for cancellation in connection with the consummation of our initial business combination; (h) in the event of our liquidation

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Subject Securities	Expiration Date	Persons Subject to Restrictions	Exceptions to Transfer Restrictions

prior to our completion of our initial business combination; (i) by virtue of the laws of Delaware law, by virtue of GSR Sponsor’s limited liability agreement or other constitutional, organizational or formational documents, as amended, upon dissolution of GSR Sponsor or by virtue of the constitutional, organization or formational documents of a subsidiary of GSR Sponsor that holds the relevant securities, upon liquidation or dissolution of such subsidiary; or (j) in the event of our completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property subsequent to our completion of our initial business combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

Private Placement Units	30 days after the completion of our initial business combination	GSR Sponsor (including any members)	Same as above and 180 days after the effective date of the registration statement of which this prospectus forms a part (FINRA Rule 5110(e)(1))
Units that may be issued upon conversion of working capital loans (and underlying securities)	30 days after the completion of our initial business combination	GSR Sponsor (including any members)	Same as above

Business Strategy and Target Industries

Our strategy is to leverage our team’s extensive track record in SPAC-related mergers & acquisitions, strategic advisory and capital markets to identify and complete an initial business combination. We believe our target selection process, described in more detail under “Business Combination Criteria”, as well as our management team and founders’ SPAC expertise will provide us with a competitive advantage as we source and execute our initial business combination. We will seek to merge with companies with compelling public-market narratives, high visibility of

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growth prospects, and attractive cash flow dynamics now or in the near future, where a public listing, financing from an initial business combination and access to public capital markets will enable the target to build on its competitive advantages and allow the target company’s management and directors to further accelerate its growth profile.

•        Proprietary Sourcing Capabilities:    Our network of deep relationships with CEOs, founders, boards of directors and private equity sponsors provides us with a differentiated avenue for sourcing target businesses;

•        Proven Experience in Consummating Transactions:    We believe that our extensive M&A experience, with a distinct reputation for navigating transaction complexities, is a significant advantage. Our team has demonstrated the ability to negotiate and structure transactions, evaluate corporate strategies, access growth capital, and develop appropriate and marketable capital structures under all market conditions. This is exhibited in our team’s extensive track record in consummating complex transactions for SPAC sponsors and target companies;

•        Extensive Understanding of Capital Markets and Public Market Investors:    We have significant experience in formulating a variety of investment theses and structures for private companies that have elected to become public companies. We are focused on the attributes that tend to be the most well-received in the public markets: from readily identifiable and measurable catalysts, to visibility and ease of modeling projections; from well-explained financial forecasts, to valuations reflective of prevailing market conditions; from management teams with public company experience, to a track record of accurately forecasting and budgeting — just to name a few. This focus on public company attributes is underscored by our deep familiarity with the key performance indicators and growth metrics of companies in our target industries;

•        Significant Experience in Relevant Sectors:    We have extensive experience in analyzing attractive companies in our target sectors that have compelling public-market narratives, high visibility of growth prospects, and attractive cash flow dynamics now or in the near future.

Business Combination Criteria

Consistent with our business strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective target businesses. We will use these criteria and guidelines in evaluating initial business combination opportunities, but we may decide to enter into our initial business combination with a target business that does not meet these criteria and guidelines. While we intend to utilize these criteria in evaluating business combination opportunities, we expect that no individual criterion will entirely determine a decision to pursue a particular opportunity.

•        Financial Stability and Visibility:    We expect to target an initial business combination with a company in which we can readily identify current and future revenues, a path to sustained long-term profitability and attractive future cash flow dynamics;

•        Leading Industry and Market Position:    We intend to seek targets whose products and/or services currently enjoy, or are expected to enjoy, leading positions in their respective markets with sustainable competitive advantages and natural barriers to market entry;

•        Resilient Barriers to Entry:    We seek established and emerging market leaders with defensible and self-reinforcing competitive advantages such as high switching costs, network effects, proprietary data/integrations and learning effects;

•        Multiple Growth Avenues:    Our ideal business combination partners have the capability to grow both organically and through targeted acquisitions, and can leverage our own expertise across M&A and capital markets advisory for evaluation of strategic processes;

•        Strong and Public-Company-Ready Management Team:    We will seek to acquire or merge with a business with an experienced management team with a proven history of success in prior endeavors across both private and publicly-listed companies;

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•        Focus on Environmental, Social, and Governance Issues:    We intend to seek business combinations with companies that have established corporate values that embrace and address pressing issues related to environmental, social, and governance concerns;

•        Potential to Benefit from Our Expertise:    We will rely on our advisory heritage to assist management in identifying, negotiating, financing and structuring transactions including acquisition and/or capital raises to support and accelerate long-term growth.

These criteria are not intended to be exhaustive or required. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management team may deem relevant. In the event that we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our shareholder communications related to our initial business combination, which, as discussed in this prospectus, would be in the form of proxy materials or tender offer documents, as applicable, that we would file with the SEC. In evaluating a prospective target business, we expect to conduct a due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspections of facilities, as well as reviewing financial and other information which will be made available to us.

Additional Disclosures

Our Acquisition Process

In evaluating a prospective target business, we expect to conduct an extensive due diligence review which may encompass, as applicable and among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities and a review of financial and other information about the target and its industry. We will also utilize our management team’s operational and capital planning experience.

Each of our directors and officers will, directly or indirectly, own founder shares and/or private placement units following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, such officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

Certain of our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including other blank check companies, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity subject to his or her fiduciary duties. In addition, certain of our sponsor, officers and directors currently are directors or officers of other blank check companies, and may, in the future, sponsor, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination. As a result, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, then, subject to such officer’s and director’s fiduciary duties under Cayman Islands law, he or she will need to honor such fiduciary or contractual obligations to present such business combination opportunity to such entity, before we can pursue such opportunity. If these other entities decide to pursue any such opportunity, we may be precluded from pursuing the same. At this time, we are not aware of any fiduciary duties or contractual obligations of our officers or directors that will materially affect our ability to complete our initial business combination, because the only special purpose acquisition company that a director of ours is also a director of has already identified a business combination target. Our amended and restated memorandum and articles of association will provide that we renounce our interest in any business combination opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and it is an opportunity that we are able to complete on a reasonable basis. Our directors and officers are also not required to commit any specified amount of time to our affairs, and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. See “Risk Factors — Certain of our directors and officers are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.”

Confidential Treatment Requested by GSR IV Acquisition Corp.
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Initial Business Combination

The Nasdaq listing rules require that our initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account). We refer to this as the 80% fair market value test. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. We do not currently intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination, although there is no assurance that will be the case. In addition, pursuant to Nasdaq listing rules, our initial business combination must be approved by a majority of our independent directors.

We anticipate structuring our initial business combination so that the post-transaction company in which our public shareholders own shares will own or acquire 100% of the issued and outstanding equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to our initial business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in our initial business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the issued and outstanding capital stock, shares or other equity securities of a target business or issue a substantial number of new shares to third-parties in connection with financing our initial business combination. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our issued and outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% fair market value test. If our initial business combination involves more than one target business, the 80% fair market value test will be based on the aggregate value of all of the target businesses. Notwithstanding the foregoing, if we are not then listed on Nasdaq for whatever reason, we would no longer be required to meet the foregoing 80% fair market value test.

To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

We may seek to raise additional funds through a private offering of debt or equity securities in connection with the completion of our initial business combination and we may effectuate our initial business combination using the proceeds of such offering rather than using the amounts held in the trust account. In the case of an initial business combination funded with assets other than the trust account assets, our proxy materials or tender offer documents disclosing the initial business combination would disclose the terms of the financing and, only if required by law, we would seek shareholder approval of such financing. There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop agreements we may enter into following consummation of this offering. At this time, we are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities or otherwise. None of

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our sponsors, officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination. “Risk Factors — Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination and Post-Business Combination Risks — We may be unable to obtain additional financing to complete our initial business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination.”

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

Sourcing of Potential Business Combination Targets

We believe our management team’s significant operating and transaction experience and relationships with companies will provide us with a substantial number of potential business combination targets. Over the course of their careers, the members of our management team have developed a broad network of contacts and corporate relationships around the world. This network has grown through the activities of our management team sourcing, acquiring, financing and selling businesses, our management team’s relationships with sellers, financing sources and target management teams and the experience of our management team in executing transactions under varying economic and financial market conditions. In addition, our management team have developed contacts from serving on the boards of directors of several companies.

We believe this network provides our management team with a robust and consistent flow of acquisition opportunities which were proprietary or where a limited group of investors were invited to participate in the sale process. We believe that the network of contacts and relationships of our management team will provide us with important sources of acquisition opportunities. In addition, we anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment market participants, private equity funds and large business enterprises seeking to divest non-core assets or divisions.

Besides network- and relationship-based sourcing strategies, we will leverage technology-driven solutions to enrich our pipeline and conduct in-depth analyses on potential investment opportunities. These solutions include the utilization of data-based, scalable and sector-agnostic tools that enable us to identify high-potential targets, even before any meaningful public event occurs, as well as the assessment of digital metrics (such as website traffic, app store download trends and brand sentiment based on automated aggregation of online reviews and social media reactions).

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses including the ability to negotiate more attractive acquisition terms. See “Risk Factors — Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination and Post-Business Combination Risks — Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per share, including interest, or less in certain circumstances, on our redemption of their shares, and our rights will expire worthless.”

We are not prohibited from pursuing an initial business combination with a company that is affiliated with either of GSR Sponsor, our directors or officers, or the sponsor members, or making the acquisition through a joint venture or other form of shared ownership with either of GSR Sponsor, our directors or officers, or the sponsor members. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent and disinterested directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm that such an initial business combination is fair to our company from a financial point of view. In addition, pursuant to Nasdaq listing rules, our initial business combination

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Pursuant to 17 C.F.R. Section 200.83

must be approved by a majority of our independent directors. Additionally, our underwriter, SPAC Advisory Partners, is controlled by members of our management team, including Gus Garcia, Lewis Silberman and Anantha Ramamurti, and provides advisory services to other SPACs, privately held and publicly traded companies, and companies seeking or engaged in business combinations.

In light of the involvement of GSR Sponsor and our officers and directors with other entities, we may decide to acquire one or more businesses affiliated with or competitive with GSR Sponsor, officers, directors and their respective affiliates or existing holders. GSR Sponsor and our officers and directors are not currently aware of any specific opportunities for us to complete our initial business combination with any entities with which they are affiliated, and there have been no substantive discussions concerning a business combination with any such entity or entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for a business combination as set forth in “Business — Selection of a Target Business and Structuring of our Initial Business Combination” and such transaction was approved by a majority of our independent and disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions regarding the fairness to our company from a financial point of view of a business combination with one or more domestic or international businesses affiliated with GSR Sponsor, officers, directors or existing holders, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.

Members of our management team and our independent directors will directly or indirectly own our ordinary shares and rights to receive our ordinary shares following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. In particular, because the founder shares were purchased at a purchase price of approximately $0.004 per share, the holders of our founder shares (including certain of our directors and officers that directly or indirectly own founder shares) could make a substantial profit after our initial business combination even if our public shareholders lose money on their investment as a result of a decrease in the post-combination value of their Class A ordinary shares (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination). Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

We currently do not have any specific business combination under consideration. Our officers and directors have neither individually selected nor considered a target business nor have they had any substantive discussions regarding possible target businesses among themselves or with our underwriter or other advisors with respect to an initial business combination with us. Our management team is regularly made aware of potential business opportunities, one or more of which we may desire to pursue for a business combination, but we have not (nor has anyone on our behalf) contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a business combination transaction with our company. Additionally, we have not, nor has anyone on our behalf, taken any substantive measure, directly or indirectly, to identify or locate any suitable acquisition candidate for us, nor have we engaged or retained any agent or other representative to identify or locate any such acquisition candidate.

As more fully discussed in “Management — Conflicts of Interest,” if any of our directors or officers becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has pre-existing fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Our directors and officers currently have fiduciary duties or contractual obligations that may take priority over their duties to us.

Corporate Information

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” will have the meaning associated with it in the JOBS Act.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

Exempted companies are Cayman Islands companies wishing to conduct business outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and have received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (1) on or in respect of our shares, debentures or other obligations or (2) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are a Cayman Islands exempted company incorporated on May 10, 2023. Our executive offices are located at 5900 Balcones Drive, Suite 100, Austin, TX 78731 United States of America and our telephone number is +1 (914) 369-4400. You should not rely on any such information in making your decision whether to invest in our securities.

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Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

In making your decision whether to invest in our securities, you should take into account not only the backgrounds of the members of our management team, but also the special risks we face as a blank check company and the fact that this offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act. You will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. You should carefully consider these and the other risks set forth in the section below entitled “Risk Factors” of this prospectus.

Securities offered	20,000,000 units (or 23,000,000 units if the underwriters’ over-allotment option is exercised in full), at $10.00 per unit, each unit consisting of:
• Class A ordinary share; and • one-fourteenth of one whole right to receive a Class A ordinary share
Proposed Nasdaq symbols	Units: “GSRFU” Class A ordinary shares: “GSRF” Public rights: “GSRFR”
Trading commencement and separation of Class A ordinary shares and public rights

The units will begin trading on or promptly after the date of this prospectus. The Class A ordinary shares and public rights constituting the units will begin separate trading on the 52nd day following the date of this prospectus (or, if such date is not a business day, the following business day), subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. Once the Class A ordinary shares and public rights commence separate trading, holders will have the option to continue to hold units or separate their units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the units into Class A ordinary shares and public rights. We will not issue fractional Class A ordinary shares in connection with an exchange of rights. Fractional Class A ordinary shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Companies Act. As a result, you must hold units in multiples of fourteen (14) in order to receive Class A ordinary shares for all of your rights upon closing of a business combination.

Additionally, the units will automatically separate into their component parts and will not be traded after completion of our initial business combination.

Separate trading of the Class A ordinary shares and public rights is prohibited until we have filed a Current Report on Form 8-K

In no event will the Class A ordinary shares and public rights be traded separately until we have filed with the SEC a Current Report on Form 8-K which includes an audited balance sheet of the company reflecting our receipt of the gross proceeds at the closing of this offering. We will file the Current Report on Form 8-K promptly after the closing of this offering. If the underwriters’ over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the underwriters’ over-allotment option.

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Pursuant to 17 C.F.R. Section 200.83

Units:
Number issued and outstanding before this offering	0
Number issued and outstanding after this offering

20,610,500 units, consisting of 20,000,000 units as part of this offering and 610,500 private placement units (or 23,655,500 units, consisting of 23,000,000 units as part of this offering and 655,500 private placement units if the underwriter exercises the over-allotment option in full)

Ordinary shares:
Number issued and outstanding before this offering	5,750,000 Class B ordinary shares (not subject to any forfeitures by the initial shareholders in the event the underwriters’ over-allotment option is not exercised in full)(1),(2)
Number issued and outstanding after this offering

26,360,500 shares, consisting of 20,000,000 Class A ordinary shares, 5,750,000 Class B ordinary shares and 610,500 private placement shares (or 29,405,500 shares, consisting of 23,000,000 private placement shares, 5,750,000 Class B ordinary shares and 655,500 private placement shares if the underwriter exercises the over-allotment option in full)(2)

Rights:
Number of rights outstanding before this offering	0
Number to be outstanding after this offering and sale of private placement units:

1,472,178 rights, consisting of 1,428,571 public rights as part of this offering and 43,607 private placement rights (or 1,689,678 rights, consisting of 1,642,857 public rights as part of this offering and 46,821 private placement rights if the underwriter exercises the over-allotment option in full)

Terms of Rights:

Each whole right represents the right to receive one Class A ordinary share upon the consummation of our initial business combination, so each holder of one right will receive one Class A ordinary share upon consummation of our initial business combination, whether or not we will be the surviving entity, even if the holder of a public right converted all Class A ordinary shares held by him, her or it in connection with the initial business combination or an amendment to our memorandum and articles of association with respect to our pre-business combination activities. In the event we will not be the survivor upon completion of our initial business combination, each holder of rights will be required to affirmatively convert his, her or its rights in order to receive the Class A ordinary shares underlying the rights (without paying any additional consideration) upon

____________

(1)      Our initial shareholders currently hold 5,750,000 Class B ordinary shares (which we refer to as “founder shares” as further described herein).

(2)      Founder shares are currently classified as Class B ordinary shares, which shares will convert into Class A ordinary shares on a one-for-one basis, subject to adjustment as described below adjacent to the caption “Founder shares conversion and anti-dilution rights.”

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Pursuant to 17 C.F.R. Section 200.83

consummation of the business combination. We will not issue fractional Class A ordinary shares in connection with an exchange of rights. Fractional Class A ordinary shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Islands law. As a result, you must hold one whole right in order to receive Class A ordinary shares for all of your rights upon closing of a business combination. If we are unable to complete an initial business combination within the required time period and we redeem the public shares for the funds held in the trust account, holders of rights will not receive any of such funds for their rights and the rights will expire worthless.

Founder shares

On May 30, 2023, GSR Sponsor paid $25,000, or approximately $0.004 per share, to cover certain of our offering and formation costs in exchange for an aggregate of 5,750,000 Class B ordinary shares, par value $0.0001 per share. Subsequently, on             , 2025, GSR Sponsor transferred              founder shares to each of our independent directors (an aggregate of              founder shares) at their original purchase price.

Prior to the initial investment in the company of $25,000 by GSR Sponsor, the company had no assets, tangible or intangible. The purchase price of these founder shares was determined by dividing the amount of cash contributed to us by the number of founder shares issued.

Subject to each sponsor member purchasing, through GSR Sponsor, the private placement units allocated to it in connection with the closing of this offering, GSR Sponsor will issue membership interests at a nominal purchase price to the sponsor members reflecting interests in an aggregate of the founder shares held by GSR Sponsor.

The founder shares are identical to the Class A ordinary shares included in the units being sold in this offering, except that:

•   prior to our initial business combination, only holders of the founder shares have the right to vote on the appointment of directors and holders of a majority of our founder shares may remove a member of the board of directors for any reason;

•   the founder shares are subject to certain transfer restrictions, as described in more detail below;

•   our initial shareholders, directors and officers have entered into a letter agreement with us, pursuant to which they have agreed to waive: (1) their redemption rights with respect to any founder shares and public shares held by them, as applicable, in connection with the completion of our initial business combination; (2) their redemption rights with respect to any founder shares and public shares held by them in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) their rights to liquidating distributions from the trust account

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with respect to any founder shares they hold if we fail to complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame). If we submit our initial business combination to our public shareholders for a vote, our initial shareholders, directors and officers have agreed to vote any founder shares and public shares held by them in favor of our initial business combination. As a result, in addition to our initial shareholders’ founder shares, we would need 7,430,251 additional shares, or 28.2% (assuming all issued and outstanding shares are voted, the over-allotment option is not exercised), or only one additional share (assuming only the minimum number of shares representing a quorum are voted, the over-allotment option is not exercised), of the 20,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have such initial business combination approved;

•   Gus Garcia, Lewis Silberman and Anantha Ramamurti are the managers and members of GSR Sponsor;

•   the sponsor members are not granted any shareholder or other rights in addition to those afforded to our other public shareholders, and will only be issued interests of GSR Sponsor with no right to control GSR Sponsor or vote or dispose of any securities held by it, including the founder shares and the private placement units held by GSR Sponsor;

•   the founder shares will automatically convert into our Class A ordinary shares at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in more detail below; and

•   the founder shares are entitled to registration rights as described under “Principal Shareholders — Registration Rights.”

Transfer restrictions on founder shares

Our initial shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their founder shares until the first earnings release that is at least 60 days after the completion of the Company’s initial business combination, at which point 25% of the founder shares will become transferable and thereafter an additional 25% will become transferable at each subsequent earnings release. Notwithstanding the above, 100% of any founder shares will become immediately transferable, subsequent to any initial business combination, (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property (except with respect to permitted transferees as described herein under “Principal Shareholders — Transfers of Founder Shares and Private Placement Units”). Any permitted transferees would be subject to the same restrictions and other agreements of our initial shareholders with respect to any founder shares. We refer to such transfer restrictions throughout this prospectus as the lock-up.

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Pursuant to 17 C.F.R. Section 200.83

Founder shares conversion and anti-dilution rights

We have 5,750,000 Class B ordinary shares, par value $0.0001 per share, issued and outstanding. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like and will not have any redemption rights or be entitled to liquidating distributions if we do not consummate an initial business combination.

Appointment of directors; Voting rights

Prior to our initial business combination, only our initial shareholders will have the right to vote on the appointment of directors. Holders of our public shares will not be entitled to vote on the appointment of directors during such time. In addition, prior to our initial business combination, holders of a majority of our founder shares may remove a member of the board of directors for any reason. These provisions of our amended and restated memorandum and articles of association may only be amended by a special resolution passed by at least 90% of our ordinary shares who, being entitled to do so, attend and vote (either in person or by proxy) in a general meeting. A quorum for such meeting will be present if the holders of one-third of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. With respect to any other matter submitted to a vote of our shareholders, including any vote in connection with our initial business combination, except as required by law, holders of our founder shares and holders of our public shares will vote together as a single class, with each share entitling the holder to one vote.

Private placement units

Our sponsor has committed, pursuant to a written agreement, to purchase an aggregate of 610,500 private placement units (or 655,500 private placement units if the underwriters’ over-allotment option is exercised in full) at a price of $10.00 per unit, or $6,105,000 in the aggregate (or $6,555,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. At its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full). The private placement units are identical to the units sold in this offering, subject to certain limited exceptions as described in this prospectus. A portion of the purchase price of the private placement units will be added to the proceeds from this offering to be held in the trust account such that at the time of closing of this offering $200,000,000 (or $230,000,000 if the underwriters exercise their over-allotment option in full) will be held in the trust account. If we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, the proceeds from the sale of the private placement units held in the trust account will be used to fund the redemption of our public shares (subject to the requirements of applicable law) and the private placement units (and their underlying securities) will expire worthless.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

The sponsor members have indicated an interest to purchase, indirectly through the purchase of interest of our GSR Sponsor, an aggregate of              private placement units, at a price of $10.00 per unit, or $             in the aggregate; and subject to each sponsor member purchasing, through GSR Sponsor, the private placement units allocated to it in connection with the closing of this offering, GSR Sponsor will issue membership interests at a nominal purchase price to the sponsor members reflecting interests in an aggregate of founder shares held by GSR Sponsor.

Transfer restrictions on private placement units and underlying securities

The private placement units (including any private placement shares, private placement rights and any Class A ordinary shares underlying the private placement rights) will not be transferable, assignable or saleable until 30 days after the completion of our initial business combination, except as described herein under “Principal Shareholders — Transfers of Founder Shares and Private Placement Units”.

Proceeds to be held in trust account

Nasdaq listing rules provide that at least 90% of the gross proceeds from this offering and the sale of the private placement units be deposited in a trust account. Of the $206,105,000 in proceeds we will receive from this offering and the sale of the private placement units described in this prospectus, or $236,555,000 if the underwriters’ over-allotment option is exercised in full, $200,000,000 ($10.00 per unit), or $230,000,000 ($10.00 per unit) if the underwriters’ over-allotment option is exercised in full (including $8,000,000 (or up to $9,200,000 if the underwriters’ over-allotment option is exercised in full) in deferred underwriting commissions), will be deposited into a segregated trust account located in the United States with            acting as trustee, and $3,755,000 will be used to pay expenses in connection with the closing of this offering, or $4,205,000 if the underwriters’ over-allotment option is exercised in full, and $2,350,000 for working capital following this offering. The funds in the trust account will be invested or held only in either (i) U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, (ii) uninvested cash, or (iii) an interest or non-interest bearing bank demand deposit account or other accounts at a bank. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer we hold investments in the trust account, we may, at any time (and will no later than 18 months (or up to 21 months as applicable) from the closing of this offering) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest or non-interest bearing demand deposit account. For more information about the risk of the company being considered to be operating as an unregistered investment company, see “Risk Factors — Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination and Post-Business Combination Risks — If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.”

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Except with respect to permitted withdrawals, the funds held in the trust account will not be released from the trust account until the earliest to occur of: (1) our completion of an initial business combination; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of our public shares if we have not completed an initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders.

Anticipated expenses and funding sources

Unless and until we complete our initial business combination, no proceeds held in the trust account will be available for our use, except permitted withdrawals and/or to redeem our public shares in connection with an amendment to our amended and restated memorandum and articles of association, as described above. Based upon current interest rates, we expect the trust account to generate approximately $10,000,000 of interest annually (assuming an interest rate of 5.0% per year). Unless and until we complete our initial business combination, we may pay our expenses only from:

•   permitted withdrawals;

•   the net proceeds of this offering and the sale of the private placement units not held in the trust account, which will be approximately $2,350,000 in working capital after the payment of approximately $655,000 in expenses (other than underwriting commissions and the fee for the qualified independent underwriter and not accounting for the exercise of any over-allotment option) relating to this offering; and

•   any loans or additional investments from our sponsor, members of our management team or any of their affiliates or other third parties, although they are under no obligation to loan funds to, or otherwise invest in, us; and provided that any such loans will not have any claim on the proceeds held in the trust account unless such proceeds are released to us upon completion of our initial business combination. Up to $1,500,000 of such loans may be convertible into private placement units, at a price of $10.00 per unit, at the option of the lender.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Conditions to completing our initial business combination

There is no limitation on our ability to raise funds privately or through loans in connection with our initial business combination. Nasdaq listing rules require that an initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account). We refer to this as the 80% fair market value test. The fair market value of the target or targets will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). Even though our board of directors will rely on generally accepted standards, our board of directors will have discretion to select the standards employed. In addition, the application of the standards generally involves a substantial degree of judgment. Accordingly, investors will be relying on the business judgment of the board of directors in evaluating the fair market value of the target or targets. The proxy solicitation materials or tender offer documents used by us in connection with any proposed transaction will provide public shareholders with our analysis of our satisfaction of the 80% fair market value test, as well as the basis for our determinations. If our board of directors is not able independently to determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria.

We will complete our initial business combination only if the post-transaction company in which our public shareholders own shares will own or acquire 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to our initial business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in our initial business combination transaction. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% fair market value test; provided that in the event that our initial business combination involves more than one target business, the 80% fair market value test will be based on the aggregate value of all of the target businesses.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Permitted purchases and other transactions with respect to our securities

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, GSR Sponsor, our directors, officers, advisors or any of their affiliates may purchase public shares or public rights in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. Any such price per share may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with our initial business combination. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), GSR Sponsor, our directors, officers, advisors or any of their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. However, GSR Sponsor, our directors, officers, advisors or any of their affiliates are under no obligation or duty to do so and they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds held in the trust account will be used to purchase public shares or public rights in such transactions. If GSR Sponsor, our directors, officers, advisors or any of their affiliates engage in such transactions, they will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. To the extent such securities are purchased, such public securities will be not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC. See “Business — Permitted purchases and other transactions with respect to our securities” for a description of how GSR Sponsor, our directors, officers, advisors or any of their affiliates will select which shareholders to enter into private transactions with.

We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. GSR Sponsor, our directors, officers, advisors or any of their affiliates will be restricted from making any purchases if such purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Redemption rights for public shareholders upon completion of our initial business combination

We will provide our public shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or against, our initial business combination, all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, subject to the limitations described herein.

The amount in the trust account is initially anticipated to be $10.00 per public share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriter. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. There will be no redemption rights upon the completion of our initial business combination with respect to our public rights. Our initial shareholders, directors and officers have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with the completion of our initial business combination.

Manner of conducting redemptions

We will provide our public shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or against, our initial business combination, all or a portion of their public shares upon the completion of our initial business combination either (1) in connection with a general meeting called to approve the business combination or (2) by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement. Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our company (other than with a 90% subsidiary of ours) where we do not survive and any transactions where we issue more than 20% of our issued and outstanding ordinary shares or seek to amend our amended and restated memorandum and articles of association would typically require shareholder approval. We intend to conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC unless shareholder approval is required by applicable law or stock exchange listing requirement or we choose to seek shareholder approval for business or other reasons.

If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other reasons, we will, pursuant to our amended and restated memorandum and articles of association:

•   conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

•   file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Upon the public announcement of our initial business combination, if we elect to conduct redemptions pursuant to the tender offer rules, we and GSR Sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our ordinary shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public shareholders not tendering more than we are permitted to redeem, as may be contained in the agreement relating to our initial business combination. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete such initial business combination. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete such initial business combination.

If, however, shareholder approval of the transaction is required by applicable law or stock exchange listing requirement, or we decide to obtain shareholder approval for business or other reasons, we will:

•   conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and

•   file proxy materials with the SEC.

We expect that a final proxy statement would be mailed to public shareholders at least 20 days prior to the shareholder vote. However, we expect that a draft proxy statement would be made available to such shareholders well in advance of such time, providing additional notice of redemption if we conduct redemptions in conjunction with a proxy solicitation. Although we are not required to do so, we currently intend to comply with the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote even if we are not able to maintain our Nasdaq listing or Exchange Act registration.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Our initial business combination must be approved by a majority of our board of directors and a majority of our independent directors. If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a simple majority of the votes cast by shareholders, voting together as a single class, who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting of the company. A quorum for such meeting will be present if the holders of one-third of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. In such case, pursuant to the terms of a letter agreement entered into with us, our initial shareholders have agreed (and their permitted transferees will agree) to vote their founder shares and any public shares held by them in favor of our initial business combination. We expect that at the time of any shareholder vote relating to our initial business combination, our initial shareholders and their permitted transferees will own at least 20% of our issued and outstanding ordinary shares entitled to vote thereon. Our directors and officers also have agreed to vote in favor of our initial business combination with respect to any public shares acquired by them. These voting thresholds, and the voting agreements of our initial shareholders, may make it more likely that we will consummate our initial business combination. Each public shareholder may elect to redeem their public shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Redemptions of our public shares may be subject to a net tangible asset test or cash requirement pursuant to an agreement relating to our initial business combination. For example, the proposed business combination may require: (1) cash consideration to be paid to the target or its owners; (2) cash to be transferred to the target for working capital or other general corporate purposes; or (3) the retention of cash to satisfy other conditions in accordance with the terms of the proposed business combination. In the event the aggregate cash consideration we would be required to pay for all public shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, and all ordinary shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

If enough shareholders tender their shares so that we are unable to satisfy any applicable closing condition set forth in the definitive agreement related to our initial business combination, or we are unable to maintain net tangible assets of at least $5,000,001 (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses) either immediately prior to or upon consummation of a business combination, we will not consummate such initial business combination.

We have determined not to consummate any business combination unless we have net tangible assets of at least $5,000,001 (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses) either immediately prior to or upon such consummation, in order to avoid being subject to Rule 419 promulgated under the Securities Act. The $5,000,001 net tangible asset value would be determined once a target business is located and we can assess all of the assets and liabilities of the combined company.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Tendering share certificates in connection with a tender offer or redemption rights

We may require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the initially scheduled vote on the proposal to approve our initial business combination in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, rather than simply voting against the initial business combination. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements, which will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares.

Limitation on redemption rights of shareholders holding more than 15% of the shares sold in this offering if we hold shareholder vote

Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, without our prior consent. We believe the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to redeem their shares as a means to force us, GSR Sponsor its affiliates to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights against a business combination if such holder’s shares are not purchased by us, GSR Sponsor or its affiliates at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem to no more than 15% of the shares sold in this offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in this offering) for or against our initial business combination.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Redemption rights in connection with proposed amendments to our amended and restated memorandum and articles of association

Some other blank check companies have a provision in their charter which prohibits the amendment of certain charter provisions. Our amended and restated memorandum and articles of association provide that any of its provisions (other than amendments relating to provisions governing the appointment or removal of directors prior to our initial business combination, which require the approval of a majority of at least 90% of our ordinary shares attending and voting in a general meeting), including those related to pre-business combination activity (including the requirement to deposit proceeds of this offering and the sale of private placement units into the trust account and not release such amounts except in specified circumstances), may be amended if approved by holders of at least two-thirds of our ordinary shares who attend and vote at a general meeting, and corresponding provisions of the trust agreement governing the release of funds from our trust account may be amended if approved by holders of 65% of our ordinary shares.

Our initial shareholders may participate in any vote to amend our amended and restated memorandum and articles of association and/or trust agreement and will have the discretion to vote in any manner they choose. GSR Sponsor, our officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, in each case unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. Our initial shareholders, directors and officers have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with the completion of our initial business combination.

Release of funds in trust account on closing of our initial business combination

On the completion of our initial business combination, all amounts held in the trust account will be disbursed directly by the trustee or released to us to pay amounts due to any public shareholders who properly exercise their redemption rights as described above under “Redemption rights for public shareholders upon completion of our initial business combination,” to pay the underwriter its deferred underwriting commissions, to pay all or a portion of the consideration payable to the target or owners of the target of our initial business combination and to pay other expenses associated with our initial business combination. If our initial business combination is paid for using equity or debt, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or the redemption of our public shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Redemption of public shares and distribution and liquidation if no initial business combination

GSR Sponsor, our officers and directors have agreed that we will have only 18 months from the closing of this offering (or up to 21 months at the discretion of GSR Sponsor without the need for a shareholder vote and without the ability of any shareholder to redeem their shares) to complete our initial business combination. If we have not completed our initial business combination within such period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our public rights, which will expire worthless if we fail to complete our initial business combination within the 21-month time period.

Our initial shareholders have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering. However, if our initial shareholders acquire public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted time frame. The underwriter has agreed to waive its rights to its deferred underwriting commission held in the trust account in the event we do not complete our initial business combination within the allotted time frame and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of our public shares.

If we are unable to complete an initial business combination within the 18 or 21-month period, we may seek an amendment to our amended and restated memorandum and articles of association to extend the period of time we have to complete an initial business combination beyond 21 months. Our amended and restated memorandum and articles of association will require at least a special resolution of our shareholders as a matter of Cayman Islands law, meaning that such an amendment be approved by at least two-thirds of our ordinary shares who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting of the company. If we seek shareholder approval to extend beyond the 21-month period in which to complete an initial business combination to a later date, we will offer our public shareholders the right to have their public ordinary shares redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), as described in greater detail in this

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

prospectus. In the event that we fail to receive shareholder approval to extend the period of time we have to complete an initial business combination beyond 21 months, we will cease all operations except for winding up, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then public shares in issue, which redemption will completely extinguish public shareholder’ rights as shareholders (including the right to receive further liquidation distributions, if any); and as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the directors, liquidate and dissolve. There are no limitations to the number of times that the Company may seek shareholder approval or that shareholders may approve to extend beyond the 21-month period in which to complete a business combination at a later date. If the initial business combination is not completed in the period provided, the membership interests of GSR Sponsor become worthless.

GSR Sponsor, our officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, in each case unless we provide our public shareholders with the opportunity to redeem their public ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares.

Limited payments to insiders

We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from (i) funds held outside the trust account or (ii) permitted withdrawals:

•   payment to an affiliate of GSR Sponsor of a total of $55,556 per month for office space, administrative and support services;

•   repayment of up to an aggregate of $300,000 in loans made to us by GSR Sponsor to cover offering-related and organizational expenses;

•   payment of customary fees for financial advisory services; and

•   reimbursement for any out of pocket expenses related to identifying, investigating and completing an initial business combination; and

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

•   repayment of loans which may be made by the sponsor, any of its respective affiliates or certain of our directors and officers to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of such loans for each sponsor may be convertible into units at a price of $10.00 per unit at the option of the lender.

These payments may be funded using the net proceeds of this offering and the sale of the private placement units not held in the trust account or, upon completion of the initial business combination, from any amounts remaining from the proceeds of the trust account released to us in connection therewith.

Our audit committee will review on a quarterly basis all payments that were made by us to GSR Sponsor, directors or officers, or our or any of their respective affiliates.
Audit committee

Prior to the consummation of this offering, we will have established and will maintain an audit committee to, among other things, monitor compliance with the terms described above and the other terms relating to this offering. If any noncompliance is identified, then the audit committee will be charged with the responsibility to promptly take all action necessary to rectify such noncompliance or otherwise to cause compliance with the terms of this offering. For more information, see the section entitled “Management — Committees of the Board of Directors — Audit Committee.”

Conflicts of interest

Our management team, in their capacities as directors, officers or employees of GSR Sponsor or its respective affiliates or in their other endeavors, may choose to present potential business combinations to the related entities described above, current or future entities affiliated with or managed by either of GSR Sponsor or third parties, before they present such opportunities to us, subject to his or her fiduciary duties under Cayman Islands law and any other applicable fiduciary duties. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. For more information, see the section entitled “Management — Conflicts of Interest.”

Our directors and officers presently have, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our directors or officers becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may need to honor these fiduciary or contractual obligations to present such business combination opportunity to such entity, or in the case of a non-compete restriction, may not present such opportunity to us at all, subject to his or her fiduciary duties under Cayman Islands law. See “Risk Factors — Certain of our directors

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

and officers are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.”

In light of the involvement of GSR Sponsor and our officers and directors with other entities, we may decide to acquire one or more businesses affiliated with or competitive with GSR Sponsor, officers, directors and their respective affiliates or existing holders. GSR Sponsor and our officers and directors are not currently aware of any specific opportunities for us to complete our initial business combination with any entities with which they are affiliated, and there have been no substantive discussions concerning a business combination with any such entity or entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for a business combination as set forth in “Business — Selection of a Target Business and Structuring of our Initial Business Combination” and such transaction was approved by a majority of our independent and disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions regarding the fairness to our company from a financial point of view of a business combination with one or more domestic or international businesses affiliated with GSR Sponsor, officers, directors or existing holders, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.

Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. At this time, we are not aware of any fiduciary duties or contractual obligations of our officers or directors that will materially affect our ability to complete our initial business combination, because the only special purpose acquisition company that a director of ours is also a director of has already identified a business combination target.

Some of our directors and officers are officers, partners or affiliates of SPAC Advisory Partners, LLC, our underwriter, and are registered representatives of Kingswood Capital Partners, LLC. As a result, SPAC Advisory Partners, LLC is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering is being made in compliance with the applicable requirements of Rule 5121. SPAC Advisory Partners will not confirm sales to any account over which it exercises discretionary

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

authority without the specific prior written approval of the account holder. In addition, Rule 5121 requires that a “qualified independent underwriter,” as defined in Rule 5121, participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto.                has agreed to act as a qualified independent underwriter for this offering. We have agreed to indemnify against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

We and GSR Sponsor may have additional conflicts of interest relating to repayment of any loans, reimbursement of out-of-pocket expenses or other fees in the event we do not complete our initial business combination, including, but not limited to, returning such funds instead of using such funds for other purposes.

Indemnity

GSR Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or by a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of permitted withdrawals as well as expenses relating to administration of the trust account.

This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then GSR Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether GSR Sponsor has sufficient funds to satisfy its indemnity obligations and believe that GSR Sponsor’s only assets are securities of our company. We have not asked GSR Sponsor to reserve for such indemnification obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Risks

We have not conducted any operations or generated any revenues. Until we complete our initial business combination, we will have no operations and will generate no operating revenues. In making your decision whether to invest in our securities, you should take into account not only the background of our management team, but also the special risks we face as a blank check company. This offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act. Accordingly, you will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. For additional information concerning how Rule 419 blank check offerings differ from this offering, please see “Business — Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419.” You should carefully consider these and the other risks set forth in the section entitled “Risk Factors” beginning on page 38 of this prospectus.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

DILUTION

The difference between the public offering price per unit and the net tangible book value (NTBV) per Class A ordinary share after this offering constitutes the dilution to investors in this offering. NTBV per share is determined by dividing our NTBV, which is our total tangible assets less total liabilities, by the number of outstanding Class A ordinary shares.

The below calculations (A) assume that (i) no ordinary shares are issued to shareholders of a potential business combination target as consideration or issuable by a post-business combination company, for instance under an equity or employee share purchase plan, (ii) no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that we may seek in connection with an initial business combination, (iii) no working capital loans are converted into private placement units, as further described in this prospectus and (iv) no value is attributed to the rights, and (B) assume the issuance of (i) 20,000,000 Class A ordinary shares (or 23,000,000 Class A ordinary shares if the underwriters’ overallotment option is exercised in full), (ii) 610,500 private placement shares (or 655,500 private placement shares if the underwriters’ overallotment option is exercised in full), (iii) 1/14th of a share for each right outstanding, as such issuance will occur upon a business combination without the payment of additional consideration and (iv) 5,750,000 founder shares. The issuance of additional ordinary or preference shares may significantly dilute the equity interest of public shareholders.

The following table illustrates the difference between the public offering price per unit and our NTBV per share, as adjusted to give effect to this offering and assuming redemption of our public shares at varying levels and the full exercise and no exercise of the over-allotment option:

As of March 31, 2025
Offering Price of $10.00	25% of Maximum Redemption (assumes 4,728,480 or 5,453,655 public shares redeemed)		50% of Maximum Redemption (assumes 9,456,960 or 10,907,310 public shares redeemed)		75% of Maximum Redemption (assumes 14,185,440 or 16,360,965 public shares redeemed)		Maximum Redemption (assumes 18,913,920 or 21,814,620 public shares redeemed)
NTBV	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price
Assuming Full Exercise of Over-Allotment Option
$7.18	$6.58	$3.42	$5.65	$4.35	$4.04	$5.96	$0.54	$9.46

Assuming No Exercise of Over-Allotment Option
$6.98	$6.36	$3.64	$5.42	$4.58	$3.83	$6.17	$0.56	$9.44

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

For each of the redemption scenarios above, the NTBV was calculated as follows:

	No Redemption		25% of Maximum Redemptions		50% of Maximum Redemptions		75% of Maximum Redemptions		Maximum Redemptions
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Public offering price	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00
Net tangible book deficit before this offering	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Increase attributable to public shares	6.98	7.18	6.36	6.58	5.42	5.65	3.83	4.04	0.56	0.54
Pro forma net tangible book value after this offering and the sale of private units	6.98	7.18	6.36	6.58	5.42	5.65	3.83	4.04	0.56	0.54
Dilution to public shareholders	3.02	2.82	3.64	3.42	4.58	4.35	6.17	5.96	9.44	9.46
Percentage of dilution to public shareholders	30.2%	28.2%	36.4%	34.2%	45.8%	43.5%	61.7%	59.6%	94.4%	94.6%
Numerator:
Net tangible book deficit before this offering	$(4,650)	$(4,650)	$(4,650)	$(4,650)	$(4,650)	$(4,650)	$(4,650)	$(4,650)	$(4,650)	$(4,650)
Net proceeds from this offering and sale of the private placement units(1)	202,350,000	232,350,000	202,350,000	232,350,000	202,350,000	232,350,000	202,350,000	232,350,000	202,350,000	232,350,000
Plus: Offering costs paid in advance, excluded from tangible book value before this offering	850	850	850	850	850	850	850	850	850	850
Less: Deferred underwriting commissions	(8,000,000)	(9,200,000)	(8,000,000)	(9,200,000)	(8,000,000)	(9,200,000)	(8,000,000)	(9,200,000)	(8,000,000)	(9,200,000)
Less: Over-allotment liability	(207,000)	—	(207,000)	—	(207,000)	—	(207,000)	—	(207,000)	—
Less: Amounts paid for redemptions(2)	—	—	(47,284,800)	(54,536,550)	(94,569,600)	(109,073,100)	(141,854,400)	(163,609,650)	(189,139,199)	(218,146,199)
	$194,139,200	$223,146,200	$146,854,400	$168,609,650	$99,569,600	$114,073,100	$52,284,800	$59,536,550	$5,000,001	$5,000,001
Denominator:
Class B ordinary shares outstanding prior to this offering	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000
Class A ordinary shares included in the units offered	20,000,000	23,000,000	20,000,000	23,000,000	20,000,000	23,000,000	20,000,000	23,000,000	20,000,000	23,000,000
Class A ordinary shares underlying the rights included in the units offered	1,428,571	1,642,857	1,428,571	1,642,857	1,428,571	1,642,857	1,428,571	1,642,857	1,428,571	1,642,857
Class A ordinary shares included in the private placement units	610,500	655,500	610,500	655,500	610,500	655,500	610,500	655,500	610,500	655,500
Class A ordinary shares underlying the rights included in the private placement units	43,607	46,821	43,607	46,821	43,607	46,821	43,607	46,821	43,607	46,821
Less: Ordinary shares redeemed	—	—	(4,728,480)	(5,453,655)	(9,456,960)	(10,907,310)	(14,185,440)	(16,360,965)	(18,913,920)	(21,814,620)
	27,832,678	31,095,178	23,104,198	25,641,523	18,375,718	20,187,868	13,647,238	14,734,213	8,918,758	9,280,558

____________

(1)       Expenses applied against gross proceeds include offering expenses of $655,000 and underwriting commissions of $3,100,000 (or up to $3,550,000 if the overallotment option is exercised in full) (excluding deferred underwriting fees). See “Use of Proceeds.”

(2)       Upon the consummation of our initial business combination, the deferred underwriting commissions would be paid as follows: $8,000,000 (or up to $9,200,000 if the underwriters’ over-allotment option is exercised in full) in the aggregate, payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States as described herein. See also “Underwriting (Conflicts of Interest)” for a description of compensation and other items of value payable to the underwriters.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

SUMMARY FINANCIAL DATA

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included in this prospectus. We have not had any significant operations to date, so only balance sheet data is presented.

	March 31, 2025
	Actual	As Adjusted
Balance Sheet Data:
Working capital (deficit) surplus	$(4,650)	$2,346,200
Total assets	$850	$202,346,200
Total liabilities	$4,650	$8,207,000
Value of Class A ordinary shares subject to possible redemption	$—	$200,000,000
Shareholders’ deficit	$(3,800)	$(5,860,800)

The “as adjusted” information gives effect to the sale of the units in this offering, the sale of the private placement units, and the payment of the estimated expenses of this offering and assumes no exercise of the underwriters’ over-allotment option. The “as adjusted” total assets include the $200,000,000 held in the trust account (which would be $230,000,000 if the underwriters’ over-allotment option is exercised in full), for the benefit of our public shareholders, which amount, less deferred underwriting commissions, will be available to us only upon the completion of our initial business combination within the completion window. The “as adjusted” total liabilities include deferred underwriting commissions of $8,000,000 and the value of the underwriters’ over-allotment liability. The underwriters will not be entitled to any interest accrued on the deferred underwriting discounts and commissions.

We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation, or otherwise we are exempt from the provisions of Rule 419 promulgated under the Securities Act (so that we are not subject to the SEC’s “penny stock” rules), and solely if we seek shareholder approval, a majority of the issued and outstanding ordinary shares voted are voted in favor of the business combination.

If no business combination is completed within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, proceeds then on deposit in the trust account (which is initially anticipated to be $10.00 per share), including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), will be used to fund the redemption of our public shares. Our initial shareholders have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within the prescribed time period.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND
RISK FACTOR SUMMARY

Some statements contained in this prospectus are forward-looking in nature. Our forward-looking statements and risk factors include, but are not limited to, statements and risk factors regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements and risk factors in this prospectus may include, for example, statements and risk factors about:

•        our ability to select an appropriate target business or businesses;

•        our ability to complete our initial business combination, which is impacted by various factors;

•        our expectations around the performance of a prospective target business or businesses or of markets or industries;

•        our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•        our directors and officers allocating their time to other businesses and potentially having conflicts of interest with or otherwise conflicting contractual obligations in connection with our business or in approving or consummating our initial business combination;

•        our potential ability to obtain additional financing to complete our initial business combination;

•        our pool of prospective target businesses;

•        the ability of our directors and officers to generate a number of potential business combination opportunities;

•        the potential liquidity and trading of our public securities;

•        the lack of a market for our securities;

•        the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•        global geopolitical conditions resulting from the ongoing Russia-Ukraine conflict, the recent escalation of the Israel-Hamas conflict and the upcoming elections in the United States in 2024;

•        changes in international trade policies, tariffs and treaties affecting imports and exports;

•        the trust account not being subject to claims of third parties; or

•        our financial performance following this offering.

The forward-looking statements and risk factors contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination and Post-Business Combination Risks

We have no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We are a exempted company incorporated under the laws of the Cayman Islands with no operating results, and we will not commence operations until obtaining funding through this offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our initial business combination with one or more target businesses. We have no plans, arrangements or understandings with any prospective target business concerning a business combination and may be unable to complete our initial business combination. If we fail to complete our initial business combination, we will never generate any operating revenues.

Our public shareholders may not be afforded an opportunity to vote on our proposed business combination, which means we may complete our initial business combination even though a majority of our public shareholders do not support such a combination.

We may not hold a shareholder vote to approve our initial business combination unless the business combination would require shareholder approval under applicable law or stock exchange rules or if we decide to hold a shareholder vote for business or other reasons. For instance, Nasdaq listing rules currently allow us to engage in a tender offer in lieu of a general meeting, but would still require us to obtain shareholder approval if we were seeking to issue more than 20% of our issued and outstanding shares to a target business as consideration in any business combination. Therefore, if we were structuring a business combination that required us to issue more than 20% of our issued and outstanding shares, we would seek shareholder approval of such business combination. However, except as required by applicable law or stock exchange rules, the decision as to whether we will seek shareholder approval of a proposed business combination or will allow shareholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek shareholder approval. Accordingly, we may consummate our initial business combination even if holders of a majority of the issued and outstanding ordinary shares do not approve of the business combination we consummate. Please see the section entitled “Business — Effecting Our Initial Business Combination — Shareholders may not have the ability to approve our initial business combination” for additional information.

If we seek shareholder approval of our initial business combination, our initial shareholders, directors and officers have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote.

Unlike many other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our initial shareholders, directors and officers have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote their founder shares and any public shares held by them in favor of our initial business combination. As a result, in addition to our initial shareholders’ founder shares, we would need 7,430,251 additional shares, or 28.2% (assuming all issued and outstanding shares are voted and the over-allotment option is not exercised), or only one additional share (assuming only the minimum number of shares representing a quorum are voted and the over-allotment option is not exercised), of the 20,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have such initial business combination approved. Our directors and officers have also entered into the letter agreement, imposing similar obligations on them with respect to public shares acquired by them, if any. We expect that our initial shareholders

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

and their permitted transferees will own at least 20% of our issued and outstanding ordinary shares at the time of any such shareholder vote. Accordingly, if we seek shareholder approval of our initial business combination, it is more likely that the necessary shareholder approval will be received than would be the case if such persons agreed to vote their founder shares in accordance with the majority of the votes cast by our public shareholders.

Your only opportunity to affect the investment decision regarding a potential business combination will be limited to the exercise of your right to redeem your shares from us for cash, unless we seek shareholder approval of such business combination.

At the time of your investment in us, you will not be provided with an opportunity to evaluate the specific merits or risks of any target businesses. Additionally, since our board of directors may complete a business combination without seeking shareholder approval, public shareholders may not have the right or opportunity to vote on the business combination, unless we seek such shareholder approval. Accordingly, if we do not seek shareholder approval, your only opportunity to affect the investment decision regarding a potential business combination may be limited to exercising your redemption rights within the period of time (which will be at least 20 business days) set forth in our tender offer documents mailed to our public shareholders in which we describe our initial business combination.

The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.

We may seek to enter into a business combination transaction agreement with a prospective target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. If too many public shareholders exercise their redemption rights, we would not be able to meet such closing condition and, as a result, would not be able to proceed with the business combination. The amount of the deferred underwriting commissions payable to the underwriter will not be adjusted for any shares that are redeemed in connection with a business combination and such amount of deferred underwriting commissions is not available for us to use as consideration in an initial business combination. If we are able to consummate an initial business combination, the per-share value of shares held by non-redeeming shareholders will reflect our obligation to pay and the payment of the deferred underwriting commissions. Consequently, if accepting all properly submitted redemption requests would not allow us to satisfy a closing condition as described above, we would not proceed with such redemption and the related business combination and may instead search for an alternate business combination. Furthermore, our amended and restated memorandum and articles of association provide that we will only consummate an initial business combination if our net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of our initial business combination, or otherwise we are exempt from the provisions of Rule 419 promulgated under the Securities Act (so that we are not subject to the SEC’s “penny stock” rules). Consequently, if accepting all properly submitted redemption requests would cause our net tangible assets to be less than $5,000,001 or make us unable to satisfy a minimum cash condition as described above, we would not proceed with such business combination and may instead search for an alternate business combination. Prospective targets will be aware of these risks and, thus, may be reluctant to enter into a business combination transaction with us.

The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable business combination or optimize our capital structure.

At the time we enter into an agreement for our initial business combination, we will not know how many shareholders may exercise their redemption rights and, therefore, we will need to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. If our initial business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, we will need to reserve a portion of the cash in the trust account to meet such requirements, or arrange for third-party financing. In addition, if a larger number of shares is submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account or arrange for third-party financing. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. The above considerations may limit our ability to complete the most desirable business combination available to us or optimize our capital structure. The above considerations may limit our ability to complete the most desirable business combination available to us or optimize our capital structure.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that our initial business combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

If our initial business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, the probability that our initial business combination would be unsuccessful increases. If our initial business combination is unsuccessful, you would not receive your pro rata portion of the trust account until we liquidate the trust account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the trust account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with our redemption until we liquidate or you are able to sell your shares in the open market.

The requirement that we complete our initial business combination within the prescribed time frame may give potential target businesses leverage over us in negotiating a business combination and may limit the time we have in which to conduct due diligence on potential business combination targets, in particular as we approach our dissolution deadline, which could undermine our ability to complete our initial business combination on terms that would produce value for our shareholders.

Any potential target business with which we enter into negotiations concerning a business combination will be aware that we must complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering. Consequently, such target business may obtain leverage over us in negotiating a business combination, knowing that if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the end of such time period. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.

We may not be able to complete our initial business combination within the prescribed time frame, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate, in which case our public shareholders may receive only $10.00 per share, or less than such amount in certain circumstances, and our rights will expire worthless.

GSR Sponsor, our directors and officers have agreed that we must complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, or such later time as may be agreed by our shareholders. We may not be able to find a suitable target business and complete our initial business combination within such time period. Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. For example, geopolitical instability emanating from the ongoing conflict between Russia and the Ukraine as well as the recent escalation of tensions in the Middle East could limit our ability to complete our initial business combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, geopolitical stability may negatively impact businesses we may seek to acquire.

If we have not completed our initial business combination within such time period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may receive only $10.00 per share, or less than $10.00 per share, on the redemption of their shares, and our rights will expire worthless. See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share” and other risk factors herein.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

If we are unable to complete an initial business combination within the 18-month or 21-month period, we may seek an amendment to our amended and restated memorandum and articles of association to extend the period of time we have to complete an initial business combination beyond 21 months. Our amended and restated memorandum and articles of association will require at least a special resolution of our shareholders as a matter of Cayman Islands law, meaning that such an amendment be approved by at least two-thirds of our ordinary shares who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting of the company. If we seek shareholder approval to extend beyond the 21-month period in which to complete an initial business combination to a later date, we will offer our public shareholders the right to have their public ordinary shares redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), as described in greater detail in this prospectus.

Our search for an initial business combination, and any target business with which we may ultimately consummate an initial business combination, may be materially adversely affected by current global geopolitical conditions resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the conflict in the Middle East.

United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the abovementioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect our search for an initial business combination and any target business with which we may ultimately consummate an initial business combination. The extent and duration of the ongoing conflicts, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Any such disruptions may also have the effect of heightening many of the other risks described in this section. If these disruptions or other matters of global concern continue for an extensive period of time, our ability to consummate an initial business combination, or the operations of a target business with which we may ultimately consummate an initial business combination, may be materially adversely affected.

Military or other conflicts in Ukraine, the Middle East or elsewhere may lead to increased volume and price volatility for publicly traded securities, or affect the operations or financial condition of potential target companies, which could make it more difficult for us to consummate an initial business combination.

Military or other conflicts in Ukraine, the Middle East or elsewhere may lead to increased volume and price volatility for publicly traded securities, or affect the operations or financial condition of potential target companies, and to other company or industry-specific, national, regional or international economic disruptions and economic uncertainty, any of which could make it more difficult for us to identify a business combination target and consummate an initial business combination on acceptable commercial terms, or at all.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Recent increases in inflation in the United States and elsewhere could make it more difficult for us to consummate a business combination.

Recent increases in inflation in the United Stated and elsewhere may be leading to increased price volatility in publicly traded securities, including ours, and may lead to other national, regional and international economic disruptions, any of which could make it more difficult for us to consummate a business combination.

Changes in international trade policies, tariffs and treaties affecting imports and exports may have a material adverse effect on our search for an initial business combination target or the performance or business prospects of a post-business combination company.

There have recently been significant changes to international trade policies and tariffs affecting imports and exports. Any significant increases in tariffs on goods or materials or other changes in trade policy could negatively affect our search for a target and/or our ability to complete our initial business combination.

Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. There is currently significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs. and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future.

Tariffs, or the threat of tariffs or increased tariffs, could have a significant negative impact on certain businesses (either due to domestic businesses’ reliance on imported goods or dependence on access to foreign markets, or foreign businesses’ reliance on sales into the United States). In addition, retaliatory tariffs could have a significant negative impact on foreign businesses that rely on imports from the United States, and domestic businesses that rely on exporting goods internationally. These tariffs and threats of tariffs and other potential trade policy changes could negatively affect the attractiveness of certain initial business combination targets, or lead to material adverse effects on a post-business combination company. Among other things, historical financial performance of companies affected by trade policies and/or tariffs may not provide useful guidance as to the future performance of such companies, because future financial performance of those companies may be materially affected by new U.S. tariffs or foreign retaliatory tariffs, or other changes to trade policies. The business prospects of a particular target for a business combination could change even after we enter into a business combination agreement, as a result of tariffs or the threat of tariffs that may have a material impact on that target’s business, and it may be costly or impractical for us to terminate that business combination agreement. These factors could affect our selection of a business combination target.

We may not be able to adequately address the risks presented by these tariffs or other potential trade policy changes. As a result, we may deem it costly, impractical or risky to complete an initial business combination with a particular target or with a target in a particular industry or from a particular country. Consequently, the pool of potential target companies may be reduced, which could impair our ability to identify a suitable target and to complete an initial business combination. If we complete an initial business combination with such a target, the post-business combination company’s operations and financial results could be adversely affected as a result of tariffs or changes to trade policies, which may cause the market value of the securities of the post-business combination company to decline.

Changes in the market for directors and officers liability insurance could make it more difficult and more expensive for us to negotiate and complete an initial business combination.

In recent years, the market for directors and officers liability insurance for special purpose acquisition companies has changed in ways adverse to us and our management team. The premiums charged for such policies have generally increased and the terms of such policies have generally become less favorable. These trends may continue into the future.

The increased cost and decreased availability of directors and officers liability insurance could make it more difficult and more expensive for us to negotiate an initial business combination. In order to obtain directors and officers liability insurance or modify its coverage as a result of becoming a public company, the post-business combination entity might need to incur greater expense, accept less favorable terms or both. However, any failure to obtain adequate directors and officers liability insurance could have an adverse impact on the post-business combination’s ability to attract and retain qualified officers and directors.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

In addition, even after we were to complete an initial business combination, our directors and officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the initial business combination. As a result, in order to protect our directors and officers, the post-business combination entity may need to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for the post-business combination entity, and could interfere with or frustrate our ability to consummate an initial business combination on terms favorable to our investors.

If we seek shareholder approval of our initial business combination, GSR Sponsor, our directors, officers, advisors or any of their affiliates may elect to purchase shares or public rights from public shareholders, which may increase the likelihood of closing our initial business combination and reduce the public “float” of our securities.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, GSR Sponsor, our directors, officers, advisors or any of their affiliates may purchase public shares or public rights in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. Any such price per share may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with our initial business combination. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), GSR Sponsor, our directors, officers, advisors or any of their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. However, GSR Sponsor, our directors, officers, advisors or any of their affiliates are under no obligation or duty to do so and they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. See “Business — Permitted purchases and other transactions with respect to our securities” for a description of how GSR Sponsor, our directors, officers, advisors or any of their affiliates will select which shareholders to enter into private transactions with. The purpose of such purchases could be to vote such shares in favor of our initial business combination and thereby increase the likelihood of obtaining shareholder approval of our initial business combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of shares or public rights could be to reduce the number of public rights outstanding or to vote such public rights on any matters submitted to the public rights holders for approval in connection with our initial business combination. This may result in the completion of our initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. To the extent such securities are purchased, such public securities will be not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC.

In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

We may not be able to complete an initial business combination since such initial business combination may be subject to regulatory review and approval requirement, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

Our initial business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on — among other factors — the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations that

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

became effective on February 13, 2020 further includes investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”

If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay our proposed initial business combination, impose conditions with respect to such initial business combination or request the President of the United States to order us to divest all or a portion of the U.S. target business of our initial business combination that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of, delay or prevent us from pursuing certain target companies that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues. In addition, certain federally licensed businesses may be subject to rules or regulations that limit foreign ownership.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate our initial business combination within the applicable time period required under our amended and restated memorandum and articles of association, including as a result of extended regulatory review of a potential initial business combination, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares for a pro rata portion of the funds held in the trust account and as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment. Additionally, our private placement units will be worthless.

Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on our redemption of their shares, and our rights will expire worthless.

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of this offering and the sale of the private placement units, our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses, including the ability to negotiate more attractive acquisition terms. Furthermore, in the event we seek shareholder approval of our initial business combination and we are obligated to pay cash for our Class A ordinary shares, it will potentially reduce the resources available to us for our initial business combination. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account and our rights will expire worthless. See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share” and other risk factors herein.

If the funds not being held in the trust account are insufficient to allow us to operate for at least the 21 months following the closing of this offering, we may be unable to complete our initial business combination.

The funds available to us outside of the trust account may not be sufficient to allow us to operate for at least the 21 months following the closing of this offering, assuming that our initial business combination is not completed during that time. We expect to incur significant costs in pursuit of our acquisition plans. Management’s plans to

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

address this need for capital through this offering and potential loans from certain of our affiliates are discussed in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” However, our affiliates are not obligated to make loans to us in the future, and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

We believe that, upon the closing of this offering, the funds available to us outside of the trust account, will be sufficient to allow us to operate for at least the 21 months following the closing of this offering; however, we cannot assure you that our estimate is accurate. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account and our rights will expire worthless. See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share” and other risk factors herein.

If the net proceeds of this offering and the sale of the private placement units not being held in the trust account are insufficient, it could limit the amount available to fund our search for a target business or businesses and complete our initial business combination and we may depend on loans from GSR Sponsor, or our management team to fund our search, to pay our taxes and to complete our initial business combination.

Of the net proceeds of this offering and the sale of the private placement units, only approximately $2,350,000 will be available to us initially outside the trust account to fund our working capital requirements. In the event that our offering expenses exceed our estimate of $655,000 (excluding underwriting commissions), we may fund such excess with funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $655,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount. If we are required to seek additional capital, we would need to borrow funds from GSR Sponsor, our management team or other third parties to operate or may be forced to liquidate. Neither GSR Sponsor, members of our management team nor any of their affiliates is under any obligation to loan funds to, or otherwise invest in, us in such circumstances. Any such loans may be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we need funds, we may also withdraw from the trust account to fund our working capital requirements, subject to an annual limit of $500,000, and to pay our taxes. If we have not completed our initial business combination within the required time period because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In such case, our public shareholders may receive only $10.00 per share, or less in certain circumstances, and our rights will expire worthless. See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share” and other risk factors herein.

Subsequent to our completion of our initial business combination, we may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

Even if we conduct extensive due diligence on a target business with which we combine, we cannot assure you that this diligence will identify all material issues that may be present with a particular target business that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing. Accordingly, any shareholder or rights holder who chooses to remain a shareholder or rights holder, respectively, following our initial business combination could suffer a reduction in the value of their securities. Such shareholders and rights holders are unlikely to have a remedy for such reduction in value.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

The securities in which we invest the funds held in the trust account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share.

The proceeds held in the trust account will be invested or held only in either (i) U.S. government treasury obligations with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, (ii) as uninvested cash, or (iii) an interest or non-interest bearing bank demand deposit account or other accounts at a bank. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer we hold investments in the trust account, we may, at any time (and will no later than 21 months from the closing of this offering) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest or non-interest bearing demand deposit account. For more information about the risk of the company being considered to be operating as an unregistered investment company, see “— If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.” While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in the recent past. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that we are unable to complete our initial business combination or make certain amendments to our amended and restated memorandum and articles of association, our public shareholders are entitled to receive their pro-rata share of the proceeds held in the trust account, plus any interest income, net of taxes paid or payable (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses. Negative interest rates could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith by paying public shareholders from the trust account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages.

If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any liquidation claims deplete the trust account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation would be reduced.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect our business, financial condition or results of operations, or our prospects.

The funds in our operating account and our trust account will be held in banks or other financial institutions and will be invested or held only in either (i) U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations, (ii) as uninvested cash, or (iii) an interest or non-interest bearing bank demand deposit account or other accounts at a bank. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer we hold investments in the trust account, we may, at any time (and will no later than 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest or non-interest bearing demand deposit account. For more information about the risk of the company being considered to be operating as an unregistered investment company, see “— If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.” Our cash held in non-interest bearing and interest-bearing accounts may exceed any applicable Federal Deposit Insurance Corporation (“FDIC”) insurance limits. Should events, including limited liquidity, defaults, non-performance or other adverse developments occur with respect to the banks or other financial institutions that hold our funds, or that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, the value of the assets in our trust account could be impaired, which could have a material impact on our operating results, liquidity, financial condition and prospects. For example, on March 10, 2023, the FDIC announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation. We cannot guarantee that the banks or other financial institutions that will hold our funds will not experience similar issues.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•        restrictions on the nature of our investments; and

•        restrictions on the issuance of securities;

each of which may make it difficult for us to complete our initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

•        registration as an investment company;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

On January 24, 2024, the SEC adopted a series of new rules relating to SPACs. The SEC’s adopted rules do not provide a safe harbor for SPACs from the definition of “investment company” under the Investment Company Act. Instead, the SEC’s adopting release provided guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including as a result of its duration, asset composition, business purpose, and the activities of the SPAC and its management team in furtherance of such goals.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading in securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and complete an initial business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in the trust account will be invested or held only in either (i) U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations, (ii) as uninvested cash, or (iii) an interest or non-interest bearing bank demand deposit account or other accounts at a bank. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer we hold investments in the trust account, we may, at any time (and will no later than 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest or non-interest bearing demand deposit account. However, even if we comply with the aforementioned, we could nevertheless, and at any time, be considered to be operating as an unregistered investment company.

Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. This offering is not intended for persons who are seeking a return on investments in government securities or investment securities. The trust account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of our initial business combination; (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to offer redemption rights in connection with any proposed initial business combination or certain amendments to our amended and restated memorandum and articles of association prior thereto or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window; or (B) with respect to any other material provision relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the completion window, from the closing of this offering, our return of the funds held in the trust account to our public shareholders as part of our redemption of the public shares.

We are aware of litigation against certain special purpose acquisition companies asserting that notwithstanding the foregoing, those special purpose acquisition companies should be considered investment companies. Although we believe that these claims are without merit, we cannot guarantee that we will not be deemed to be an investment company and thus subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds, may require us to otherwise change our operations and may hinder our ability to complete an initial business combination or may result in our liquidation and the winding up of our operations. If we are unable to complete our initial business combination and are required to liquidate, our public shareholders would lose their opportunity to invest in a target business or businesses through our initial business combination, including any price appreciation of the combined company’s securities following such initial business combination, and may receive only approximately $10.00 per share on the liquidation of our trust account as well as our rights will expire worthless.

Holders of Class A ordinary shares will not be entitled to vote on any appointment of directors we hold prior to our initial business combination.

Prior to our initial business combination, only holders of our founder shares will have the right to vote on the appointment of directors. Holders of our public shares will not be entitled to vote on the appointment of directors during such time. In addition, prior to our initial business combination, holders of a majority of our founder shares may remove a member of the board of directors for any reason. Accordingly, as holders of our Class A ordinary shares, our public shareholders will not have any say in the management of our company prior to the consummation of an initial business combination.

Because we are not limited to a particular industry or any specific target businesses with which to pursue our initial business combination, you will be unable to ascertain the merits or risks of any particular target business’s operations.

We may seek to complete a business combination with an operating company of any size (subject to our satisfaction of the 80% of net assets test) and in any industry, sector or geography. However, we will not, under our amended and restated memorandum and articles of association, be permitted to effectuate our initial business

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

combination solely with another blank check company or similar company with nominal operations. Because we have not yet selected or approached any specific target business with respect to a business combination, there is no basis to evaluate the possible merits or risks of any particular target business’s operations, results of operations, cash flows, liquidity, financial condition or prospects. To the extent we complete our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or development stage entity. Although our directors and officers will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. We also cannot assure you that an investment in our units will not ultimately prove to be less favorable to our investors than a direct investment, if such opportunity were available, in a business combination target. Accordingly, any shareholder or rights holder who chooses to remain a shareholder or rights holder, respectively, following our initial business combination could suffer a reduction in the value of their securities. Such shareholders and rights holders are unlikely to have a remedy for such reduction in value.

We may seek business combination opportunities in industries or sectors that may be outside of our management’s areas of expertise.

We will consider a business combination outside of our management’s areas of expertise if a business combination candidate is presented to us and we determine that such candidate offers an attractive business combination opportunity for our company. Although our management will endeavor to evaluate the risks inherent in any particular business combination candidate, we cannot assure you that we will adequately ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our units will not ultimately prove to be less favorable to investors in this offering than a direct investment, if an opportunity were available, in a business combination candidate. In the event we elect to pursue a business combination outside of the areas of our management’s expertise, our management’s expertise may not be directly applicable to its evaluation or operation, and the information contained in this prospectus regarding the areas of our management’s expertise would not be relevant to an understanding of the business that we elect to acquire. As a result, our management may not be able to ascertain or assess adequately all of the relevant risk factors. Accordingly, any shareholders who choose to remain shareholder following our initial business combination could suffer a reduction in the value of their shares. Such shareholder are unlikely to have a remedy for such reduction in value.

Although we have identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our initial business combination with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our initial business combination may not have attributes entirely consistent with our general criteria and guidelines.

Although we have identified general criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our initial business combination will not have all of these positive attributes. If we complete our initial business combination with a target that does not meet some or all of these criteria and guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce a prospective business combination with a target that does not meet our general criteria and guidelines, a greater number of shareholders may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, if shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or we decide to obtain shareholder approval for business or other reasons, it may be more difficult for us to attain shareholder approval of our initial business combination if the target business does not meet our general criteria and guidelines. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account and our rights will expire worthless.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

We may seek acquisition opportunities with an early stage company, a financially unstable business or an entity lacking an established record of revenue or earnings.

To the extent we complete our initial business combination with an early stage company, a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by numerous risks inherent in the operations of the business with which we combine. These risks include investing in a business without a proven business model and with limited historical financial data, volatile revenues or earnings, intense competition and difficulties in obtaining and retaining key personnel. Although our directors and officers will endeavor to evaluate the risks inherent in a particular target business, we may not be able to properly ascertain or assess all of the significant risk factors and we may not have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business.

We are not required to obtain an opinion from an independent investment banking firm or from an independent accounting firm regarding fairness. Consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our company from a financial point of view.

Unless we complete our initial business combination with an affiliated entity, we are not required to obtain an opinion that the price we are paying is fair to our company from a financial point of view. If no opinion is obtained, our shareholders will be relying on the judgment of our board of directors, who will determine fair market value based on standards generally accepted by the financial community. Such standards used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable, related to our initial business combination.

Resources could be wasted in researching acquisitions that are not completed, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per share, or less than such amount in certain circumstances, on the liquidation of our trust account and our rights will expire worthless.

We anticipate that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If we decide not to complete a specific initial business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to complete our initial business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account and our rights will expire worthless.

We may have limited ability to assess the management of a prospective target business and, as a result, may affect our initial business combination with a target business whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting our initial business combination with a prospective target business, our ability to assess the target business’s management may be limited due to a lack of time, resources or information.

Our assessment of the capabilities of the target’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the target’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted. Accordingly, any shareholder or right holder who chooses to remain a shareholder or right holder, respectively, following our initial business combination could suffer a reduction in the value of their securities. Such shareholders and right holders are unlikely to have a remedy for such reduction in value.

The directors and officers of an acquisition candidate may resign upon completion of our initial business combination. The departure of a business combination target’s key personnel could negatively impact the operations and profitability of our post-combination business. The role of an acquisition candidate’s key personnel upon the

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

completion of our initial business combination cannot be ascertained at this time. Although we contemplate that certain members of an acquisition candidate’s management team will remain associated with the acquisition candidate following our initial business combination, it is possible that members of the management of an acquisition candidate will not wish to remain in place.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following this offering, we may choose to incur substantial debt to complete our initial business combination. We have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the trust account. As such, no issuance of debt will affect the per-share amount available for redemption from the trust account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:

•        default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•        our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

•        our inability to pay dividends on our ordinary shares;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may be able to complete only one business combination with the proceeds of this offering and the sale of the private placement units, which will cause us to be solely dependent on a single business which may have a limited number of products or services. This lack of diversification may negatively impact our operations and profitability.

The gross proceeds from this offering and the sale of the private placement units will provide us with $206,105,000 (or $236,555,000 if the underwriters’ over-allotment option is exercised in full) that we may use to complete our initial business combination (which includes $8,000,000 (or up to $9,200,000 if the underwriters’ over-allotment option is exercised in full) of deferred underwriting commissions being held in the trust account, and excludes estimated offering expenses of $655,000).

We may effectuate our initial business combination with a single target business or multiple target businesses simultaneously or within a short period of time. However, we may not be able to effectuate our initial business combination with more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By completing our initial business combination with only a single entity our lack of diversification

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

may subject us to numerous economic, competitive and regulatory risks. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

•        solely dependent upon the performance of a single business, property or asset; or

•        dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

We may attempt to simultaneously complete business combinations with multiple prospective targets, which may hinder our ability to complete our initial business combination and give rise to increased costs and risks that could negatively impact our operations and profitability.

If we determine to simultaneously acquire several businesses that are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete our initial business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

We may attempt to complete our initial business combination with a private company about which little information is available, which may result in a business combination with a company that is not as profitable as we suspected, if at all.

In pursuing our acquisition strategy, we may seek to effectuate our initial business combination with a privately held company. Very little public information generally exists about private companies, and we could be required to make our decision on whether to pursue a potential initial business combination on the basis of limited information, which may result in a business combination with a company that is not as profitable as we suspected, if at all.

We may seek business combination opportunities with a high degree of complexity that require significant operational improvements, which could delay or prevent us from achieving our desired results.

We may seek business combination opportunities with large, highly complex companies that we believe would benefit from operational improvements. While we intend to implement such improvements, to the extent that our efforts are delayed or we are unable to achieve the desired improvements, the initial business combination may not be as successful as we anticipate.

To the extent we complete our initial business combination with a large complex business or entity with a complex operating structure, we may also be affected by numerous risks inherent in the operations of the business with which we combine, which could delay or prevent us from implementing our strategy. Although our management team will endeavor to evaluate the risks inherent in a particular target business and its operations, we may not be able to properly ascertain or assess all of the significant risk factors until we complete our initial business combination. If we are not able to achieve our desired operational improvements, or the improvements take longer to implement than anticipated, we may not achieve the gains that we anticipate. Furthermore, some of these risks and complexities may be outside of our control and leave us with no ability to control or reduce the chances that those risks and complexities will adversely impact a target business. Such combination may not be as successful as a combination with a smaller, less complex organization.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

We may face risks related to businesses in the financial services industry or businesses providing technology services to the financial industry.

Business combinations with businesses in the financial services industry or businesses providing technology services to the financial industry may involve special considerations and risks. If we complete our initial business combination with businesses in the financial services industry or businesses providing technology services to the financial industry, we will be subject to the following risks, any of which could be detrimental to us and the business we acquire:

•        If the company or business we acquire provides products or services which relate to the facilitation of financial transactions, such as funds or securities settlement system, and such products or services fail or are compromised, we may be subject to claims from both the firms to whom we provide our products and services and the clients they serve;

•        If we are unable to keep pace with evolving technology and changes in the financial services industry, our revenues and future prospects may decline;

•        Our ability to provide financial technology products and services to customers may be reduced or eliminated by regulatory changes;

•        Any business or company we acquire could be vulnerable to cyberattack or theft of individual identities or personal data;

•        Difficulties with any products or services we provide could damage our reputation and business;

•        A failure to comply with privacy regulations could adversely affect relations with customers and have a negative impact on business; and

•        We may not be able to protect our intellectual property and we may be subject to infringement claims.

Any of the foregoing could have an adverse impact on our operations following a business combination. However, our efforts in identifying prospective target businesses will not be limited to businesses in the financial services industry or businesses providing technology services to the financial industry. Accordingly, if we acquire a target business in another industry, these risks will likely not affect us and we will be subject to other risks attendant with the specific industry in which we operate or target business which we acquire, none of which can be presently ascertained.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete a business combination with which a substantial majority of our shareholders do not agree.

Our amended and restated memorandum and articles of association do not provide a specified maximum redemption threshold. As a result, we may be able to complete our initial business combination even though a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares or, if we seek shareholder approval of our initial business combination and do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to GSR Sponsor, our directors, officers, advisors or any of their affiliates. In the event the aggregate cash consideration we would be required to pay for all public shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, and all ordinary shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

In order to effectuate an initial business combination, blank check companies have, in the past, amended various provisions of their charters and modified governing instruments. We cannot assure you that we will not seek to amend our amended and restated memorandum and articles of association or governing instruments in a manner that will make it easier for us to complete our initial business combination that some of our shareholders may not support.

In order to effectuate an initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments. For example, blank check companies have amended the definition of business combination, increased redemption thresholds and extended the time to consummate an initial business combination. Amending our amended and restated memorandum and articles of association requires at least a special resolution of our shareholders as a matter of Cayman Islands law. A resolution is deemed to be a special resolution as a matter of Cayman Islands law where it has been approved by either (1) holders of at least two-thirds (or any higher threshold specified in a company’s articles of association, as described below) of a company’s ordinary shares at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given or (2) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders. Our amended and restated memorandum and articles of association provide that special resolutions must be approved either by holders of at least two-thirds of our ordinary shares who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting (i.e. the lowest threshold permissible under Cayman Islands law) (other than amendments relating to provisions governing the appointment or removal of directors prior to our initial business combination, which require the approval of a majority of at least 90% of our ordinary shares attending and voting in a general meeting), or by a unanimous written resolution of all of our shareholders. We cannot assure you that we will not seek to amend our amended and restated memorandum and articles of association or governing instruments or extend the time to consummate an initial business combination in order to effectuate our initial business combination. To the extent any of such amendments would be deemed to fundamentally change the nature of any of the securities offered through this registration statement, we would register, or seek an exemption from registration for, the affected securities.

Certain provisions of our amended and restated memorandum and articles of association that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our trust account) may be amended with the approval of holders of at least two-thirds of our ordinary shares who attend and vote at a general meeting, which is a lower amendment threshold than that of some other blank check companies. It may be easier for us, therefore, to amend our amended and restated memorandum and articles of association and the trust agreement to facilitate the completion of an initial business combination that some of our shareholders may not support.

Our amended and restated memorandum and articles of association provide that any of its provisions, including those related to pre-business combination activity (including the requirement to deposit proceeds of this offering and the sale of private placement units into the trust account and not release such amounts except in specified circumstances), may be amended if approved by holders of at least two-thirds of our ordinary shares who, being entitled to do so, attend and vote (either in person or by proxy) in a general meeting, and corresponding provisions of the trust agreement governing the release of funds from our trust account may be amended if approved by holders of 65% of our ordinary shares (other than amendments relating to provisions governing the appointment or removal of directors prior to our initial business combination, which require the approval of a majority of at least 90% of our ordinary shares attending and voting in a general meeting). Our initial shareholders may participate in any vote to amend our amended and restated memorandum and articles of association and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our amended and restated memorandum and articles of association which govern our pre-business combination behavior more easily than some other blank check companies, and this may increase our ability to complete our initial business combination with which you do not agree. In certain circumstances, our shareholders may pursue remedies against us for any breach of our amended and restated memorandum and articles of association.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

We may be unable to obtain additional financing to complete our initial business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination.

Although we believe that the net proceeds of this offering and the sale of the private placement units will be sufficient to allow us to complete our initial business combination, because we have not yet selected any target business we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of this offering and the sale of the private placement units prove to be insufficient, either because of the size of our initial business combination, the depletion of the available net proceeds in search of a target business, the obligation to redeem for cash a significant number of shares from shareholders who elect redemption in connection with our initial business combination or the terms of negotiated transactions to purchase shares in connection with our initial business combination, we may be required to seek additional financing or to abandon the proposed business combination. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to complete our initial business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate.

In addition, even if we do not need additional financing to complete our initial business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our directors, officers or shareholders is required to provide any financing to us in connection with or after our initial business combination. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account, and our rights will expire worthless.

Because we must furnish our shareholders with target business financial statements, we may lose the ability to complete an otherwise advantageous initial business combination with some prospective target businesses.

The federal proxy rules require that a proxy statement with respect to a vote on a business combination meeting certain financial significance tests include historical and/or pro forma financial statement disclosure in periodic reports. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements may be required to be prepared in accordance with, or be reconciled to, accounting principles generally accepted in the United States of America (“U.S. GAAP”), depending on the circumstances and the historical financial statements may be required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such financial statements in time for us to disclose such financial statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate our initial business combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2026. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such initial business combination.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Certain agreements related to this offering may be amended without shareholder approval.

Certain agreements, including the underwriting agreement; the letter agreement among us and our initial shareholders, officers and directors; the registration rights agreement among us and our initial shareholders; the private placement units purchase agreement between us and our sponsor; the private placement units purchase agreement between us and SPAC Advisory Partners; and the administrative services agreement among us, our sponsor and an affiliate of our sponsor may be amended without shareholder approval. These agreements contain various provisions that our public shareholders might deem to be material. For example, our letter agreement and the underwriting agreement contain certain lock-up provisions with respect to the founder shares, private placement units and other securities held by our initial shareholders, officers and directors. Amendments to such agreements would require the consent of the applicable parties thereto and would need to be approved by our board of directors, which may do so for a variety of reasons, including to facilitate our initial business combination. While we do not expect our board of directors to approve any amendment to any of these agreements prior to our initial business combination, it may be possible that our board of directors, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to any such agreement. Any amendment entered into in connection with the consummation of our initial business combination will be disclosed in our proxy materials or tender offer documents, as applicable, related to such initial business combination, and any other material amendment to any of our material agreements will be disclosed in a filing with the SEC. Any such amendments would not require approval from our shareholders, may result in the completion of our initial business combination that may not otherwise have been possible, and may have an adverse effect on the value of an investment in our securities. For example, amendments to the lock-up provision discussed above may result in our initial shareholders selling their securities earlier than they would otherwise be permitted, which may have an adverse effect on the price of our securities.

After our initial business combination, our results of operations and prospects could be subject, to a significant extent, to the economic, political, social and government policies, developments and conditions in the country in which we operate.

The economic, political and social conditions, as well as government policies, of the country in which our operations are located could affect our business. Economic growth could be uneven, both geographically and among various sectors of the economy and such growth may not be sustained in the future. If in the future such country’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to find an attractive target business with which to consummate our initial business combination and if we effect our initial business combination, the ability of that target business to become profitable.

The outbreak of infectious diseases, endemics, pandemics and other public health crises and the impact on businesses and debt and equity markets could have a material adverse effect on our search for an initial business combination, and any target business with which we ultimately consummate an initial business combination.

Beginning in late 2019, the COVID-19 pandemic caused substantial disruption to global economies and markets and, since then, the virus has continued to spread on a global scale. A significant outbreak of the COVID-19 and other infectious diseases, including the resurgence or variants thereof, could result in a widespread health crisis that could adversely affect economies and financial markets worldwide, business operations and the conduct of commerce generally and could have a material adverse effect on the business of any potential target business with which we complete a business combination. Furthermore, we may be unable to complete a business combination if continued concerns relating to COVID-19 or other public health crises restrict travel, limit the ability to have meetings with potential investors or the target company’s personnel, vendors and services providers are unavailable to negotiate and consummate a transaction in a timely manner or even to conduct requisite due diligence. In addition, countries or supranational organizations in our target markets may develop and implement legislation that makes it more difficult or impossible for entities outside such countries or target markets to acquire or otherwise invest in companies or businesses deemed essential or otherwise vital. The extent to which COVID-19 or other public health crises impact our search for a business combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and new variants of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. While vaccines for COVID-19 have been developed, there is no guarantee that such vaccines will be durable. The treatment or vaccine for COVID-19 and any potentially emerging variants may be ineffective or underutilized. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our ability to consummate a business combination,

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

or the operations of a target business with which we ultimately consummate a business combination, may be materially adversely affected. In addition, our ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by COVID-19 and other public health events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Finally, the outbreak of COVID-19 or the emergence of new or other public health crises may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Relating to our Securities

We may issue our shares to investors in connection with our initial business combination at a price which is less than the prevailing market price of our shares at that time.

In connection with our initial business combination, we may issue shares to investors in private placement transactions (so-called PIPE transactions) at a price of $10.00 per share or at a price which approximates the per-share amounts in our trust account at such time. The purpose of such issuances will be to enable us to provide sufficient liquidity to the post-business combination entity. The price of the shares we issue may therefore be less, and potentially significantly less, than the market price for our shares at such time. Any such issuances of equity securities at a price that is less than $10.00 or the prevailing market price of our shares at that time could be structured to ensure a return on investment to the investors and could dilute the interests of our existing shareholders in a manner that would not ordinarily occur in a traditional initial public offering and could result in both a reduction in the trading price of our shares to the price at which the post-business combination company issues such equity securities and fluctuations in the net tangible book value per share of the combined company’s securities following the completion of our initial business combination. The post-business combination company may also provide price protection or other incentives, or issue convertible securities such as preferred equity or convertible debt, and the exercise or conversion price of those securities may be fixed or adjustable, and may be less, and potentially significantly less, than $10.00 per share or the market price for our shares at such time. Such issuances could also result in additional transaction costs related to our initial business combination compared to a traditional initial public offering, including the placement fees associated with the engagement of a placement agent in connection with PIPE transactions.

There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

There is currently no market for our securities. Shareholders therefore have no access to information about prior market history on which to base their investment decision. Following this offering, the price of our securities may vary significantly due to one or more potential business combinations and general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

In addition, the underwriters do not intend to make a market in our ordinary shares after the offering, which may limit the liquidity of any market for our ordinary shares. Therefore, we cannot assure you as to:

•        the likelihood that an active public trading market for our ordinary shares will develop after this offering or, if developed, that a public trading market can be sustained;

•        the liquidity of any such market;

•        the ability of our shareholders to sell their ordinary shares; or

•        the price that our shareholders may obtain for their ordinary shares.

If no public market develops, it may be difficult or impossible to resell shares of our ordinary shares if you should desire to do so. Even if an active trading market develops, the market price for our ordinary shares may be highly volatile and could be subject to wide fluctuations after this offering. We cannot predict how our ordinary shares will trade in the future. Some of the factors that could negatively affect our stock price include:

•        actual or anticipated variations in our quarterly operating results;

•        our ability to convince research analysts to follow and produce research reports on us;

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

•        changes in revenue or financial estimates or publication of research reports and recommendations by financial analysts;

•        fluctuations in the share price and operating results of our competitors;

•        our ability to execute our business plan;

•        additions or departures of key management personnel;

•        proposed or adopted regulatory changes or developments;

•        speculation in the press or investment community;

•        legal or regulatory actions against us;

•        issuances of new equity pursuant to future offerings;

•        general and industry-specific market and economic conditions; and

•        announcements concerning our competitors or the financial services industry in general.

In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management’s attention and resources and harm our business.

If a shareholder fails to receive notice of our offer to redeem our public shares in connection with our initial business combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

We will comply with the tender offer rules or proxy rules, as applicable, when conducting redemptions in connection with our initial business combination. Despite our compliance with these rules, if a shareholder fails to receive our tender offer or proxy materials, as applicable, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the tender offer documents or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will describe the various procedures that must be complied with in order to validly tender or redeem public shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed. See “Business — Effecting Our Initial Business Combination — Tendering share certificates in connection with a tender offer or redemption rights.”

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares and/or rights, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) our completion of an initial business combination, and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of our public shares if we have not completed an initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of rights will not have any right to the proceeds held in the trust account with respect to the rights. Accordingly, to liquidate your investment, you may be forced to sell your public shares and/or rights, potentially at a loss.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We intend to have our units listed on Nasdaq on or promptly after the date of this prospectus and our Class A ordinary shares and public rights listed on or promptly after their date of separation. Although after giving effect to this offering we expect to meet, the minimum initial listing standards set forth in the Nasdaq listing standards, we cannot assure you that our securities will be, or will continue to be, listed on Nasdaq in the future or prior to our initial business combination. In order to continue listing our securities on Nasdaq prior to our initial business combination, we must maintain certain financial, distribution and stock price levels. In general, we must maintain an average global market capitalization and a minimum of 400 public holders. Additionally, in connection with our initial business combination, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, our share price would generally be required to be at least $4.00 per share and we would be required to have a minimum of 400 round lot holders of our unrestricted securities. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If Nasdaq delists any of our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that our Class A ordinary shares are a “penny stock” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our units and eventually our Class A ordinary shares and public rights will be listed on Nasdaq, our units, Class A ordinary shares and public rights will qualify as covered securities under such statute. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not qualify as covered securities under such statute and we would be subject to regulation in each state in which we offer our securities.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules, and if you or a “group” of shareholders are deemed to hold in excess of 15% of our Class A ordinary shares, you will lose the ability to redeem all such shares in excess of 15% of our Class A ordinary shares.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, which we refer to as the “Excess Shares,” without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our initial business combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

to the Excess Shares if we complete our initial business combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed our initial business combination within the required time period, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors.

GSR Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of permitted withdrawals, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, GSR Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether GSR Sponsor has sufficient funds to satisfy their respective indemnity obligations and believe that GSR Sponsor’s only assets are securities of our company. GSR Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked GSR Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Our directors may decide not to enforce the indemnification obligations of GSR Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

In the event that the proceeds in the trust account are reduced below the lesser of (1) $10.00 per public share or (2) such lesser amount per share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of permitted withdrawals, and GSR Sponsor asserts that

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against GSR Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against GSR Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.00 per share.

If we have not completed our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) of the closing of this offering, our public shareholders may be forced to wait beyond such 24 months before redemption from our trust account.

If we have not completed our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, we will distribute the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described herein. Any redemption of public shareholders from the trust account shall be effected automatically by function of our amended and restated memorandum and articles of association prior to any voluntary winding up. If we are required to windup, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond the initial 21 months before the redemption proceeds of our trust account become available to them and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our amended and restated memorandum and articles of association and then only in cases where investors have properly sought to redeem their Class A ordinary shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we have not completed our initial business combination within the required time period and do not amend certain provisions of our amended and restated memorandum and articles of association prior thereto.

If we are unable to complete an initial business combination within the 18-month or 21-month period, we may seek an amendment to our amended and restated memorandum and articles of association to extend the period of time we have to complete an initial business combination beyond 21 months. Our amended and restated memorandum and articles of association will require at least a special resolution of our shareholders as a matter of Cayman Islands law, meaning that such an amendment be approved by at least two-thirds of our ordinary shares who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting of the company. If we seek shareholder approval to extend beyond the 21-month period in which to complete an initial business combination to a later date, we will offer our public shareholders the right to have their public ordinary shares redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), as described in greater detail in this prospectus.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable for a fine of up to approximately $18,300 and to imprisonment for five years in the Cayman Islands.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

The grant of registration rights to our initial shareholders and their permitted transferees may make it more difficult to complete our initial business combination, and the future exercise of such rights may adversely affect the market price of our Class A ordinary shares.

Pursuant to an agreement to be entered into concurrently with the issuance and sale of the securities in this offering, our initial shareholders, the holders of our private placement units, the holders of rights that may be issued upon conversion of working capital loans and their permitted transferees can demand that we register (i) the founder shares (including the underlying Class A ordinary shares issuable upon the conversion of the founder shares), (ii) private placement units, including any private placement units that may be issued upon conversion of working capital loans (including any private placement shares, private placement rights and any Class A ordinary shares underlying the private placement rights) and (iii) any other securities of the company acquired by them prior to the consummation of our initial business combination. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A ordinary shares. In addition, the existence of the registration rights may make our initial business combination more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our Class A ordinary shares that is expected when the ordinary shares owned by our initial shareholders, holders of our private placement units or holders of our working capital loans or their respective permitted transferees are registered.

Members of our management team and board of directors have significant experience as founders, board members, officers, executives or employees of other companies. Certain of those persons have been, may be, or may become, involved in litigation, investigations or other proceedings, including related to those companies or otherwise. The defense or prosecution of these matters could be time-consuming and could divert our management’s attention, and may have an adverse effect on us, which may impede our ability to consummate an initial business combination.

During the course of their careers, members of our management team and board of directors have had significant experience as founders, board members, officers, executives or employees of other companies. As a result of their involvement and positions in these companies, certain of those persons have been, may be or may in the future become involved in litigation, investigations or other proceedings, including relating to the business affairs of such companies, transactions entered into by such companies, or otherwise. Individual members of our management team and board of directors also may become involved in litigation, investigations or other proceedings involving claims or allegations related to or as a result of their personal conduct, either in their capacity as a corporate officer or director or otherwise, and may be personally named in such actions and potentially subject to personal liability. Any such liability may or may not be covered by insurance and/or indemnification, depending on the facts and circumstances. The defense or prosecution of these matters could be time-consuming. Any litigation, investigations or other proceedings and the potential outcomes of such actions may divert the attention and resources of our management team and board of directors away from identifying and selecting a target business or businesses for our initial business combination and may negatively affect our reputation, which may impede our ability to complete an initial business combination.

The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to materially decline.

We are offering our units at an offering price of $10.00 per unit and the amount in our trust account is initially anticipated to be $10.00 per public share, implying an initial value of $10.00 per public share. However, prior to this offering, our sponsor paid a nominal aggregate purchase price of $25,000 for the founder shares, or approximately $0.004 per share. As a result, the value of your public shares may be significantly diluted upon the consummation of our initial business combination, when the founder shares are converted into public shares.

The following table shows the public shareholders’ and our sponsor’s investment per share and how these compare to the implied value of one Class A ordinary share upon the completion of our initial business combination. The following table assumes that (i) our valuation is $192,000,000 (which is the amount we would have in the trust account for our initial business combination assuming the underwriters’ over-allotment option is not exercised and following payment of the maximum deferred underwriting commissions), (ii) no interest is earned on the funds held in the trust account, (iii) no public shares are redeemed in connection with our initial business combination and (iv) all

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

founder shares are held by our initial shareholders upon completion of our initial business combination, and does not take into account other potential impacts on our valuation at the time of the initial business combination, such as (i) the value of our public and private placement units, (ii) the trading price of our Class A ordinary shares, (iii) the initial business combination transaction costs (other than the payment of up to $8,000,000 of deferred underwriting commissions), (iv) any equity issued or cash paid to the target’s sellers, (v) any equity issued to other third party investors, or (vi) the target’s business itself.

Public shares (including shares underlying the public rights):	21,428,571
Founder shares:	5,750,000
Private placement shares (including shares underlying the private placement rights):	654,107
Total shares:	27,832,678
Total funds in trust available for initial business combination (less deferred underwriting commission):	$192,000,000
Public shareholders’ investment per Class A ordinary share(1):	$10.00
Sponsor’s investment per Class B ordinary share(2):	$0.96
Initial implied value per public share:	$10.00
Implied value per share upon consummation of initial business combination(3):	$6.90

____________

(1)      While the public shareholders’ investment is in both the public shares and the public units, for purposes of this table the full investment amount is ascribed to the public shares only.

(2)      The total investment in the equity of the company by the sponsor is $6,130,000, consisting of (i) $25,000 paid by the sponsor for the 5,750,000 founder shares and (ii) $6,105,000 paid by the sponsor (and, as may be applicable, SPAC Advisory Partners) for 610,500 private placement units. For purposes of this table, the full investment amount is ascribed to the founder shares only.

(3)      All founder shares would automatically convert into Class A ordinary shares upon completion of our initial business combination, or at any time prior thereto at the option of the holders thereof, on a one-for-one basis, subject to adjustment, as described therein.

Based on these assumptions, each Class A ordinary share would have an implied value of $6.90 per share upon completion of our initial business combination, representing an approximately 31% decrease from the initial implied value of $10.00 per public share. While the implied value of $6.90 per Class A ordinary share upon completion of our initial business combination would represent a dilution to our public shareholders, this would represent a significant increase in value for our sponsor relative to the price it paid for each founder share. At $6.90 per Class A ordinary share, the 5,750,000 Class A ordinary shares that the sponsor would own upon completion of our initial business combination (after automatic conversion of the 5,750,000 founder shares) would have an aggregate implied value of $39,675,000. As a result, even if the trading price of our Class A ordinary shares significantly declines, the value of the founder shares held by our sponsor will be significantly greater than the amount our sponsor paid to purchase such shares. In addition, our sponsor could potentially recoup its entire investment in our company even if the trading price of our Class A ordinary shares after the initial business combination is as low as $0.96 per share. As a result, our sponsor is likely to earn a substantial profit on its investment in us upon disposition of its Class A ordinary shares even if the trading price of our Class A ordinary shares declines after we complete our initial business combination. Our sponsor may therefore be economically incentivized to complete an initial business combination with a riskier, weaker-performing or less-established target business than would be the case if our sponsor had paid the same per share price for the founder shares as our public shareholders paid for their public shares. The sponsor members will share in any appreciation of the founder shares through their membership interests in the sponsor if we successfully complete a business combination. Accordingly, sponsor members’ interests in the founder shares owned by them indirectly through their membership interests in the sponsor may provide them with an incentive to vote any public shares they own in favor of a business combination, and make a substantial profit on such interests, even if the business combination is with a target that ultimately declines in value and is not profitable for other public shareholders.

We may issue additional Class A ordinary shares or preference shares to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. Any such issuances would dilute the interest of our shareholders and likely present other risks.

Our amended and restated memorandum and articles of association authorizes the issuance of up to 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 undesignated preference shares, par value $0.0001 per share. Immediately after this offering, there will

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

be 177,917,322 and 14,250,000 (assuming in each case that the underwriter has not exercised its over-allotment option) authorized but unissued Class A ordinary shares and Class B ordinary shares, respectively, available for issuance, which amount takes into account shares reserved for issuance upon conversion of outstanding rights, but does not take into account the shares reserved for issuance upon conversion of the Class B ordinary shares. Class B ordinary shares are convertible into Class A ordinary shares, initially at a one-for-one ratio but subject to adjustment as set forth herein. Immediately after this offering, there will be no preference shares issued and outstanding.

We may issue a substantial number of additional Class A ordinary shares, and may issue preference shares, in order to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. However, our amended and restated memorandum and articles of association provide, among other things, that prior to our initial business combination, we may not issue additional ordinary shares that would entitle the holders thereof to (1) receive funds from the trust account or (2) vote as a class with our public shares on any initial business combination. The issuance of additional ordinary shares or preference shares:

•        may significantly dilute the equity interest of investors in this offering;

•        may subordinate the rights of holders of ordinary shares if preference shares are issued with rights senior to those afforded our ordinary shares;

•        could cause a change of control if a substantial number of our ordinary shares is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present directors and officers;

•        may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

•        may adversely affect prevailing market prices for our units, ordinary shares and/or public rights.

Holders of our founder shares will control the appointment of our board of directors until consummation of our initial business combination and will hold a substantial interest in us. As a result, they will appoint all of our directors prior to our initial business combination and may exert a substantial influence on actions requiring shareholder vote, potentially in a manner that you do not support.

Upon the closing of this offering, our initial shareholders may beneficially own 20% or more of our issued and outstanding ordinary shares (assuming they do not purchase any units in this offering). In addition, prior to or in connection with the completion of our initial business combination, holders of the founder shares will have the right to appoint all of our directors and may remove members of the board of directors for any reason. Holders of our public shares will have no right to vote on the appointment of directors during such time. These provisions of our amended and restated memorandum and articles of association may only be amended by a special resolution passed by a majority of at least 90% of our ordinary shares attending and voting in a general meeting. As a result, you will not have any influence over the appointment of directors prior to our initial business combination.

Neither our initial shareholders nor, to our knowledge, any of our directors or officers, have any current intention to purchase additional securities, other than as disclosed in this prospectus. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our Class A ordinary shares. In addition, as a result of their substantial ownership in our company, our initial shareholders may exert a substantial influence on other actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our amended and restated memorandum and articles of association and approval of major corporate transactions. If our initial shareholders purchase any Class A ordinary shares in this offering or in the aftermarket or in privately negotiated transactions, this would increase their influence over these actions.

In addition, our board of directors, whose members were appointed by our sponsor, is comprised of directors who will generally serve a three-year term. We may not hold an annual general meeting to appoint new directors prior to the completion of our initial business combination, in which case all of the current directors will continue in office until at least the completion of the business combination. If there is an annual general meeting, our sponsor, because of their ownership position and control of GSR Sponsor, will control the outcome, as only holders of our Class B ordinary shares will have the right to vote on the appointment of directors and to remove directors prior to our initial business combination.

Accordingly, holders of our founder shares will exert significant influence over actions requiring a shareholder vote at least until the completion of our initial business combination.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

We may amend the terms of the rights in a way that may be adverse to holders with the approval by the holders of a majority of the then outstanding rights.

Our rights will be issued in registered form under a rights agreement between            , as rights agent, and us. The rights agreement provides that the terms of the rights may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. The rights agreement requires the approval by the holders of a majority of the then outstanding rights in order to make any change that adversely affects the interests of the registered holders.

Our rights agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our rights, which could limit the ability of right holders to obtain a favorable judicial forum for disputes with our company.

Our rights agreement will provide that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the right agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the rights agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our rights shall be deemed to have notice of and to have consented to the forum provisions in our rights agreement. If any action, the subject matter of which is within the scope the forum provisions of the rights agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our rights, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such right holder in any such enforcement action by service upon such right holder’s counsel in the foreign action as agent for such rights holder.

This choice-of-forum provision may limit a rights holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our rights agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Our rights and founder shares may have an adverse effect on the market price of our Class A ordinary shares and make it more difficult to effectuate our initial business combination.

We will be issuing rights to receive 1,472,178 Class A ordinary shares (or up to 1,689,678 Class A ordinary shares if the underwriters’ over-allotment option is exercised in full) as part of the units offered by this prospectus and, simultaneously with the closing of this offering, we will be issuing, in a private placement, an aggregate of 610,500 private placement units (or 655,500 units if the underwriters’ over-allotment option is exercised in full). At its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full). In addition, if our sponsor or an affiliate of our sponsor or certain of our officers and directors makes any working capital loans, such lender may convert those loans into up to an additional 1,500,000 private placement units, at the price of $10.00 per unit. To the extent we issue ordinary shares to effectuate our initial business combination, the potential for the issuance of a substantial number of additional Class A ordinary shares upon conversion of these rights

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

could make us a less attractive acquisition vehicle to a target business. Additionally, our initial shareholders currently hold 5,750,000 Class B ordinary shares. The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to adjustment as set forth herein.

To the extent we issue Class A ordinary shares to effectuate a business combination, the potential for the issuance of a substantial number of additional Class A ordinary shares upon conversion of these rights or other conversion rights could make us a less attractive acquisition vehicle to a target business. Any such issuance will increase the number of issued and outstanding Class A ordinary shares and reduce the value of the Class A ordinary shares issued to complete the business combination. Therefore, our rights and founder shares may make it more difficult to effectuate a business combination or increase the cost of acquiring the target business.

We have no obligation to net cash settle the rights.

In no event will we have any obligation to net cash settle the rights. Accordingly, the rights may expire worthless.

Because each whole right entitles the holder to receive one Class A ordinary share upon the consummation of the business combination, the units may be worth less than units of other blank check companies.

Each whole right entitles the holder to receive one Class A ordinary share upon the consummation of the business combination. Pursuant to the rights agreement, no fractional rights will be issued upon separation of the units, and you must hold units in multiples of fourteen in order to receive shares for all of your rights upon closing of a business combination. This is different from other offerings similar to ours whose units include one ordinary share and one right to receive one whole share. We have established the components of the units in this way in order to reduce the dilutive effect of the public rights upon completion of a business combination since each fourteen units will be convertible in the aggregate for one Class A ordinary share compared to units that each contain a whole right to receive one share, thus making us, we believe, a more attractive business combination partner for target businesses. Nevertheless, this unit structure may cause our units to be worth less than if it included a public right to receive one whole share.

The determination of the offering price of our units and the size of this offering is more arbitrary than the pricing of securities and size of an offering of an operating company in a particular industry. You may have less assurance, therefore, that the offering price of our units properly reflects the value of such units than you would have in a typical offering of an operating company.

Prior to this offering there has been no public market for any of our securities. The public offering price of the units and the terms of the rights were negotiated between us and the underwriter. In determining the size of this offering, management held customary organizational meetings with representatives of the underwriter, both prior to our inception and thereafter, with respect to the state of capital markets, generally, and the amount the underwriter believed it reasonably could raise on our behalf. Factors considered in determining the size of this offering, prices and terms of the units, including the Class A ordinary shares and public rights underlying the units, include:

•        the history and prospects of companies whose principal business is the acquisition of other companies;

•        prior offerings of those companies;

•        our prospects for acquiring an operating business at attractive values;

•        a review of debt to equity ratios in leveraged transactions;

•        our capital structure;

•        an assessment of our management and their experience in identifying operating companies;

•        general conditions of the securities markets at the time of this offering; and

•        other factors as were deemed relevant.

Although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities of an operating company in a particular industry since we have no historical operations or financial results.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

The courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

Provisions in our amended and restated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench management.

Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include three-year director terms and the ability of the board of directors to designate the terms of and issue new series of preference shares, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

We are also subject to anti-takeover provisions under Cayman Islands law, which could delay or prevent a change of control. Together these provisions may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Risks Relating to GSR Sponsor and Management Team

Past performance by our management team and their affiliates may not be indicative of future performance of an investment in the company.

Information regarding performance by our management team and their affiliates is presented for informational purposes only. Past performance by our management team and their affiliates is not a guarantee either (1) that we will be able to identify a suitable candidate for our initial business combination or (2) of success with respect to any business combination we may consummate. You should not rely on the historical record of our management team or their affiliates or any related investment’s performance as indicative of our future performance of an investment in the company or the returns the company will, or is likely to, generate going forward.

Our directors and officers will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete our initial business combination.

Our directors and officers are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Our officers are engaged in several other business endeavors for which they may be entitled to substantial compensation and our officers are not obligated to contribute any specific number of hours per week to our affairs. Certain of our independent directors also serve as officers and board members for other entities. If our officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs, which may have a negative impact on our ability to complete our initial business combination. For a complete discussion of our officers’ and directors’ other business affairs, please see “Management — Directors and Officers.”

After our initial business combination, it is possible that a majority of our directors and officers will live outside the United States and all or substantially all of our assets will be located outside the United States; therefore investors may not be able to enforce federal securities laws or their other legal rights.

It is possible that after our initial business combination, a majority of our directors and officers will reside outside of the United States and all or substantially all of our assets will be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors and officers under United States laws.

We are dependent upon our directors and officers and their departure could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, our officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have completed our initial business combination. In addition, our officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities, including identifying potential business combinations and monitoring the related due diligence.

We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or officers. The unexpected loss of the services of one or more of our directors or officers could have a detrimental effect on us.

Our ability to successfully effect our initial business combination and to be successful thereafter will be dependent upon the efforts of our key personnel, some of whom may join us following our initial business combination. The loss of our or a target’s key personnel could negatively impact the operations and profitability of our post-combination business.

Our ability to successfully effect our initial business combination is dependent upon the efforts of our key personnel. The role of our key personnel in the target business, however, cannot presently be ascertained. Although some of our key personnel may remain with the target business in senior management or advisory positions following our initial business combination, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our initial business combination, we

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

In addition, the directors and officers of an acquisition candidate may resign upon completion of our initial business combination. The departure of a business combination target’s key personnel could negatively impact the operations and profitability of our post-combination business. The role of an acquisition candidate’s key personnel upon the completion of our initial business combination cannot be ascertained at this time. Although we contemplate that certain members of an acquisition candidate’s management team will remain associated with the acquisition candidate following our initial business combination, it is possible that members of the management of an acquisition candidate will not wish to remain in place. The loss of key personnel could negatively impact the operations and profitability of our post-combination business.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.

Our key personnel may be able to remain with the company after the completion of our initial business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of our initial business combination. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, subject to his or her fiduciary duties under Cayman Islands law. However, we believe the ability of such individuals to remain with us after the completion of our initial business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. There is no certainty, however, that any of our key personnel will remain with us after the completion of our initial business combination. We cannot assure you that any of our key personnel will remain in senior management or advisory positions with us. The determination as to whether any of our key personnel will remain with us will be made at the time of our initial business combination.

Certain of our directors and officers are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Following the completion of this offering and until we consummate our initial business combination, we intend to engage in the business of identifying and combining with one or more businesses. GSR Sponsor and our directors and officers are, or may in the future become, affiliated with entities that are engaged in a similar business. GSR Sponsor, our sponsor and directors and officers are also not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to us completing our initial business combination.

Our directors and officers also may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor and a potential target business may be presented to other entities prior to its presentation to us, subject to his or her fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other.

For a complete discussion of our officers’ and directors’ business affiliations and the potential conflicts of interest that you should be aware of, please see “Management — Directors and Officers,” “Management — Conflicts of Interest” and “Certain Relationships and Related Party Transactions.”

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Our directors, officers, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. In fact, we may enter into a business combination with a target business that is affiliated with either of GSR Sponsor, our directors or officers or other investors, although we do not intend to do so. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.

In particular, affiliates of our sponsor have invested in a diverse set of industries. As a result, there may be substantial overlap between companies that would be a suitable business combination for us and companies that would make an attractive target for such other affiliates.

In addition, members of our management team and our board of directors will directly or indirectly own founder shares and/or private placement units following this offering, as set forth in “Principal Shareholders,” and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with GSR Sponsor, our directors or officers which may raise potential conflicts of interest.

In light of the involvement of our sponsors, directors and officers with other entities, we may decide to acquire one or more businesses affiliated with GSR Sponsor, our directors and officers. Certain of our directors and officers also serve as officers and board members for other entities, including those described under “Management — Conflicts of Interest.” Such entities may compete with us for business combination opportunities. GSR Sponsor, our sponsor, directors and officers are not currently aware of any specific opportunities for us to complete our initial business combination with any entities with which they are affiliated, and there have been no preliminary discussions concerning a business combination with any such entity or entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria and guidelines for a business combination as set forth in “Business — Effecting Our Initial Business Combination — Selection of a target business and structuring of our initial business combination” and such transaction was approved by a majority of our independent and disinterested directors. Despite our agreement that we, or a committee of independent and disinterested directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, regarding the fairness to our company from a financial point of view of a business combination with one or more domestic or international businesses affiliated with GSR Sponsor, our directors or officers, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.

We may not have sufficient funds to satisfy indemnification claims of our sponsor, directors and executive officers.

We have agreed to indemnify our sponsor, officers and directors to the fullest extent permitted by law. However, our sponsor, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our sponsor, our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Since our sponsor, officers and directors and any other holder of our founder shares will lose their entire investment in us if our initial business combination is not completed (other than with respect to any public shares they may acquire during or after this offering), and because our sponsor, officers and directors and any other holder of our founder shares, directly or indirectly may profit substantially from a business combination as a result of their ownership of founder shares even under circumstances where our public shareholders would experience losses in connection with their investment, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination, including in connection with the shareholder vote in respect thereto.

On May 30, 2023, GSR Sponsor paid $25,000, or approximately $0.004 per share, to cover certain of our offering and formation costs in exchange for an aggregate of 5,750,000 founder shares (after giving effect to a share surrender effected on June 6, 2024). Subsequently, on             , 2025, GSR Sponsor transferred              founder shares to each of our independent directors (an aggregate of              founder shares) at their original purchase price.

In addition, our sponsor, GSR Sponsor, has committed to purchase, an aggregate of 610,500 private placement units (or 655,500 private placement units if the underwriters’ over-allotment option is exercised in full) at a price of $10.00 per unit, or $6,105,000 in the aggregate, (or $6,555,000 if the underwriters’ over-allotment option is exercised in full) in a private placement that will occur simultaneously with the closing of this offering. At its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full).

Each private placement right entitles the holder to receive one Class A ordinary share upon the consummation of the business combination. The private placement units will also be worthless if we do not complete an initial business combination.

Given the differential in the purchase price paid for the founder shares as compared to the initial public offering price of the public shares and the substantial number of Class A ordinary shares that holders of our founder shares would receive upon conversion of the founder shares upon a business combination, the founder shares may have significant value after the business combination even if our Class A ordinary shares trade below the initial public offering price and holders of our public shares have a substantial loss on their investment. Our initial shareholders have agreed (A) to vote any shares owned by them in favor of any proposed business combination and (B) not to redeem any founder shares in connection with a shareholder vote to approve a proposed initial business combination. In addition, we may obtain loans from either of GSR Sponsor, any of its affiliates or certain of our directors and officers.

The personal and financial interests of GSR Sponsor, our directors and officers and any holders of our founder shares may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination and may result in a misalignment of interests between the holders of our founder shares, and our officers and directors, on the one hand, and our public shareholders, on the other. These risks may become more acute as the deadline to complete our initial business combination nears. In particular, because the founder shares were purchased at a purchase price of approximately $0.004 per share, the holders of our founder shares (including certain of our directors and officers that directly or indirectly own founder shares) could make a substantial profit after our initial business combination even if our public shareholders lose money on their investment as a result of a decrease in the post-combination value of their Class A ordinary shares (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination). For example, a holder of 1,000 founder shares would have paid approximately $4.00 to purchase such shares. At the time of an initial business combination, such holder would be able to convert such founder shares into 1,000 Class A ordinary shares, and would receive the same consideration in connection with our initial business combination as a public shareholder for the same number of Class A ordinary shares. If the trading price of our Class A ordinary shares on a post-combination basis (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination) were to decrease to $5.00 per Class A ordinary share, such holder of our founder shares would obtain a profit of approximately

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

$4,996 on account of the 1,000 founder shares that the holder had converted into Class A ordinary shares in connection with the initial business combination. By contrast, a public shareholder holding 1,000 Class A ordinary shares acquired in this offering would lose approximately $5,000 in connection with the same transaction.

Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors were to be included by a target business as a condition to any agreement with respect to our initial business combination.

The value of the founder shares following completion of our initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of our ordinary shares at such time is substantially less than $10.00 per share.

Upon the closing of this offering, assuming SPAC Advisory Partners does not elect to purchase any private placement units, our sponsor, initial shareholders and certain of our independent directors will have invested in us an aggregate of $6,130,000, comprised of the $25,000 purchase price for the founder shares and the $6,105,000 purchase price for the private placement units, assuming the underwriters’ over-allotment option is not exercised. Assuming a trading price of $10.00 per share upon consummation of our initial business combination, the 5,750,000 founder shares would have an aggregate value of $57,500,000. Even if the trading price of our ordinary shares was as low as approximately $10.00 per share, and the private placement units were worthless, the value of the founder shares would be equal to the sponsor’s and directors’ initial investment in us. As a result, our sponsor, and certain of our independent directors are likely to be able to recoup their investment in us and make a substantial profit on that investment, even if our public shares have lost significant value. Accordingly, our management team, which owns interests in our sponsor, may have an economic incentive that differs from that of the public shareholders to pursue and consummate an initial business combination rather than to liquidate and to return all of the cash in the trust to the public shareholders, even if that business combination were with a riskier or less-established target business. For the foregoing reasons, you should consider our management team’s financial incentive to complete an initial business combination when evaluating whether to redeem your shares prior to or in connection with the initial business combination.

Our initial shareholders paid an aggregate of $25,000 to cover certain of our offering costs in exchange for 5,750,000 founder shares, or approximately $0.004 per founder share and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares.

The difference between the public offering price per share (allocating all of the unit purchase price to the share of Class A ordinary shares and none to the rights included in the unit) and the pro forma net tangible book value per share of our Class A ordinary shares after this offering constitutes the dilution to you and the other investors in this offering. Our initial shareholders acquired the founder shares at a nominal price, significantly contributing to this dilution. Upon closing of this offering, and assuming no value is ascribed to the rights included in the units, you and the other public shareholders will incur an immediate and substantial dilution of approximately 94.4% or $9.44 per share (assuming no exercise of the underwriters’ over-allotment option), the difference between the pro forma net tangible book value per share after this offering of $0.56 (assuming a maximum redemption scenario) and the initial offering price of $10.00 per unit.

Our management may not be able to maintain control of a target business after our initial business combination. We cannot provide assurance that, upon loss of control of a target business, new management will possess the skills, qualifications or abilities necessary to profitably operate such business.

We may structure our initial business combination so that the post-transaction company in which our public shareholders own shares will own less than 100% of the equity interests or assets of a target business, but we will complete such business combination only if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for us not to be required to register as an investment company under the Investment Company Act. We will not consider any transaction that does not meet such criteria. Even if the post-transaction company owns 50% or more of the voting securities of the target, our shareholders prior to our initial business combination may collectively own a minority interest in the post business combination company, depending on valuations ascribed to the target and us in our initial business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new ordinary shares in exchange for all of the issued and outstanding capital stock, shares or other equity securities of a target. In this case, we would acquire a 100% interest in the target. However, as a result of

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

the issuance of a substantial number of new ordinary shares, our shareholders immediately prior to such transaction could own less than a majority of our issued and outstanding ordinary shares subsequent to such transaction. In addition, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the company’s shares than we initially acquired. Accordingly, this may make it more likely that our management will not be able to maintain our control of the target business.

Our initial business combination will require approval of a majority of our board of directors, as well as a majority of our independent directors.

Pursuant to our amended and restated memorandum and articles of association, our initial business combination will require the approval of a majority of our board of directors and, under Nasdaq rules, our initial business combination will also require the approval of a majority of our independent directors. Unless we receive the requisite board member approvals, we will not be able to enter into a definitive merger or similar agreement relating to our initial business combination.

Risks Associated with Acquiring and Operating a Business in Foreign Countries

If our management team pursues a company with operations or opportunities outside of the United States for our initial business combination, we may face additional burdens in connection with investigating, agreeing to and completing such combination, and if we effect such initial business combination, we would be subject to a variety of additional risks that may negatively impact our operations.

If our management team pursues a company with operations or opportunities outside of the United States for our initial business combination, we would be subject to risks associated with cross-border business combinations, including in connection with investigating, agreeing to and completing our initial business combination, conducting due diligence in a foreign market, having such transaction approved by any local governments, regulators or agencies and changes in the purchase price based on fluctuations in foreign exchange rates.

If we effect our initial business combination with such a company, we would be subject to any special considerations or risks associated with companies operating in an international setting, including any of the following:

•        costs and difficulties inherent in managing cross-border business operations and complying with commercial and legal requirements of overseas markets;

•        rules and regulations regarding currency redemption;

•        complex corporate withholding taxes on individuals;

•        laws governing the manner in which future business combinations may be effected;

•        tariffs and trade barriers;

•        regulations related to customs and import/export matters;

•        longer payment cycles;

•        tax consequences, such as tax law changes, including termination or reduction of tax and other incentives that the applicable government provides to domestic companies, and variations in tax laws as compared to the United States;

•        currency fluctuations and exchange controls;

•        rates of inflation;

•        challenges in collecting accounts receivable;

•        cultural and language differences;

•        employment regulations;

•        crime, strikes, riots, civil disturbances, terrorist attacks, natural disasters and wars;

•        deterioration of political relations with the United States;

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

•        obligatory military service by personnel; and

•        government appropriation of assets.

We may not be able to adequately address these additional risks. If we were unable to do so, we may be unable to complete such combination or, if we complete such combination, our operations might suffer, either of which may adversely impact our results of operations and financial condition.

If our management following our initial business combination is unfamiliar with U.S. securities laws, they may have to expend time and resources becoming familiar with such laws, which could lead to various regulatory issues.

Following our initial business combination, any or all of our management could resign from their positions as officers of the company, and the management of the target business at the time of the business combination could remain in place. Management of the target business may not be familiar with U.S. securities laws. If new management is unfamiliar with U.S. securities laws, they may have to expend time and resources becoming familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

General Risk Factors

We have a working capital deficiency and a weak cash position.

As of March 31, 2025, we have no cash and a working capital deficit of $4,650. Further, we expect to incur significant costs in pursuit of our acquisition plans. Management’s plans to address this need for capital through this offering are discussed in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our plans to raise capital and to consummate our initial business combination may not be successful. These factors, among others, increase the risk that our independent registered public accounting firm could raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

You will not be entitled to protections normally afforded to investors of many other blank check companies.

Since the net proceeds of this offering and the sale of the private placement units are intended to be used to complete an initial business combination with a target business that has not been selected, we may be deemed to be a “blank check” company under the U.S. securities laws. However, because we will have net tangible assets in excess of $5,000,000 upon the successful completion of this offering and the sale of the private placement units and will file a Current Report on Form 8-K, including an audited balance sheet of the company demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors in blank check companies, such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules. Among other things, this means our units will be immediately tradable. Moreover, if this offering were subject to Rule 419, that rule would prohibit the release of any interest earned on funds held in the trust account to us unless and until the funds in the trust account were released to us in connection with our completion of an initial business combination. For a more detailed comparison of our offering to offerings that comply with Rule 419, please see “Business — Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419.”

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

On January 24, 2024, the SEC adopted a series of new rules relating to SPACs requiring, among other items, (i) additional disclosures relating to SPAC business combination transactions; (ii) additional disclosures relating to dilution and to conflicts of interest involving sponsors and their affiliates in both SPAC initial public offerings and SPAC initial business combinations; (iii) the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; and (iv) both the SPAC and the target company’s status as co-registrants on de-SPAC transaction registration statements. In addition, the SEC’s adopting release provided guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including as a result of its duration, asset composition, business purpose, and the activities of the SPAC and its management team in furtherance of such goals. Compliance with such rules and related guidance may increase the costs and the time needed to negotiate and complete an initial business combination, may constrain the circumstances under which we could complete an initial business combination or otherwise impair our ability to complete a business combination.

We may not hold an annual general meeting until after the consummation of our initial business combination.

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Companies Act for us to hold annual or extraordinary general meetings to appoint directors. Until we hold an annual general meeting, public shareholders may not be afforded the opportunity to discuss company affairs with management.

We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this prospectus captioned “Income Tax Considerations — U.S. Federal Income Taxation — U.S. Holders”) of our ordinary shares or rights, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our PFIC status for our current and subsequent taxable years may depend upon the status of an acquired company pursuant to a business combination and whether we qualify for the PFIC start-up exception (see the section of this prospectus captioned “Income Tax Considerations — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”). Depending on the particular circumstances, the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Our actual PFIC status for any taxable year, moreover, will not be determinable until after the end of such taxable year. If we determine we are a PFIC for any taxable year, we will endeavor upon written request to provide to a U.S. Holder such information as the Internal Revenue Service (“IRS”) may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would likely be unavailable with respect to our rights in all cases. We urge U.S. Holders to consult their tax advisors regarding the possible application of the PFIC rules to holders of our ordinary shares and rights. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see “Income Tax Considerations — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

We may reincorporate in another jurisdiction in connection with our initial business combination and such reincorporation may result in taxes imposed on shareholders or rights holders.

We may, subject to requisite shareholder approval by special resolution under the Companies Act, effect a business combination with a target company in another jurisdiction, reincorporate in the jurisdiction in which the target company or business is located, or reincorporate in another jurisdiction. Such transactions may result in tax liability for a shareholder or rights holder in the jurisdiction in which the shareholder or rights holder is a tax resident (or in which its members are resident if it is a tax transparent entity), in which the target company is located, or in which we reincorporate. In the event of a reincorporation pursuant to our initial business combination, such tax liability may attach prior to the consummation of redemptions of any of our public shares properly submitted to us for redemption in connection with such business combination. We do not intend to make any cash distributions to shareholders to pay such taxes. Shareholders or rights holders may be subject to withholding taxes or other taxes with respect to their ownership of us after the reincorporation.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Our initial business combination and our structure thereafter may not be tax-efficient to our shareholders and rights holders. As a result of our business combination, our tax obligations may be more complex, burdensome and uncertain.

Although we will attempt to structure our initial business combination in a tax-efficient manner, tax structuring considerations are complex, the relevant facts and law are uncertain and may change, and we may prioritize commercial and other considerations over tax considerations. For example, in connection with our initial business combination and subject to any requisite shareholder approval, we may structure our business combination in a manner that requires shareholders and/or rights holders to recognize gain or income for tax purposes, effect a business combination with a target company in another jurisdiction, or reincorporate in a different jurisdiction (including, but not limited to, the jurisdiction in which the target company or business is located). We do not intend to make any cash distributions to shareholders or rights holders to pay taxes in connection with our business combination or thereafter. Accordingly, a shareholder or a rights holder may need to satisfy any liability resulting from our initial business combination with cash from its own funds or by selling all or a portion of the shares received. In addition, shareholders and rights holders may also be subject to additional income, withholding or other taxes with respect to their ownership of us after our initial business combination.

In addition, we may effect a business combination with a target company that has business operations outside of the United States, and possibly, business operations in multiple jurisdictions. If we effect such a business combination, we could be subject to significant income, withholding and other tax obligations in a number of jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. Due to the complexity of tax obligations and filings in other jurisdictions, we may have a heightened risk related to audits or examinations by U.S. federal, state, local and non-U.S. taxing authorities. This additional complexity and risk could have an adverse effect on our after-tax profitability and financial condition.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of any second quarter of a fiscal year, in which case we would no longer be an emerging growth company as of the end of such fiscal year. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Since only holders of our founder shares will have the right to vote on the appointment of directors, upon the listing of our shares on the Nasdaq, the Nasdaq may consider us to be a “controlled company” within the meaning of the Nasdaq rules and, as a result, we may qualify for exemptions from certain corporate governance requirements.

After completion of this offering, only holders of our founder shares will have the right to vote on the appointment of directors. As a result, the Nasdaq may consider us to be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:

•        we have a board that includes a majority of “independent directors,” as defined under the rules of the Nasdaq;

•        we have a compensation committee of our board that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        a majority of the independent directors recommend director nominees for selection by the board of directors.

We do not intend to utilize these exemptions and intend to comply with the corporate governance requirements of the Nasdaq, subject to applicable phase-in rules. However, if we determine in the future to utilize some or all of these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We are offering 20,000,000 units at an offering price of $10.00 per unit. We estimate that the net proceeds of this offering together with the funds we will receive from the sale of the private placement units will be used as set forth in the following table.

	Without over-allotment	With over-allotment
Gross proceeds
Gross proceeds from units offered to public(1)	$200,000,000	$230,000,000
Gross proceeds from private placement units	6,105,000	6,555,000
Total gross proceeds	$206,105,000	$236,555,000
Estimated offering expenses(2)
Front-End Underwriting Commissions(3)	$3,000,000	$3,450,000
Fee for Qualified Independent Underwriter	100,000	100,000
Legal fees and expenses	305,000	305,000
Accounting/Auditor fees and expenses	82,500	82,500
SEC/FINRA expenses	73,837	73,837
Nasdaq listing and filing fees	80,000	80,000
Printing and engraving expenses	35,000	35,000
Miscellaneous expenses(6)	78,663	78,663
Total offering expenses (Other than underwriting commission and the fee for the Qualified Independent Underwriter)	$655,000	$655,000
Proceeds after estimated offering expenses	$202,350,000	$232,350,000
Held in trust account(3)	$200,000,000	$230,000,000
% of public offering size	100.0%	100.0%
Not held in trust account	$2,350,000	$2,350,000

The following table shows the use of the approximately $2,350,000 of net proceeds not held in the trust account(4).

	Amount	% of Total
Legal, accounting, due diligence, travel and other expenses in connection with any business combination(5)	$700,000	30%
Legal and accounting fees related to regulatory reporting obligations	400,000	17%
Consulting, travel, miscellaneous (business combination search)	50,000	2%
Director and Officer liability insurance premiums	200,000	8%
Office space, staffing support	350,000	15%
Working capital and Miscellaneous	650,000	28%
Total	$2,350,000	100%

____________

(1)      Includes amounts payable to public shareholders who properly redeem their shares in connection with successful completion of our initial business combination.

(2)      A portion of the offering expenses may be paid from the proceeds of loans from our sponsor of up to $300,000 as described in this prospectus. These loans will be repaid upon completion of this offering out of the offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) and not to be held in the trust account. In the event that offering expenses are less than set forth in this table, any such amounts will be used for post-closing working capital expenses. In the event that the offering expenses are more than as set forth in this table, we may fund such excess with funds not held in the trust account. As of March 31, 2025, we had no borrowings under the promissory note.

(3)     The underwriters have agreed to defer underwriting commissions of 4.0% of the gross proceeds of the units sold in the offering including pursuant to the over-allotment option. Accordingly, upon and concurrently with the completion of our initial business combination, up to $8,000,000, (or $9,200,000 if the underwriters’ over-allotment option is exercised in full) which constitutes the underwriters’ deferred commissions on the base offering and the overallotment option, if applicable, will be paid to the underwriters from the funds held in the trust account. The remaining funds, less amounts released to the trustee to pay redeeming shareholders, will be released to us and can be used to pay all or a portion of the purchase price of the business or businesses with which our initial business combination occurs or for general corporate purposes, including

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

payment of principal or interest on indebtedness incurred in connection with our initial business combination, to fund the purchases of other companies or for working capital. The underwriters will not be entitled to any interest accrued on the deferred underwriting discounts and commissions.

          See also “Underwriting (Conflicts of Interest)” for a description of compensation and other items of value payable to the underwriters.

(4)      These expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring our initial business combination based upon the level of complexity of such business combination. In the event we identify a business combination target in a specific industry subject to specific regulations, we may incur additional expenses associated with legal due diligence and the engagement of special legal counsel. In addition, our staffing needs may vary and as a result, we may engage a number of consultants to assist with legal and financial due diligence. We do not anticipate any change in our intended use of proceeds, other than fluctuations among the current categories of allocated expenses, which fluctuations, to the extent they exceed current estimates for any specific category of expenses, would not be available for our expenses. In the event the underwriters’ over-allotment option is exercised, we anticipate that the additional net proceeds held outside the trust account will be allocated to fund working capital to cover miscellaneous expenses.

(5)      Includes estimated amounts that may also be used in connection with our initial business combination to fund a “no shop” provision and commitment fees for financing.

(6)      Includes organizational and administrative expenses and may include amounts related to above-listed expenses in the event actual amounts exceed estimates.

Nasdaq listing rules provide that at least 90% of the gross proceeds from this offering and the sale of the private placement units be deposited in a trust account. Of the net proceeds of this offering and the sale of the private placement units, $200,000,000 (or $230,000,000 if the underwriters’ over-allotment option is exercised in full), including $8,000,000 (or up to $9,200,000 if the underwriters’ over-allotment option is exercised in full) of deferred underwriting commissions, will, upon the consummation of this offering, be placed into a segregated trust account located in the United States with          acting as trustee. The funds in the trust account will be invested or held only in either (i) U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, (ii) as uninvested cash, or (iii) an interest or non-interest bearing bank demand deposit account or other accounts at a bank. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer we hold investments in the trust account, we may, at any time (and will no later than 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest or non-interest bearing demand deposit account. For more information about the risk of the company being considered to be operating as an unregistered investment company, see “Risk Factors — Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination and Post-Business Combination Risks — If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.” Based on current interest rates, we estimate that the interest earned on the trust account will be approximately $10,000,000 per year, assuming an interest rate of 5.0% per year. We will not be permitted to withdraw any of the principal or interest held in the trust account except for permitted withdrawals, if any. The funds held in the trust account will not otherwise be released from the trust account until the earliest of: (1) our completion of an initial business combination; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of our public shares if we have not completed an initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, subject to applicable law. Based on current interest rates, we expect that interest earned on the trust account will be sufficient to pay for permitted withdrawals.

The net proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we ultimately complete our initial business combination and to pay the deferred underwriting commissions. The underwriter will not be entitled to any interest accrued on the deferred underwriting commissions. If our initial business combination is paid for using equity or debt, or not all of the funds released from the trust account are used

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

for payment of the consideration in connection with our initial business combination or the redemption of our public shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.

We believe that amounts not held in trust, combined with permitted withdrawals, will be sufficient to pay the costs and expenses to which such proceeds are allocated. This belief is based on the fact that while we may begin preliminary due diligence of a target business in connection with an indication of interest, we intend to undertake in-depth due diligence, depending on the circumstances of the relevant prospective acquisition, only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of a business combination. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating a business combination is less than the actual amount necessary to do so, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. If we are required to seek additional capital, we could seek such additional capital through loans or additional investments from GSR Sponsor, our members of our management team or any of their affiliates, but such persons are not under any obligation to loan funds to, or otherwise invest in, us.

We will enter into an Administrative Services Agreement pursuant to which we will pay an affiliate of GSR Sponsor a total of $55,556 per month for office space, administrative and support services. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

Prior to the closing of this offering, our sponsor has agreed to loan us up to $300,000 to be used for a portion of the expenses of this offering. These loans are non-interest bearing, unsecured and are due at the earlier of June 6, 2026 or the closing of this offering. The loan will be repaid upon the closing of this offering out of the $655,000 of offering proceeds that has been allocated to the payment of offering expenses.

In addition, in order to finance transaction costs in connection with an intended initial business combination, either of GSR Sponsor, any of its affiliates or certain of our directors and officers may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. Otherwise, such loans may be repaid only out of funds held outside the trust account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans for each such person may be convertible into units at a price of $10.00 per unit at the option of the lender. The units and the underlying securities would be identical to the private placement units and the underlying securities of such private placement units issued to GSR Sponsor. The additional issuance of securities that may occur as a result of the conversion of such loans into units may result in a material dilution of the equity interests of public shareholders. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than GSR Sponsor, or an affiliate of either of GSR Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, GSR Sponsor, our directors, officers, advisors or any of their affiliates may also purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. Please see “Business — Permitted purchases and other transactions with respect to our securities” for a description of how such persons will determine from which shareholders to seek to acquire shares. The price per share paid in any such transaction may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with our initial business combination. However, such persons have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, they will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

The agreement for our initial business combination may require as a closing condition that we have a minimum net worth or a certain amount of cash. If too many public shareholders exercise their redemption rights so that we cannot satisfy the net tangible asset requirement or any net worth or cash requirements, we would not proceed with such redemption and the related business combination, and may instead search for an alternate business combination.

Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) our completion of an initial business combination, and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of our public shares if we have not completed an initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of rights will not have any right to the proceeds held in the trust account with respect to the rights.

Our initial shareholders, directors and officers have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with the completion of our initial business combination or certain amendments to our amended and restated memorandum and articles of association as described elsewhere in this prospectus. In addition, our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares (including the underlying Class A ordinary shares issuable upon the conversion of the founder shares) and private placement units (including any private placement shares, private placement rights and any Class A ordinary shares underlying the private placement rights) if we fail to complete our initial business combination within the prescribed time frame. However, if our initial shareholders acquire public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the prescribed time frame.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any cash dividends subsequent to our initial business combination will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any share dividends in the foreseeable future. Further, if we incur any indebtedness in connection with our initial business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

DILUTION

The difference between the public offering price per unit and the net tangible book value (NTBV) per Class A ordinary share after this offering constitutes the dilution to investors in this offering. NTBV per share is determined by dividing our NTBV, which is our total tangible assets less total liabilities, by the number of outstanding Class A ordinary shares.

The below calculations (A) assume that (i) no ordinary shares are issued to shareholders of a potential business combination target as consideration or issuable by a post-business combination company, for instance under an equity or employee share purchase plan, (ii) no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that we may seek in connection with an initial business combination, (iii) no working capital loans are converted into private placement units, as further described in this prospectus and (iv) no value is attributed to the rights, and (B) assume the issuance of (i) 20,000,000 Class A ordinary shares (or 23,000,000 Class A ordinary shares if the underwriters’ overallotment option is exercised in full), (ii) 610,500 private placement shares (or 655,500 private placement shares if the underwriters’ overallotment option is exercised in full), (iii) 1/14th of a share for each right outstanding, as such issuance will occur upon a business combination without the payment of additional consideration and (iv) 5,750,000 founder shares. The issuance of additional ordinary or preference shares may significantly dilute the equity interest of public shareholders.

The following table illustrates the difference between the public offering price per unit and our NTBV per share, as adjusted to give effect to this offering and assuming redemption of our public shares at varying levels and the full exercise and no exercise of the over-allotment option:

As of March 31, 2025
Offering Price of $10.00	25% of Maximum Redemption (assumes 4,728,480 or 5,453,655 public shares redeemed)		50% of Maximum Redemption (assumes 9,456,960 or 10,907,310 public shares redeemed)		75% of Maximum Redemption (assumes 14,185,440 or 16,360,965 public shares redeemed)		Maximum Redemption (assumes 18,913,920 or 21,814,620 public shares redeemed)
NTBV	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price
Assuming Full Exercise of Over-Allotment Option
$7.18	$6.58	$3.42	$5.65	$4.35	$4.04	$5.96	$0.54	$9.46

Assuming No Exercise of Over-Allotment Option
$6.98	$6.36	$3.64	$5.42	$4.58	$3.83	$6.17	$0.56	$9.44

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

For each of the redemption scenarios above, the NTBV was calculated as follows:

	No Redemption		25% of Maximum Redemptions		50% of Maximum Redemptions		75% of Maximum Redemptions		Maximum Redemptions
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Public offering price	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00
Net tangible book deficit before this offering	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Increase attributable to public shares	6.98	7.18	6.36	6.58	5.42	5.65	3.83	4.04	0.56	0.54
Pro forma net tangible book value after this offering and the sale of private units	6.98	7.18	6.36	6.58	5.42	5.65	3.83	4.04	0.56	0.54
Dilution to public shareholders	3.02	2.82	3.64	3.42	4.58	4.35	6.17	5.96	9.44	9.46
Percentage of dilution to public shareholders	30.2%	28.2%	36.4%	34.2%	45.8%	43.5%	61.7%	59.6%	94.4%	94.6%
Numerator:
Net tangible book deficit before this offering	$(4,650)	$(4,650)	$(4,650)	$(4,650)	$(4,650)	$(4,650)	$(4,650)	$(4,650)	$(4,650)	$(4,650)
Net proceeds from this offering and sale of the private placement units(1)	202,350,000	232,350,000	202,350,000	232,350,000	202,350,000	232,350,000	202,350,000	232,350,000	202,350,000	232,350,000
Plus: Offering costs paid in advance, excluded from tangible book value before this offering	850	850	850	850	850	850	850	850	850	850
Less: Deferred underwriting commissions	(8,000,000)	(9,200,000)	(8,000,000)	(9,200,000)	(8,000,000)	(9,200,000)	(8,000,000)	(9,200,000)	(8,000,000)	(9,200,000)
Less: Over-allotment liability	(207,000)	—	(207,000)	—	(207,000)	—	(207,000)	—	(207,000)	—
Less: Amounts paid for redemptions(2)	—	—	(47,284,800)	(54,536,550)	(94,569,600)	(109,073,100)	(141,854,400)	(163,609,650)	(189,139,199)	(218,146,199)
	$194,139,200	$223,146,200	$146,854,400	$168,609,650	$99,569,600	$114,073,100	$52,284,800	$59,536,550	$5,000,001	$5,000,001
Denominator:
Class B ordinary shares outstanding prior to this offering	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000
Class A ordinary shares included in the units offered	20,000,000	23,000,000	20,000,000	23,000,000	20,000,000	23,000,000	20,000,000	23,000,000	20,000,000	23,000,000
Class A ordinary shares underlying the rights included in the units offered	1,428,571	1,642,857	1,428,571	1,642,857	1,428,571	1,642,857	1,428,571	1,642,857	1,428,571	1,642,857
Class A ordinary shares included in the private placement units	610,500	655,500	610,500	655,500	610,500	655,500	610,500	655,500	610,500	655,500
Class A ordinary shares underlying the rights included in the private placement units	43,607	46,821	43,607	46,821	43,607	46,821	43,607	46,821	43,607	46,821
Less: Ordinary shares redeemed	—	—	(4,728,480)	(5,453,655)	(9,456,960)	(10,907,310)	(14,185,440)	(16,360,965)	(18,913,920)	(21,814,620)
	27,832,678	31,095,178	23,104,198	25,641,523	18,375,718	20,187,868	13,647,238	14,734,213	8,918,758	9,280,558

____________

(1)       Expenses applied against gross proceeds include offering expenses of $655,000 and underwriting commissions of $3,100,000 (excluding deferred underwriting fees). See “Use of Proceeds.”

(2)       Upon the consummation of our initial business combination, the deferred underwriting commissions would be paid as follows: $8,000,000 (or up to $9,200,000 if the underwriters’ over-allotment option is exercised in full) in the aggregate, payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States as described herein. See also “Underwriting (Conflicts of Interest)” for a description of compensation and other items of value payable to the underwriters.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2025 and as adjusted to give effect to the sale of our 20,000,000 units in this offering for $200,000,000 (or $10.00 per unit) and the sale of 610,500 private placement units for $6,105,000 (for $10.00 per unit) and the application of the estimated net proceeds derived from the sale of such securities:

	March 31, 2025
	Actual	As Adjusted
Promissory note – related party(1)	$—	$—
Deferred underwriting commissions(2)	—	8,000,000
Over-allotment liability		207,000
Class A ordinary shares; -0- and 20,000,000 subject to possible redemption, actual and as adjusted, respectively(3)	—	200,000,000
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding, actual and as adjusted	—	—
Class A ordinary shares, $0.0001 par value, 200,000,000 shares authorized; -0- issued and outstanding (excluding -0- and 20,000,000 shares subject to possible redemption), actual and as adjusted, respectively	—	—
Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 5,750,000 shares issued and outstanding, actual and as adjusted	575	575
Additional paid-in capital	24,425	—
Accumulated deficit(4)	(28,800)	(5,861,375)
Total shareholders’ deficit	$(3,800)	$(5,860,800)
Total capitalization	$(3,800)	$202,346,200

____________

(1)      Our sponsor may loan us up to $300,000 under an unsecured promissory note to be used for a portion of the expenses of this offering. As of March 31, 2025, we had no borrowings under the promissory note.

(2)      Each of the underwriters reserves the right in its sole discretion to waive its respective portion of the deferred underwriting commissions at any time prior to the initial business combination by providing written notice to us.

(3)      All of the 20,000,000 Class A ordinary shares sold as part of the units in this offering contain a redemption feature which allows for the redemption of such public shares in connection with our liquidation, if there is a shareholder vote or tender offer in connection with our initial business combination and in connection with certain amendments to our second amended and restated memorandum and articles of association. In accordance with SEC guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require ordinary shares subject to redemption to be classified outside of permanent equity. Accordingly, we expect that the Class A ordinary shares subject to redemption will be presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. Given that the 20,000,000 Class A ordinary shares sold as part of the units in the offering will be issued with other freestanding instruments, the initial carrying value of Class A ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. The resulting discount to the initial carrying value of temporary equity will be accreted upon the closing of this offering such that the carrying value will equal the redemption value on such date. The accretion or remeasurement will be recognized as a reduction to retained earnings, or in the absence of retained earnings, additional paid-in capital). Accretion associated with the redeemable Class A ordinary shares will be excluded from earnings per share as the redemption value approximates fair value.

(4)      As adjusted accumulated deficit includes the immediate accretion of the carrying value of Class A ordinary shares subject to redemption.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a blank check company incorporated on May 10, 2023 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the sale of the private placement units, our shares, debt or a combination of cash, shares and debt.

The issuance of additional ordinary shares or preference shares in a business combination:

•        may significantly dilute the equity interest of investors in this offering;

•        may subordinate the rights of holders of ordinary shares if preference shares are issued with rights senior to those afforded our ordinary shares;

•        could cause a change of control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present directors and officers;

•        may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us;

•        may adversely affect prevailing market prices for our units, ordinary shares/or rights;

Similarly, if we issue debt or otherwise incur significant indebtedness, it could result in:

•        default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•        our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

•        our inability to pay dividends on our ordinary shares;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in the accompanying financial statements, as of March 31, 2025, we had no cash and a working capital deficit of $4,650 and deferred offering costs of $850. Further, we expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for this offering. Following this offering, we will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after this offering. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our unaudited interim financial statements contained elsewhere in this prospectus. After this offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after the closing of this offering.

Liquidity and Capital Resources

Our liquidity needs have been satisfied prior to the completion of this offering through the contribution from our sponsor of $25,000 to purchase the founder shares and up to $300,000 in loans available from our sponsor. As of March 31, 2025, we have not borrowed any amount under the promissory note.

We estimate that the net proceeds from (1) the sale of the units in this offering, after deducting offering expenses of approximately $655,000 and cash underwriting commissions of $1,500,000 (excluding deferred underwriting commissions of $8,000,000 (or up to $9,200,000 if the underwriters’ over-allotment option is exercised in full)), and (2) the sale of the private placement units for a purchase price of $10.00 will be $202,350,000 (or $232,350,000 if the underwriters’ over-allotment option is exercised in full). Of this amount, $200,000,000 (or $230,000,000 if the underwriters’ over-allotment option is exercised in full, will be deposited into the trust account. The funds in the trust account will be invested or held only in either (i) U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, (ii) as uninvested cash, or (iii) an interest or non-interest bearing bank demand deposit account or other accounts at a bank. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer we hold investments in the trust account, we may, at any time (and will no later than 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest or non-interest bearing demand deposit account. For more information about the risk of the company being considered to be operating as an unregistered investment company, see “Risk Factors — Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination and Post-Business Combination Risks — If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.” The remaining $2,350,000 will not be held in the trust account. In the event that our offering expenses exceed our estimate of $655,000 we may fund such excess with funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $655,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses, and excluding deferred underwriting commissions) to complete our initial business combination. We may withdraw interest for permitted withdrawals, if any. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the trust account. We expect the interest earned on the amount in the trust account will be sufficient to pay our taxes. We expect the only taxes payable by us out of the funds in the trust account will be income and franchise taxes, if any. To the extent that our ordinary shares or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

Prior to the completion of our initial business combination, we will have available to us $2,350,000 of proceeds held outside the trust account. We will use these funds primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination, and to pay taxes to the extent the interest earned on the trust account is not sufficient to pay our taxes.

We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business prior to our initial business combination. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, either of GSR Sponsor, any of its affiliates or certain of our directors and officers may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. Otherwise, such loans may be repaid only out of funds held outside the trust account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans for each such person may be convertible into units at a price of $10.00 per unit at the option of the lender. The units and the underlying securities would be identical to the private placement units and the underlying securities of such private placement units issued to GSR Sponsor. The additional issuance of securities that may occur as a result of the conversion of such loans into units may result in a material dilution of the equity interests of public shareholders. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than GSR Sponsor, or an affiliate of GSR Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

We expect our primary liquidity requirements during that period to include approximately $700,000 for legal, accounting, due diligence, travel and other expenses in connection with any business combinations; $400,000 for legal and accounting fees related to regulatory reporting requirements; $50,000 for consulting, travel, miscellaneous; $200,000 for director and officer liability insurance premiums; $350,000 for office space, staffing support; and $650,000 for general working capital that will be used for miscellaneous expenses and reserves, net of estimated interest income.

These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

We may seek to raise additional funds through a private offering of debt or equity securities in connection with the completion of our initial business combination and we may effectuate our initial business combination using the proceeds of such offering rather than using the amounts held in the trust account. In addition, we intend to target businesses with enterprise values that are greater than we could acquire with the net proceeds of this offering and the sale of the private placement rights, and, as a result, if the cash portion of the purchase price exceeds the amount available from the trust account, net of amounts needed to satisfy any redemptions by public shareholders, we may be required to seek additional financing to complete such proposed initial business combination. Subject to compliance with applicable securities laws, we would expect to complete such financing only simultaneously with the completion of our initial business combination. In the case of an initial business combination funded with assets other than the trust account assets, our proxy materials or tender offer documents disclosing the initial business combination would disclose the terms of the financing and, only if required by law, we would seek shareholder approval of such financing. There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop agreements we may enter into following consummation of this offering.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

At this time, we are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities or otherwise. None of our sponsor, officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination.

Controls and Procedures

We are not currently required to evaluate and report on an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control reporting requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2026. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Further, for as long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

Prior to the closing of this offering, we have not completed an assessment, nor has our independent registered public accounting firm tested our systems, of internal controls. We expect to assess the internal controls of our target business or businesses prior to the completion of our initial business combination and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal controls. Many small and mid-sized target businesses we may consider for our initial business combination may have internal controls that need improvement in areas such as:

•        staffing for financial, accounting and external reporting areas, including segregation of duties;

•        reconciliation of accounts;

•        proper recording of expenses and liabilities in the period to which they relate;

•        evidence of internal review and approval of accounting transactions;

•        documentation of processes, assumptions and conclusions underlying significant estimates; and

•        documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

Once our management’s report on internal controls is complete, we will retain our independent registered public accounting firm to audit and render an opinion on such report when required by Section 404 of the Sarbanes-Oxley Act. The independent registered public accounting firm may identify additional issues concerning a target business’s internal controls while performing their audit of internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of this offering and the sale of the private placement units held in the trust account will be held as cash or invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Related Party Transactions

On May 30, 2023, GSR Sponsor paid $25,000, or approximately $0.004 per share, to cover certain of our offering and formation costs in exchange for an aggregate of 5,750,000 founder shares.

We will enter into an Administrative Services Agreement pursuant to which we will also pay an affiliate of GSR Sponsor a total of $55,556 per month for office space, administrative and support services. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

GSR Sponsor, our directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to GSR Sponsor, our directors, officers or our or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

GSR Sponsor has agreed to loan us up to $300,000 under an unsecured promissory note to be used for a portion of the expenses of this offering. These loans are non-interest bearing, unsecured and are due at the earlier of June 6, 2026 and the closing of this offering. As of March 31, 2025, there was no amount outstanding under such promissory note.

In addition, in order to finance transaction costs in connection with an intended initial business combination, either of GSR Sponsor, any of its affiliates or certain of our directors and officers may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. Otherwise, such loans may be repaid only out of funds held outside the trust account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans for each such person may be convertible into units at a price of $10.00 per unit at the option of the lender. The units and the underlying securities would be identical to the private placement units and the underlying securities of such private placement units issued to GSR Sponsor. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than GSR Sponsor, or an affiliate of GSR Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. The additional issuance of securities that may occur as a result of the conversion of such loans into units may result in a material dilution of the equity interests of public shareholders.

Our sponsor, GSR Sponsor, has committed to purchase, an aggregate of 610,500 (or 655,500 if the underwriters’ over-allotment option is exercised in full) private placement units at a price of $10.00 per unit ($6,105,000 in the aggregate, or $6,555,000 if the underwriters’ over-allotment option is exercised in full) in a private placement that will close simultaneously with the closing of this offering. At its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full). Each private placement unit consists of one Class A ordinary share and one-fourteenth of one whole right to receive one Class A ordinary share. The private placement units (including any private placement shares, any private placement rights and any Class A ordinary shares underlying the private placement rights) will not be transferable, assignable or saleable until 30 days after the completion of our initial business combination (except pursuant to limited exceptions as described under “Principal Shareholders — Transfers of Founder Shares and Private Placement Units,” to our officers and directors and other persons or entities affiliated with the initial purchasers of the private placement units). If we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, the proceeds of the sale of the private placement units held in the trust account will be used to fund the redemption of our public shares, and the private placement units will expire worthless. The rights will also be worthless if we do not complete a business combination.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

The holders of the founder shares (the underlying Class A ordinary shares issuable upon the conversion of the founder shares), private placement units (including any private placement shares, private placement rights and any Class A ordinary shares underlying the private placement rights) and any units that may be issued on conversion of working capital loans (and any underlying Class A ordinary shares, private rights and Class A ordinary shares underlying the private placement rights issued upon conversion of the working capital loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering requiring us to register such securities for resale (in the case of the founder shares, only after conversion to our Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period as described under “Principal Shareholders — Transfers of Founder Shares and Private Placement Units.” We will bear the expenses incurred in connection with the filing of any such registration statements. See “Principal Shareholders — Registration Rights.”

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of March 31, 2025, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as we have conducted no operations to date.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things: (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (4) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this offering or until we are no longer an “emerging growth company,” whichever is earlier.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Overview

We are a blank check company incorporated as a Cayman Islands exempted company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with us. We have generated no revenues to date and we do not expect that we will generate operating revenues at the earliest until we consummate our initial business combination.

Our efforts to identify a prospective initial business combination target will not be limited to a particular industry, sector or geographic region. While we may pursue an initial business combination opportunity in any industry or sector, we intend to capitalize on the ability of our management team to identify, acquire and operate a business or businesses that can benefit from our management team’s established global relationships, sector expertise and active management and operating experience.

We intend to distinguish ourselves from other SPAC sponsor teams through four key dimensions of experience:

•        A seasoned management team with dedication, focus and extensive track record working on SPAC transactions through all market conditions;

•        Unique capabilities and approach to the process of executing an initial business combination, as well as post-closing support to ensure company is well-received in the public markets;

•        Our understanding of global financial markets and events, financing and overall corporate strategy options; and

•        Our ability to leverage an extensive global network of relationships to create a significant pipeline of initial business combination opportunities that have strong fundamental growth prospects.

Our management team brings together extensive and invaluable expertise driven by a focus on SPAC transactions, both from the perspective of a target company as well as that of a SPAC sponsor. Our team has significant hands-on experience working with private companies in preparing for and executing an initial public offering, and working closely with these companies to continue their transformation into scaled businesses with attractive performance metrics, which we believe would help create value in the public markets:

•        Our management team has advised on around 25 SPAC transactions since the beginning of 2020, with experience advising target companies in selling to SPACs, as well as advising SPAC sponsors in connection with their acquisitions of target companies.

•        Our co-CEOs, Gus Garcia and Lewis Silberman, and our President and CFO, Anantha Ramamurti, serve as Co-CEOs and President and CFO, respectively, of GSR III Acquisition Corp, and also served as co-CEOs and President, respectively, of GSR II Meteora Acquisition Corp. and as co-Presidents and Chief Financial Officer, respectively, of Graf Acquisition Corp. IV (NYSE: GFOR); Our Chief Business Development Officer, Yuya Orime, serves as Chief Business Development Officer of GSR III Acquisition Corp, and also served as a Senior Vice President at GSR II Meteora Acquisition Corp.

•        Messrs. Garcia, Silberman and Ramamurti also serve as Managing Partners of SPAC Advisory Partners, LLC, a boutique advisory firm they co-founded in 2021 to focus on SPAC-related transactions; Mr. Orime also serves as Senior Vice President at SPAC Advisory Partners, LLC. SPAC Advisory Partners is an affiliate of our underwriters.

Competitive Strengths

We believe that we possess several competitive strengths to successfully source, evaluate and execute an initial business combination. We believe that the background, operating history and experience of our management team provides us not only with access to a broad spectrum of investment opportunities, but also with the ability to significantly improve upon the operational and financial performance of a target business. Our management team has an impressive track record of successfully funding special purpose acquisition companies (“SPAC”) and subsequently completing initial business

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

combinations with high-quality targets. Previous SPAC experience includes the founding of GSR III Acquisition Corp, which raised $230.00 million and is in the process of completing its initial business combination with Terra Innovatum Global S.R.L., and the founding of GSR II Meteora Acquisition Corp., which raised $316.25 million in February 2022 and subsequently completed its initial business combination with Bitcoin Depot, Inc. (NASDAQ: BTM) in June 2023.

Our Management Team

Gus Garcia serves as our Co-Chief Executive Officer and Director. Mr. Garcia currently serves as Co-Chief Executive Officer and Director of GSR III Acquisition Corp., a blank check company in the process of completing its initial business combination with Terra Innovatum Global S.R.L. Mr. Garcia formerly served as Co-Chief Executive Officer and Director of GSR II Meteora Acquisition Corp, a blank check company that completed its initial business combination with Bitcoin Depot Inc. in Q2 2023. Prior to that Mr. Garcia served as Co-President and Director of Graf Acquisition Corp. IV, a blank check company that completed its initial business combination with NKGen Biotech, Inc. in Q3 2023. Mr. Garcia is the former Head of SPAC M&A for Bank of America Securities, where he was responsible for advising private companies and SPACs on all aspects of mergers involving SPACs. In his last 12 months at Bank of America, Mr. Garcia advised on 13 SPAC transactions with approximately ~$20 billion in negotiated equity value in the aggregate. The five most recently announced SPAC transactions that Mr. Garcia advised on are the sale of BuzzFeed to 890 5th Avenue Partners, the sale of Velo3D to Jaws Spitfire Acquisition Corp., the sale of Spire Global to NavSight Holdings, the sale of Origin Materials to Artius Acquisition Inc. and the sale of XOS to NextGen Acquisition Corp. In addition, Mr. Garcia has worked on and overseen transactions with an excess of $150 billion in value across PIPEs, corporate separations and other mergers & acquisitions. Prior to being the Head of SPAC M&A, Mr. Garcia led the separations practice for Bank of America where he focused on complex corporate transactions such as spin-offs (including one of the top 5 largest spin-offs in corporate history), splitoffs, reverse Morris trusts, carve-out IPOs and structured private capital raises. Prior to the merger with Bank of America, Mr. Garcia worked at Merrill Lynch in the Corporate Finance group where he also focused on complex corporate transactions, as well as structured investments held on the bank’s balance sheet in partnership with Merrill Lynch’s Global Principal Investment group. Prior to Merrill Lynch, Mr. Garcia worked in HSBC’s Healthcare Investment Banking Group, and prior to HSBC, he worked in Wells Fargo Securities’ M&A group. Additionally, Mr. Garcia is a co-founder and partner of SPAC Advisory Partners, LLC, a boutique financial advisory firm focused on the special purpose acquisition company market. SPAC Advisory Partners is an affiliate of our underwriters. Mr. Garcia is a registered representative of Kingswood Capital Partners LLC. Mr. Garcia also sits on the Board of Directors for New York Cares, the largest volunteer network in New York City, serving nonprofit organizations and schools. Mr. Garcia graduated magna cum laude with a Bachelor of Science in Business Administration and a Master of Science in International Commerce & Finance from Georgetown University in 2003.

Lewis Silberman serves as our Co-Chief Executive Officer and Director. Mr. Silberman currently serves as Co-Chief Executive Officer and Director of GSR III Acquisition Corp., a blank check company in the process of completing its initial business combination with Terra Innovatum Global S.R.L. Mr. Silberman formerly served as Co-Chief Executive Officer and Director of GSR II Meteora Acquisition Corp, a blank check company that completed its initial business combination with Bitcoin Depot Inc. in Q2 2023. Prior to that Mr. Silberman served as Co-President and Director of Graf Acquisition Corp. IV, a blank check company that completed its initial business combination with NKGen Biotech, Inc. in Q3 2023. Mr. Silberman is the former Head of SPAC Equity Capital Markets for Oppenheimer & Co. Inc., where he led financings for the firm’s SPAC IPOs and business combination clients. In his last 12 months at Oppenheimer & Co. Inc., Mr. Silberman managed several SPAC IPOs, including Gig4 Acquisition Corp. (GIGG), Noble Rock Acquisition Corp. (NRAC), MDH Acquisition Corp. (MDH), Class Acceleration Corp. (CLAS), and Rodgers Silicon Valley Acquisition Corp. (RSVA). Additionally, over the past several years, Mr. Silberman has acted in an advisory or placement agent role on transactions including Kingswood Acquisition Corp.’s combination with financial services company Binah Capital Group, CIIG Capital Partners II’s combination with electric mobility firm Zapp, Ascendent Acquisition Corp.’s combination with financial media and content company Beacon Street Group Holdings, Rodgers Silicon Valley Acquisition Corp.’s combination with next-generation battery manufacturer Enovix, Alpha Healthcare Acquisition Corp.’s combination with bioengineering firm Humacyte, Acies Acquisition Corp.’s combination with mobile gaming and loyalty rewards program company PlayStudios, and Roth CH Acquisition I Co.’s combination with PureCycle Technologies. Prior to his role in Oppenheimer’s Equity Capital Markets group, Mr. Silberman was the Head of Equity Sales for Oppenheimer for five years. Before joining Oppenheimer, Mr. Silberman spent three years at CIBC World Markets Corp., where he worked in a special situations client-coverage group focused on strategies including merger-arbitrage, ADR-arbitrage, and closed-end fund arbitrage. Prior to CIBC World Markets, Mr. Silberman worked at PaineWebber, Inc. Additionally, Mr. Silberman is a co-founder and partner of SPAC Advisory Partners, LLC, a boutique financial advisory firm focused on the special purpose

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

acquisition company market. SPAC Advisory Partners is an affiliate of our underwriters. Mr. Silberman is a registered representative of Kingswood Capital Partners LLC. Mr. Silberman is also a Director at Chain Bridge I, a Nasdaq-listed special purpose acquisition company. Mr. Silberman holds a Bachelor of Science degree from the Leonard N. Stern School of Business at New York University, with a dual major in finance and marketing (2000), as well as a Master of Business Administration from the Stern School at New York University, with a dual concentration in Financial Markets and Management (2010). Mr. Silberman has completed three New York City Marathons (2017, 2018 and 2019) as a member of Fred’s Team to raise money for Memorial Sloan-Kettering Cancer Center.

Anantha Ramamurti serves as our President, Chief Financial Officer and Director. Mr. Ramamurti has over 26 years of experience in the Technology sector across engineering, corporate finance and investment banking roles. Mr. Ramamurti currently serves as President, Chief Financial Officer and Director of GSR III Acquisition Corp., a blank check company in the process of completing its initial business combination with Terra Innovatum Global S.R.L. Mr. Ramamurti formerly served as President and Director of GSR II Meteora Acquisition Corp, a blank check company that completed its initial business combination with Bitcoin Depot Inc. in Q2 2023. Prior to that Mr. Ramamurti served as Chief Financial Officer of Graf Acquisition Corp. IV, a blank check company that completed its initial business combination with NKGen Biotech, Inc. in Q3 2023. Mr. Ramamurti was most recently a Managing Director and the Head of Global Mobility Group at Bank of America Securities where he was responsible for the coverage of the AutoTech sector and other emerging technologies since joining the firm in 2017. During his career at Bank of America, Mr. Ramamurti advised on several SPAC merger transactions, including the acquisition of Lucid Motors by Churchill Capital Corp. IV, the sale of Xos Trucks to NextGen Acquisition Corp., the acquisition of EVgo by Climate Change Crisis Real Impact I Acquisition Corporation, the sale of Proterra to ArcLight Clean Transition Corp., the sale of Lightning eMotors to GigCapital3, the sale of ChargePoint to Switchback Energy Acquisition Corporation, the sale of Canoo to Hennessy Capital Acquisition Corp. IV, and the sale of Velodyne Lidar to Graf Industrial Corp., among others. Prior to Bank of America, Mr. Ramamurti worked at Deutsche Bank since 2010 where he was most recently a Director in the Technology Investment Banking group and covered clients across semiconductor, communications, networking and cleantech sectors. Mr. Ramamurti started his investment banking career in 2009 at Guggenheim Securities in its Consumer & Retail investment banking group. During his banking career, Mr. Ramamurti had led execution on over 65 transactions totaling over $80 billion in transaction value across all product areas, including equity offerings, debt issuances, SPAC mergers and other M&A advisory. Prior to banking, Mr. Ramamurti served as a Senior Financial Analyst at Taco Bell, a division of Yum! Brands, where he oversaw the operations of company-owned stores in several states in the Midwest. Prior to finance, Mr. Ramamurti spent almost 12 years in various engineering roles at Rockwell Semiconductor Systems, Texas Instruments and several other firms, where he was responsible for the design and development of semiconductor processor chips. Mr. Ramamurti holds four patents in the areas of design and development. Additionally, Mr. Ramamurti is a co-founder and partner of SPAC Advisory Partners, LLC, a boutique financial advisory firm focused on the special purpose acquisition company market. SPAC Advisory Partners is an affiliate of our underwriters. Mr. Ramamurti is a registered representative of Kingswood Capital Partners LLC. Mr. Ramamurti has an MBA with Honors in Finance from the UCLA Anderson School of Management, a Master’s with Honors in Electrical Engineering from the University of Pittsburgh, and a Bachelor’s with Honors in Instrumentation Engineering from the Birla Institute of Technology and Science (BITS), Pilani, India.

Yuya Orime serves as our Chief Business Development Officer. Mr. Orime currently serves as Chief Business Development Officer of GSR III Acquisition Corp., a blank check company in the process of completing its initial business combination with Terra Innovatum Global S.R.L. Mr. Orime currently also serves as Senior Vice President of SPAC Advisory Partners, a boutique financial advisory firm focused on the SPAC market. SPAC Advisory Partners is an affiliate of our underwriters. Mr. Orime is a registered representative of Kingswood Capital Partners LLC. Most recently, Mr. Orime was Senior Vice President at GSR II Meteora Acquisition Corp. (GSRM), which successfully closed a SPAC transaction with Bitcoin Depot (NASDAQ: BTM) in June 2023. Prior to GSRM, Mr. Orime worked at Bank of America Securities from 2012 to 2022 where he was most recently a Director in the Technology Investment Banking group and covered clients across AutoTech and Enterprise Software sectors. During his career, Mr. Orime has advised on several SPAC mergers, including the sale of Zapp Electric Vehicles to CIIG II, sale of Spire Global to NavSight, acquisition of Lucid by Churchill IV, sale of Xos to NextGen, acquisition of EVgo by Climate Change Crisis I, sale of Proterra to ArcLight, sale of Lightning eMotors to GigCapital3, sale of ChargePoint to Switchback, sale of Canoo to Hennessy IV, and sale of Velodyne Lidar to Graf Industrial. Mr. Orime received his B.S. in Business Administration from University of Southern California in 2011.

The two prior SPACs that our management team members were involved with as part of the respective SPAC’s sponsor, GSR II Meteora Acquisition Corp. and Graf Acquisition Corp IV., sought extensions with 77.4% and 64.6% of shareholders redeeming, respectively, in connection with the extension vote. And both closed an initial business combination, with 11.7% and 19.7% of shareholders redeeming, respectively, in connection with the initial business combination vote.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Our Sponsor

GSR Sponsor is a Delaware limited liability company, which was formed to invest in us. Although GSR Sponsor is permitted to undertake any activities permitted under the Delaware Limited Liability Company Act and other applicable law, GSR Sponsor’s business is focused on investing in our company. The managing members of the GSR Sponsor are Gus Garcia, Lewis Silberman and Anantha Ramamurti. Messrs. Silberman and Garcia serve as our Co-Chief Executive Officers and Mr. Ramamurti serves as our Chief Financial Officer. Messrs. Garcia, Silberman and Ramamurti control the management of GSR Sponsor, including the exercise of voting and investment discretion over the securities of our company held by GSR Sponsor. GSR Sponsor has agreed to purchase up to an aggregate of 610,500 private placement units, at a price of $10.00 per unit (or 655,500 private placement units if the underwriters exercise their over-allotment option in full), in a private placement to occur concurrently with the closing of this offering, provided that, At its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full). Certain sponsor members have expressed an interest to purchase, indirectly through GSR Sponsor, an aggregate of             private placement units, at a price of $10.00 per unit, or $             in the aggregate. None of the non-managing sponsor members shall have more than 9.9% interest in GSR Sponsor.

The following table sets forth the payments to be received by our sponsor and its affiliates from us prior to or in connection with the completion of our initial business combination and the securities issued and to be issued by us to our sponsor or its affiliates, assuming the underwriters’ over-allotment option is not exercised:

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
GSR IV Sponsor LLC	$55,556 per month, commencing on the first date on which our securities are listed on the Nasdaq	Office space, administrative and support services
GSR IV Sponsor LLC	Up to $300,000 loan	Repayment of loans made to us to cover offering related and organizational expenses.
GSR IV Sponsor LLC	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating and completing an initial business combination
GSR IV Sponsor LLC	Up to $1,500,000 of such loans may be convertible into private placement units, at a price of $10.00 per unit, at the option of the lender	Working capital loans to finance transaction costs in connection with an initial business combination
GSR IV Sponsor LLC	Payment of customary fees for financial advisory services	Payment in connection with financial advisory services
GSR IV Sponsor LLC	5,750,000 Class B ordinary shares	$25,000
GSR IV Sponsor LLC	610,500 private placement units to be purchased simultaneously with the closing of this offering(1)(2)	$6,105,000(2)

____________

(1)     The non-managing sponsor members have expressed an interest to purchase, indirectly through the purchase of non-managing membership interests in GSR Sponsor, an aggregate of             private placement units at a price of $10.00 per unit ($             in the aggregate) in a private placement that will close simultaneously with the closing of this offering.

(2)      At its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full).

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Because GSR Sponsor acquired the founder shares at a nominal price, our public shareholders will incur an immediate and substantial dilution upon the closing of this offering. Further, the issuance of additional ordinary or preference shares may significantly dilute the equity interest of public shareholders. Our public shareholders might be subject to future dilution upon the closing of this offering if GSR Sponsor converts any of the $1,500,000 in working capital loans to private placement units. See the section titled “Risk Factors — Risks Relating to GSR Sponsor and Management — Our initial shareholders paid an aggregate of $25,000 to cover certain of our offering costs in exchange for 5,750,000 founder shares, or approximately $0.004 per founder share and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares.”

Pursuant to a letter agreement to be entered with us, each of our sponsor, directors and officers has agreed to restrictions on its ability to transfer, assign, or sell the founder shares and private placement units (and the underlying securities), as summarized in the table below.

Subject Securities	Expiration Date	Persons Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares

After the first earnings release that is at least 60 days after the completion of the Company’s initial business combination, 25% of the Founder Shares will become transferable and thereafter an additional 25% will become transferable at each subsequent earnings release. Notwithstanding the above, 100% of any Founder Shares will become immediately transferable, subsequent to any initial business combination, (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

GSR Sponsor (including any members)

Transfers permitted to (a) (i) GSR Sponsor’s members, (ii) the directors or officers of the Company, GSR Sponsor or GSR Sponsor’s members, (iii) any affiliates or family members of the directors or officers of the Company, GSR Sponsor, GSR Sponsor’s members, (iv) any members or partners of GSR Sponsor or GSR Sponsor’s members, or their respective affiliates, or any affiliates of GSR Sponsor or GSR Sponsor’s members, or any employees of such affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in the case of a trust by distribution to one or more permissible beneficiaries of such trust; (f) by private sales or in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (g) to us for no

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Subject Securities	Expiration Date	Persons Subject to Restrictions	Exceptions to Transfer Restrictions

value for cancellation in connection with the consummation of our initial business combination; (h) in the event of our liquidation prior to our completion of our initial business combination; (i) by virtue of the laws of Delaware law, by virtue of GSR Sponsor’s limited liability agreement or other constitutional, organizational or formational documents, as amended, upon dissolution of GSR Sponsor or by virtue of the constitutional, organization or formational documents of a subsidiary of GSR Sponsor that holds the relevant securities, upon liquidation or dissolution of such subsidiary; or (j) in the event of our completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property subsequent to our completion of our initial business combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

Private Placement Units	30 days after the completion of our initial business combination And 180 days after the effective date of the registration statement of which this prospectus forms a part (FINRA Rule 5110(e)(1))	GSR Sponsor (including any members)	Same as above and 180 days after the effective date of the registration statement of which this prospectus forms a part (FINRA Rule 5110(e)(1))
Units that may be issued upon conversion of working capital loans (and underlying securities)	30 days after the completion of our initial business combination	GSR Sponsor (including any members)	Same as above

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Business Strategy and Target Industries

Our strategy is to leverage our team’s extensive track record in SPAC-related mergers & acquisitions, strategic advisory and capital markets to identify and complete an initial business combination. We believe our target selection process, described in more detail under “Business Combination Criteria”, as well as our management team and founders’ SPAC expertise will provide us with a competitive advantage as we source and execute our initial business combination. We will seek to merge with companies with compelling public-market narratives, high visibility of growth prospects, and attractive cash flow dynamics now or in the near future, where a public listing, financing from an initial business combination and access to public capital markets will enable the target to build on its competitive advantages and allow the target company’s management and directors to further accelerate its growth profile.

•        Proprietary Sourcing Capabilities:    Our network of deep relationships with CEOs, founders, boards of directors and private equity sponsors provides us with a differentiated avenue for sourcing target businesses;

•        Proven Experience in Consummating Transactions:    We believe that our extensive M&A experience, with a distinct reputation for navigating transaction complexities, is a significant advantage. Our team has demonstrated the ability to negotiate and structure transactions, evaluate corporate strategies, access growth capital, and develop appropriate and marketable capital structures under all market conditions. This is exhibited in our team’s extensive track record in consummating complex transactions for SPAC sponsors and target companies;

•        Extensive Understanding of Capital Markets and Public Market Investors:    We have significant experience in formulating a variety of investment theses and structures for private companies that have elected to become public companies. We are focused on the attributes that tend to be the most well-received in the public markets: from readily identifiable and measurable catalysts, to visibility and ease of modeling projections; from well-explained financial forecasts, to valuations reflective of prevailing market conditions; from management teams with public company experience, to a track record of accurately forecasting and budgeting — just to name a few. This focus on public company attributes is underscored by our deep familiarity with the key performance indicators and growth metrics of companies in our target industries;

•        Significant Experience in Relevant Sectors:    We have extensive experience in analyzing attractive companies in our target sectors that have compelling public-market narratives, high visibility of growth prospects, and attractive cash flow dynamics now or in the near future.

Business Combination Criteria

Consistent with our business strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective target businesses. We will use these criteria and guidelines in evaluating initial business combination opportunities, but we may decide to enter into our initial business combination with a target business that does not meet these criteria and guidelines. While we intend to utilize these criteria in evaluating business combination opportunities, we expect that no individual criterion will entirely determine a decision to pursue a particular opportunity.

•        Financial Stability and Visibility:    We expect to target an initial business combination with a company in which we can readily identify current and future revenues, a path to sustained long-term profitability and attractive future cash flow dynamics;

•        Leading Industry and Market Position:    We intend to seek targets whose products and/or services currently enjoy, or are expected to enjoy, leading positions in their respective markets with sustainable competitive advantages and natural barriers to market entry;

•        Resilient Barriers to Entry:    We seek established and emerging market leaders with defensible and self-reinforcing competitive advantages such as high switching costs, network effects, proprietary data/integrations and learning effects;

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

•        Multiple Growth Avenues:    Our ideal business combination partners have the capability to grow both organically and through targeted acquisitions, and can leverage our own expertise across M&A and capital markets advisory for evaluation of strategic processes;

•        Strong and Public-Company-Ready Management Team:    We will seek to acquire or merge with a business with an experienced management team with a proven history of success in prior endeavors across both private and publicly-listed companies;

•        Focus on Environmental, Social, and Governance Issues:    We intend to seek business combinations with companies that have established corporate values that embrace and address pressing issues related to environmental, social, and governance concerns;

•        Potential to Benefit from Our Expertise:    We will rely on our advisory heritage to assist management in identifying, negotiating, financing and structuring transactions including acquisition and/or capital raises to support and accelerate long-term growth.

These criteria are not intended to be exhaustive or required. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management team may deem relevant. In the event that we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our shareholder communications related to our initial business combination, which, as discussed in this prospectus, would be in the form of proxy materials or tender offer documents, as applicable, that we would file with the SEC. In evaluating a prospective target business, we expect to conduct a due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspections of facilities, as well as reviewing financial and other information which will be made available to us.

Additional Disclosures

Our Acquisition Process

In evaluating a prospective target business, we expect to conduct an extensive due diligence review which may encompass, as applicable and among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities and a review of financial and other information about the target and its industry. We will also utilize our management team’s operational and capital planning experience.

Each of our directors and officers will, directly or indirectly, own founder shares and/or private placement units following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, such officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

Certain of our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including other blank check companies, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity subject to his or her fiduciary duties. In addition, certain of our sponsor, officers and directors currently are directors or officers of other blank check companies, and may, in the future, sponsor, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination. As a result, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, then, subject to such officer’s and director’s fiduciary duties under Cayman Islands law, he or she will need to honor such fiduciary or contractual obligations to present such business combination opportunity to such entity, before we can pursue such opportunity. If these other entities decide to pursue any such opportunity, we may be precluded from pursuing the same. At this time, we are not aware of any fiduciary duties or contractual obligations of our officers or directors that will materially affect our ability to complete our initial business combination, because the only special purpose acquisition company that a director of ours is also a director of has already identified a business combination target. Our amended and restated memorandum and articles of association will provide that we renounce our interest in any business combination opportunity offered to any

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and it is an opportunity that we are able to complete on a reasonable basis. Our directors and officers are also not required to commit any specified amount of time to our affairs, and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. See “Risk Factors — Certain of our directors and officers are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.”

Initial Business Combination

The Nasdaq listing rules require that our initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account). We refer to this as the 80% fair market value test. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. We do not currently intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination, although there is no assurance that will be the case. In addition, pursuant to Nasdaq listing rules, our initial business combination must be approved by a majority of our independent directors.

We anticipate structuring our initial business combination so that the post-transaction company in which our public shareholders own shares will own or acquire 100% of the issued and outstanding equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to our initial business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in our initial business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the issued and outstanding capital stock, shares or other equity securities of a target business or issue a substantial number of new shares to third-parties in connection with financing our initial business combination. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our issued and outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% fair market value test. If our initial business combination involves more than one target business, the 80% fair market value test will be based on the aggregate value of all of the target businesses. Notwithstanding the foregoing, if we are not then listed on Nasdaq for whatever reason, we would no longer be required to meet the foregoing 80% fair market value test.

To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

We may seek to raise additional funds through a private offering of debt or equity securities in connection with the completion of our initial business combination and we may effectuate our initial business combination using the proceeds of such offering rather than using the amounts held in the trust account. In the case of an initial business combination funded with assets other than the trust account assets, our proxy materials or tender offer documents disclosing the initial business combination would disclose the terms of the financing and, only if required by law, we would seek shareholder approval of such financing. There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop agreements we may enter into following consummation of this offering. At this time, we are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities or otherwise. None of our sponsors, officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination. “Risk Factors — Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination and Post-Business Combination Risks — We may be unable to obtain additional financing to complete our initial business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination.”

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

Sourcing of Potential Business Combination Targets

We believe our management team’s significant operating and transaction experience and relationships with companies will provide us with a substantial number of potential business combination targets. Over the course of their careers, the members of our management team have developed a broad network of contacts and corporate relationships around the world. This network has grown through the activities of our management team sourcing, acquiring, financing and selling businesses, our management team’s relationships with sellers, financing sources and target management teams and the experience of our management team in executing transactions under varying economic and financial market conditions. In addition, our management team have developed contacts from serving on the boards of directors of several companies.

We believe this network provides our management team with a robust and consistent flow of acquisition opportunities which were proprietary or where a limited group of investors were invited to participate in the sale process. We believe that the network of contacts and relationships of our management team will provide us with important sources of acquisition opportunities. In addition, we anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment market participants, private equity funds and large business enterprises seeking to divest non-core assets or divisions.

Besides network- and relationship-based sourcing strategies, we will leverage technology-driven solutions to enrich our pipeline and conduct in-depth analyses on potential investment opportunities. These solutions include the utilization of data-based, scalable and sector-agnostic tools that enable us to identify high-potential targets, even before any meaningful public event occurs, as well as the assessment of digital metrics (such as website traffic, app store download trends and brand sentiment based on automated aggregation of online reviews and social media reactions).

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses, including the ability to negotiate more attractive acquisition terms. See “Risk Factors — Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination and Post-Business Combination Risks — Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

us to complete our initial business combination. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per share, including interest, or less in certain circumstances, on our redemption of their shares, and our rights will expire worthless.”

We are not prohibited from pursuing an initial business combination with a company that is affiliated with either of GSR Sponsor, our directors or officers, or the sponsor members, or making the acquisition through a joint venture or other form of shared ownership with either of GSR Sponsor, our directors or officers, or the sponsor members.

Members of our management team and our independent directors will directly or indirectly own our ordinary shares and rights to receive our ordinary shares following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. In particular, because the founder shares were purchased at a purchase price of approximately $0.004 per share, the holders of our founder shares (including certain of our directors and officers that directly or indirectly own founder shares) could make a substantial profit after our initial business combination even if our public shareholders lose money on their investment as a result of a decrease in the post-combination value of their Class A ordinary shares (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination). Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

We currently do not have any specific business combination under consideration. Our officers and directors have neither individually selected nor considered a target business nor have they had any substantive discussions regarding possible target businesses among themselves or with our underwriter or other advisors with respect to an initial business combination with us. Our management team is regularly made aware of potential business opportunities, one or more of which we may desire to pursue for a business combination, but we have not (nor has anyone on our behalf) contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a business combination transaction with our company. Additionally, we have not, nor has anyone on our behalf, taken any substantive measure, directly or indirectly, to identify or locate any suitable acquisition candidate for us, nor have we engaged or retained any agent or other representative to identify or locate any such acquisition candidate.

As more fully discussed in “Management — Conflicts of Interest,” if any of our directors or officers becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has pre-existing fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Our directors and officers currently have fiduciary duties or contractual obligations that may take priority over their duties to us.

Executive Office and Registered Office

Our executive offices are located at 5900 Balcones Drive, Suite 100, Austin, TX 78731 United States of America and our telephone number is +1 (914) 369-4400.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by the Company to be dealt with. None of the Company or its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused with regards to mail reaching the forwarding address.

Status as a Public Company

We believe our structure will make us an attractive business combination partner to target businesses. As an existing public company, we offer target businesses an alternative to the traditional initial public offering through a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. In this situation, the owners of the target business would exchange their capital stock, shares or other equity securities in the target business for our shares or for a combination of our shares and cash, allowing us to tailor the consideration to the specific needs of the sellers. Although there are various costs and obligations associated with being a public company, we believe target businesses will find this method a more certain method to becoming a public company than the typical initial public offering. In a typical initial public offering, there are additional expenses incurred in marketing, road show and public reporting efforts that may not be present to the same extent in connection with a business combination with us.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Furthermore, once a proposed business combination is completed, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions, which could delay or prevent the offering from occurring. Once public, we believe the target business would then have greater access to capital and an additional means of providing management incentives consistent with shareholders’ interests. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

Financial Position

With funds available for a business combination from this offering and the sale of the private placement units initially in the amount of $192,000,000 assuming no redemptions and after payment of $8,000,000 of deferred underwriting fees (or $220,800,000 assuming no redemptions and after payment of up to $9,200,000 of deferred underwriting fees if the underwriters’ over-allotment option is exercised in full), in each case, after estimated offering expenses of $655,000, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires. However, we have not taken any steps to secure third-party financing and there can be no assurance it will be available to us.

Effecting Our Initial Business Combination

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following this offering. We intend to effectuate our initial business combination using cash from the proceeds of this offering, the sale of the private placement units, our shares, debt or a combination of these as the consideration to be paid in our initial business combination. We may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.

If our initial business combination is paid for using equity or debt, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or the redemptions of our public shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.

We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target.

We may seek to raise additional funds through a private offering of debt or equity securities in connection with the completion of our initial business combination, and we may effectuate our initial business combination using the proceeds of such offering rather than using the amounts held in the trust account.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

In the case of an initial business combination funded with assets other than the trust account assets, our tender offer documents or proxy materials disclosing the business combination would disclose the terms of the financing and, only if required by law or we decide to do so for business or other reasons, we would seek shareholder approval of such financing. There are no prohibitions on our ability to raise funds privately or through loans in connection with our initial business combination.

Selection of a Target Business and Structuring of our Initial Business Combination

Nasdaq listing rules require that our initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the trust account (excluding any deferred underwriters’ fees and taxes payable on the income earned on the trust account). We refer to this as the 80% fair market value test. The fair market value of the target or targets will be determined by our board of directors based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation or value of comparable businesses. If our board of directors is not able independently to determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions, with respect to the satisfaction of such criteria. We do not currently intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination, although there is no assurance that will be the case. Subject to this requirement, our management will have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses, although we will not be permitted to effectuate our initial business combination solely with another blank check company or a similar company with nominal operations.

In any case, we will only complete an initial business combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% fair market value test. There is no basis for investors in this offering to evaluate the possible merits or risks of any target business with which we may ultimately complete our initial business combination.

To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

In evaluating a prospective target business, we expect to conduct a thorough due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, inspection of facilities, as well as a review of financial, operational, legal and other information, which will be made available to us.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

Lack of Business Diversification

For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:

•        subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination; and

•        cause us to depend on the marketing and sale of a single product or limited number of products or services.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Limited Ability to Evaluate the Target’s Management Team

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’s management may not prove to be correct. In addition, the future management may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. While it is possible that one or more of our directors will remain associated in some capacity with us following our initial business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to our initial business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business.

We cannot assure you that any of our key personnel will remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.

Following our initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Shareholders May Not Have the Ability to Approve our Initial Business Combination

We may conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC subject to the provisions of our amended and restated memorandum and articles of association. However, we will seek shareholder approval if it is required by applicable law or stock exchange listing requirement, or we may decide to seek shareholder approval for business or other reasons.

Under Nasdaq listing rules, shareholder approval would be required for our initial business combination if, for example:

•        we issue Class A ordinary shares that will be equal to or in excess of 20% of the number of Class A ordinary shares then outstanding (other than in a public offering);

•        any of our directors, officers or substantial security holders (as defined by Nasdaq rules) has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target business or assets to be acquired or otherwise and the present or potential issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) could result in an increase in outstanding ordinary shares or voting power of 5% or more; or

•        the issuance or potential issuance of ordinary shares will result in our undergoing a change of control.

The Companies Act and Cayman Islands law do not currently require, and we are not aware of any other applicable law that will require, shareholder approval of our initial business combination.

The decision as to whether we will seek shareholder approval of a proposed business combination in those instances in which shareholder approval is not required by law will be made by us, solely in our discretion, and will be based on business and reasons, which include a variety of factors, including, but not limited to:

•        the timing of the transaction, including in the event we determine shareholder approval would require additional time and there is either not enough time to seek shareholder approval or doing so would place the company at a disadvantage in the transaction or result in other additional burdens on the company;

•        the expected cost of holding a shareholder vote;

•        the risk that the shareholders would fail to approve the proposed business combination;

•        other time and budget constraints of the company; and

•        additional legal complexities of a proposed business combination that would be time consuming and burdensome to present to shareholders.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Permitted Purchases and Other Transactions With Respect to our Securities

In the event we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, GSR Sponsor, our directors, officers, advisors or any of their affiliates may purchase public shares or public rights in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. There is no limit on the number of securities such persons may purchase. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), GSR Sponsor, our directors, officers, advisors or any of their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. In the event GSR Sponsor, our directors, officers, advisors or any of their affiliates determine to undertake any such transactions, such transactions could have the effect of influencing the vote necessary to approve such transaction. None of the funds held in the trust account will be used to purchase public shares or public rights in such transactions. They will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. Subsequent to the consummation of this offering, we will adopt an insider trading policy which will require insiders to (1) refrain from purchasing securities during certain blackout periods and when they are in possession of any material non-public information and (2) clear certain trades prior to execution. We cannot currently determine whether our insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, our insiders may either make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary.

In the event that GSR Sponsor, our directors, officers, advisors or any of their affiliates purchase public shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights or submitted a proxy to vote against our initial business combination, such selling shareholders would be required to revoke their prior elections to redeem their shares and any proxy to vote against our initial business combination. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules.

The purpose of such transaction could be to (1) vote in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of our initial business combination, (2) reduce the number of public rights outstanding or vote such public rights on any matters submitted to the public right holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. This may result in the completion of our initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. To the extent such securities are purchased, such public securities will be not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC.

In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

GSR Sponsor, our directors, officers, advisors and/or any of their affiliates anticipate that they may identify the shareholders with whom GSR Sponsor, our directors, officers, advisors or any of their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of public shares) following our mailing of tender offer or proxy materials in connection with our initial business combination. To the extent that GSR Sponsor, our directors, officers, advisors or any of their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the trust

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

account or vote against our initial business combination. Such persons would select the shareholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase. The price per share paid in any such transaction may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with our initial business combination. GSR Sponsor, our directors, officers, advisors or any of their affiliates will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by GSR Sponsor, our directors, officers and/or any of their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will be restricted unless such purchases are made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. GSR Sponsor, our directors, officers and/or any of their affiliates will be restricted from making purchases of ordinary shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Redemption Rights for Public Shareholders Upon Completion of our Initial Business Combination

We will provide our public shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or against, our initial business combination, all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, subject to the limitations described herein. At the completion of our initial business combination, we will be required to purchase any ordinary shares properly delivered for redemption and not withdrawn. The amount in the trust account is initially anticipated to be $10.00 per public share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriter. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its public shares. There will be no redemption rights upon the completion of our initial business combination with respect to our public rights. Our initial shareholders, directors and officers have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with the completion of our initial business combination.

Manner of Conducting Redemptions

We will provide our public shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or against, our initial business combination, all or a portion of their public shares upon the completion of our initial business combination either (1) in connection with a general meeting called to approve the business combination or (2) by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement. Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our company where we do not survive and any transactions where we issue more than 20% of our issued and outstanding ordinary shares or seek to amend our amended and restated memorandum and articles of association would typically require shareholder approval. We intend to conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC unless shareholder approval is required by applicable law or stock exchange listing requirement or we choose to seek shareholder approval for business or other reasons.

If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other reasons, we will, pursuant to our amended and restated memorandum and articles of association:

•        conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and

•        file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Upon the public announcement of our initial business combination, if we elect to conduct redemptions pursuant to the tender offer rules, we, GSR Sponsor and each sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our ordinary shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public shareholders not tendering more than we are permitted to redeem, as may be contained in the agreement relating to our initial business combination. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete such initial business combination.

If, however, shareholder approval of the transaction is required by applicable law or stock exchange listing requirement, or we decide to obtain shareholder approval for business or other reasons, we will, pursuant to our amended and restated memorandum and articles of association:

•        conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and

•        file proxy materials with the SEC.

We expect that a final proxy statement would be mailed to public shareholders at least 20 days prior to the shareholder vote. However, we expect that a draft proxy statement would be made available to such shareholders well in advance of such time, providing additional notice of redemption if we conduct redemptions in conjunction with a proxy solicitation. Although we are not required to do so, we currently intend to comply with the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote even if we are not able to maintain our Nasdaq listing or Exchange Act registration.

In the event that we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public shareholders with the redemption rights described above upon completion of the initial business combination.

Our initial business combination must be approved by a majority of our board of directors and a majority of our independent directors. If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a simple majority of votes cast by the shareholders, voting together as a single class, who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting of the company. A quorum for such meeting will be present if the holders of one-third of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. In such case, pursuant to the terms of a letter agreement entered into with us, our initial shareholders have agreed (and their permitted transferees will agree) to vote their founder shares and any public shares held by them in favor of our initial business combination. Our directors and officers also have agreed to vote in favor of our initial business combination with respect to public shares acquired by them, if any. We expect that at the time of any shareholder vote relating to our initial business combination, our initial shareholders and their permitted transferees will own at least 20% of our issued and outstanding ordinary shares entitled to vote thereon. Each public shareholder may elect to redeem their public shares without voting and, if they do vote, irrespective of whether they vote for or against the proposed transaction. In addition, our initial shareholders, directors and officers have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with the completion of a business combination.

Redemptions of our public shares may be subject to a net tangible asset test or cash requirement pursuant to an agreement relating to our initial business combination. For example, the proposed business combination may require: (1) cash consideration to be paid to the target or its owners; (2) cash to be transferred to the target for working capital or other general corporate purposes; or (3) the retention of cash to satisfy other conditions in accordance with the terms of the proposed business combination. In the event the aggregate cash consideration we would be required to pay for all public shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, and all ordinary shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Limitation on Redemption Upon Completion of our Initial Business Combination If we Seek Shareholder Approval

Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to Excess Shares, without our prior consent. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force us, GSR Sponsor or its respective affiliates to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by us, GSR Sponsor or its respective affiliates at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 15% of the shares sold in this offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Tendering Share Certificates in Connection With a Tender Offer or Redemption Rights

We may require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the initially scheduled vote on the proposal to approve the business combination in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, rather than simply voting against the initial business combination. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements, which will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. Accordingly, a public shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two business days prior to the initially scheduled vote on the business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights. Pursuant to the tender offer rules, the tender offer period will be not less than 20 business days and, in the case of a shareholder vote, a final proxy statement would be mailed to public shareholders at least 20 days prior to the shareholder vote. However, we expect that a draft proxy statement would be made available to such shareholders well in advance of such time, providing additional notice of redemption if we conduct redemptions in conjunction with a proxy solicitation. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of their public shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a fee of approximately $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

In order to perfect redemption rights in connection with their business combinations, many blank check companies would distribute proxy materials for the shareholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the shareholder then had an “option window” after the completion of the business combination during which he or she could monitor the price of the company’s shares in the market. If the price rose above the redemption price, he or she could sell his or her shares in the open market before actually delivering his or her shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

the general meeting, would become “option” rights surviving past the completion of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business combination is approved.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the tender offer materials or two business days prior to the scheduled date of the general meeting set forth in our proxy materials, as applicable (unless we elect to allow additional withdrawal rights). Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If our initial proposed business combination is not completed, we may continue to try to complete a business combination with a different target until 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering.

Redemption of Public Shares and Liquidation if No Initial Business Combination

GSR Sponsor, our directors and officers have agreed that we will have only 18 months (or up to 21 months at the discretion of GSR Sponsor without the need for a shareholder vote and without the ability of any shareholder to redeem their shares) from the closing of this offering to complete our initial business combination. If we have not completed our initial business combination within such 18-month or 21-month period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our public rights, which will expire worthless if we fail to complete our initial business combination within the 21-month time period.

Our initial shareholders have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering. However, if our initial shareholders acquire public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted 21-month time period.

If we seek shareholder approval to extend beyond the 21-month period in which to complete an initial business combination to a later date, we will offer our public shareholders the right to have their public ordinary shares redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), as described in greater detail in this prospectus. In the event that we fail to receive shareholder approval to extend the period of time we have to complete an initial business combination beyond 21 months, we will cease all operations except for winding up, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then public shares in issue, which redemption will completely extinguish public shareholder’ rights as shareholders (including the right to receive further liquidation distributions, if any); and as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the directors, liquidate and dissolve. There are no limitations to the number

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

of times that the Company may seek shareholder approval or that shareholders may approve to extend beyond the 21-month period in which to complete a business combination at a later date. If the initial business combination is not completed in the period provided, the membership interests of GSR Sponsor become worthless.

GSR Sponsor, our directors and officers have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, in each case unless we provide our public shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our public shares at such time.

If we were to expend all of the net proceeds of this offering and the sale of the private placement units, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed our initial business combination within the required time period, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. GSR Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then GSR Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether GSR Sponsor has sufficient funds to satisfy its indemnity obligations and believe that GSR Sponsor’s only assets are securities of our company and, therefore, GSR Sponsor may not be able to satisfy those obligations. None of our other officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

In the event that the proceeds in the trust account are reduced below (1) $10.00 per public share or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses, and GSR Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against GSR Sponsor to enforce their respective indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against GSR Sponsor to enforce their respective indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share.

We will seek to reduce the possibility that GSR sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. GSR Sponsor will also not be liable as to any claims under our indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to $202,350,000 from the proceeds of this offering and the sale of the private placement units, with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate, and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors. In the event that our offering expenses exceed our estimate of $655,000, we may fund such excess with funds from the funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $655,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.

If we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in our insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any insolvency claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public shareholders. Additionally, if we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) our completion of an initial business combination, and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of our public shares if we have not completed an initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of rights will not have any right to the proceeds held in the trust account with respect to the rights.

Amended and Restated Memorandum and Articles of Association

Our amended and restated memorandum and articles of association will contain certain requirements and restrictions relating to this offering that will apply to us until the consummation of our initial business combination. Our amended and restated memorandum and articles of association contain a provision which provides that, if we seek

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, we will provide public shareholders with the opportunity to redeem their public shares in connection with any such amendment. Specifically, our amended and restated memorandum and articles of association provide, among other things, that:

•        prior to the consummation of our initial business combination, we shall either (1) seek shareholder approval of our initial business combination at a meeting called for such purpose at which public shareholders may seek to redeem their public shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction, into their pro rata share of the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the completion of our initial business combination, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), or (2) provide our public shareholders with the opportunity to tender their public shares to us by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the completion of our initial business combination, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), in each case subject to the limitations described herein;

•        our initial business combination must be approved by a majority of our board of directors and a majority of our independent directors;

•        if we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a simple majority of the votes cast by shareholders, voting together as a single class, who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting of the company;

•        if our initial business combination is not consummated within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, then our existence will terminate and we will distribute all amounts in the trust account; and

•        prior to our initial business combination, we may not issue additional ordinary shares that would entitle the holders thereof to (1) receive funds from the trust account or (2) vote as a class with our public shares on any initial business combination.

In addition, our amended and restated memorandum and articles of association will provide that under no circumstances will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses) either immediately prior to or upon consummation of our initial business combination, or otherwise we are exempt from the provisions of Rule 419 promulgated under the Securities Act (so that we are not subject to the SEC’s “penny stock” rules).

These provisions cannot be amended without the approval of a special resolutions, which requires the approval of holders of at least two-thirds of our ordinary shares who, being entitled to do so, attend and vote (either in person or by proxy) in a general meeting. In the event we seek shareholder approval in connection with our initial business combination, our amended and restated memorandum and articles of association provide that we may consummate our initial business combination only if approved by a majority of the ordinary shares voted by our shareholders at a duly held general meeting. A quorum for such meeting will be present if the holders of one-third of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy.

Additionally, our amended and restated memorandum and articles of association provide that, prior to our initial business combination, only holders of our founder shares will have the right to vote on the appointment of directors and that holders of a majority of our founder shares may remove a member of the board of directors for any reason. These provisions of our amended and restated memorandum and articles of association may only be amended by a special resolution passed by a majority of at least 90% of our ordinary shares attending and voting in a general meeting. With respect to any other matter submitted to a vote of our shareholders, including any vote in connection with our initial business combination, except as required by law, holders of our founder shares and holders of our public shares will vote together as a single class, with each share entitling the holder to one vote.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Comparison of Redemption or Purchase Prices in Connection With our Initial Business Combination and if we Fail to Complete our Initial Business Combination.

The following table compares the redemptions and other permitted purchases of public shares that may take place in connection with the completion of our initial business combination and if we have not completed our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering.

	Redemptions in Connection with our Initial Business Combination	Other Permitted Purchases of Public Shares by our Affiliates	Redemptions if we fail to Complete an Initial Business Combination
Calculation of redemption price

Redemptions at the time of our initial business combination may be made pursuant to a tender offer or in connection with a shareholder vote. The redemption price will be the same whether we conduct redemptions pursuant to a tender offer or in connection with a shareholder vote. In either case, our public shareholders may redeem their public shares for cash equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination (which is initially anticipated to be $10.00 per public share), including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of the then issued and-outstanding public shares, subject to the limitation that no redemptions will take place if all of the redemptions would cause our net tangible assets to be less than $5,000,001 and any limitations (including, but not limited, to cash requirements) agreed to in connection with the negotiation of terms of a proposed business combination.

If we seek shareholder approval of our initial business combination, GSR Sponsor, our directors, officers, advisors or any of their affiliates may purchase public shares or rights in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. Such purchases will be restricted except to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. None of the funds in the trust account will be used to purchase shares in such transactions.

If we have not completed our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, we will redeem all public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account (which is initially anticipated to be $10.00 per share), including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares.

Impact to remaining shareholders

The redemptions in connection with our initial business combination will reduce the book value per share for our remaining shareholders, who will bear the burden of the deferred underwriting commissions and interest withdrawn for permitted withdrawals (to the extent not paid from amounts accrued as interest on the funds held in the trust account).

If the permitted purchases described above are made, there will be no impact to our remaining shareholders because the purchase price would not be paid by us.

The redemption of our public shares if we fail to complete our initial business combination will reduce the book value per share for the shares held by our initial shareholders, who will be our only remaining shareholders after such redemptions.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419

The following table compares the terms of this offering to the terms of an offering by a blank check company subject to the provisions of Rule 419. This comparison assumes that the gross proceeds, underwriting commissions and underwriting expenses of our offering would be identical to those of an offering undertaken by a company subject to Rule 419, and that the underwriter will not exercise its over-allotment option. None of the provisions of Rule 419 apply to our offering because we will be listed on a national securities exchange, we will have net tangible assets in excess of $5,000,001 (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses) upon the successful consummation of this offering and will file a Current Report on Form 8-K, including an audited balance sheet, demonstrating this fact.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Escrow of offering proceeds

Nasdaq listing rules provide that at least 90% of the gross proceeds from this offering and the sale of the private placement units be deposited in a trust account. $200,000,000 of the net proceeds of this offering and the sale of the private placement units will be deposited into a segregated trust account located in the United States with              acting as trustee.

Approximately $171,900,000 of the offering proceeds, representing the gross proceeds of this offering less allowable underwriting commissions, expenses and company deductions under Rule 419, would be required to be deposited into either an escrow account with an insured depositary institution or in a separate bank account established by a broker-dealer in which the broker-dealer acts as trustee for persons having the beneficial interests in the account.

Investment of net proceeds

$200,000,000 of the net offering proceeds and the sale of the private placement units held in trust will be invested or held only in either (i) U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, (ii) as uninvested cash, or (iii) an interest or non-interest bearing bank demand deposit account or other accounts at a bank. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer we hold investments in the trust account, we may, at any time (and will no later than 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest or non-interest bearing demand deposit account.

Proceeds could be invested only in specified securities such as a money market fund meeting conditions of the Investment Company Act or in securities that are direct obligations of, or obligations guaranteed as to principal or interest by, the United States.

Receipt of interest on escrowed funds

Interest on proceeds from the trust account to be paid to shareholders is reduced by (1) permitted withdrawals and (2) in the event of our liquidation for failure to complete our initial business combination within the allotted time, up to $100,000 of net interest that may be released to us to fund the costs and expenses of our dissolution and liquidation.

Interest on funds in escrow account would be held for the sole benefit of investors, unless and only after the funds held in escrow were released to us in connection with our completion of a business combination.

Limitation on fair value or net assets of target business

Nasdaq listing rules require that our initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the trust account (excluding any deferred underwriters’ fees and taxes payable on the income earned on the trust account).

The fair value or net assets of a target business must represent at least 80% of the maximum offering proceeds.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

	Terms of Our Offering	Terms Under a Rule 419 Offering
Trading of securities issued

The units will begin trading on or promptly after the date of this prospectus. The Class A ordinary shares and rights comprising the units will begin separate trading on the 52nd day following the date of this prospectus (or, if such date is not a business day, the following business day), subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. We will file the Current Report on Form 8-K promptly after the closing of this offering. If the underwriters’ over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the underwriters’ over-allotment option.

No trading of the units or the underlying Class A ordinary shares and public rights would be permitted until the completion of a business combination. During this period, the securities would be held in the escrow or trust account.

Election to remain an investor

We will provide our public shareholders with the opportunity to redeem their public shares, regardless of whether they abstain, vote for, or against, our initial business combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), upon the completion of our initial business combination, subject to the limitations described herein. We may not be required by law to hold a shareholder vote. If we are not required by applicable law or stock exchange rules and do not otherwise decide to hold a shareholder vote, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, we hold a shareholder vote, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Pursuant to the tender offer rules, the tender offer period will be not less than 20 business days and, in the case of a shareholder vote, a final proxy statement would be mailed to public shareholders at

A prospectus containing information pertaining to the business combination required by the SEC would be sent to each investor. Each investor would be given the opportunity to notify the company in writing, within a period of no less than 20 business days and no more than 45 business days from the effective date of a post-effective amendment to the company’s registration statement, to decide if he, she or it elects to remain a shareholder of the company or require the return of his, her or its investment. If the company has not received the notification by the end of the 45th business day, funds and interest or dividends, if any, held in the trust or escrow account are automatically returned to the shareholder. Unless a sufficient number of investors elect to remain investors, all funds on deposit in the escrow account must be returned to all of the investors and none of the securities are issued.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

	Terms of Our Offering	Terms Under a Rule 419 Offering

least 20 days prior to the shareholder vote. However, we expect that a draft proxy statement would be made available to such shareholders well in advance of such time, providing additional notice of redemption if we conduct redemptions in conjunction with a proxy solicitation. Our initial business combination must be approved by a majority of our board of directors and a majority of our independent directors. If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a simple majority of the votes cast by shareholders, voting together as a single class, who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting of the company. A quorum for such meeting will be present if the holders of one-third of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. Additionally, each public shareholder may elect to redeem its public shares without voting and, if they do vote, irrespective of whether they vote for or against the proposed transaction.

Business combination deadline

If we have not completed our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, we will (1) cease all operations except for the purpose of winding up, (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

If an acquisition has not been completed within 18 months after the effective date of the company’s registration statement, funds held in the trust or escrow account are returned to investors.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

	Terms of Our Offering	Terms Under a Rule 419 Offering
Release of funds

Except with respect to interest earned on the funds held in the trust account that may be released to us for permitted withdrawals, if any, the funds held in the trust account will not be released from the trust account until the earliest of: (1) our completion of an initial business combination; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of our public shares if we have not completed an initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, subject to applicable law.

The proceeds held in the escrow account are not released until the earlier of the completion of a business combination or the failure to effect a business combination within the allotted time.
Limitation on redemption rights of shareholders holding more than 15% of the shares sold in this offering if we hold a shareholder vote

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect Excess Shares (more than an aggregate of 15% of the shares sold in this offering), without our prior consent. Our public shareholders’ inability to redeem Excess Shares will reduce their influence over our ability to complete our initial business combination and they could suffer a material loss on their investment in us if they sell Excess Shares in open market transactions.

Most blank check companies provide no restrictions on the ability of shareholders to redeem shares based on the number of shares held by such shareholders in connection with an initial business combination.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

	Terms of Our Offering	Terms Under a Rule 419 Offering
Tendering share certificates in connection with a tender offer or redemption rights

We may require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the initially scheduled vote on the proposal to approve our initial business combination in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two business days prior to the initially scheduled vote on the business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights.

In order to perfect redemption rights in connection with their business combinations, holders could vote against a proposed business combination and check a box on the proxy card indicating such holders were seeking to exercise their redemption rights. After the business combination was approved, the company would contact such shareholders to arrange for them to deliver their certificate to verify ownership.

Competition

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of this offering and the sale of the private placement units, our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, in the event we seek shareholder approval of our initial business combination and we are obligated to pay cash for our Class A ordinary shares, it will potentially reduce the resources available to us for our initial business combination. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination.

Conflicts of Interest

Our management team, in their capacities as directors, officers or employees of GSR Sponsor or its respective or in their other endeavors, may choose to present potential business combinations to the related entities described above, current or future entities affiliated with or managed by either of our sponsor, or third parties, before they present such opportunities to us, subject to his or her fiduciary duties under Cayman Islands law and any other applicable fiduciary duties. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. For more information, see the section entitled “Management — Conflicts of Interest.”

In addition, members of our management team and our board of directors will directly or indirectly own founder shares and/or private placement units following this offering, as set forth in “Principal Shareholders,” including our independent directors who will receive for their services as a director an indirect interest in the founder shares through membership interests in GSR Sponsor, and accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

Our sponsor and some of our directors and officers are officers, partners or affiliates of SPAC Advisory Partners, LLC, our underwriter, and are registered representatives of Kingswood Capital Partners LLC. As a result, SPAC Advisory Partners, LLC is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering is being made in compliance with the applicable requirements of Rule 5121. SPAC Advisory Partners will not confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder. In addition, Rule 5121 requires that a “qualified independent underwriter,” as defined in Rule 5121, participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto.              has agreed to act as a qualified independent underwriter for this offering. We have agreed to indemnify              against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Our directors and officers presently have, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our directors or officers becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may need to honor these fiduciary or contractual obligations to present such business combination opportunity to such entity, or in the case of a non-compete restriction, may not present such opportunity to us at all, subject to his or her fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. At this time, we are not aware of any fiduciary duties or contractual obligations of our officers or directors that will materially affect our ability to complete our initial business combination, because the only special purpose acquisition company that a director of ours is also a director of has already identified a business combination target.

See “ Risk Factors — Certain of our directors and officers are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.”

We and our sponsor may have additional conflicts of interest relating to repayment of any loans, reimbursement of out-of-pocket expenses or other fees in the event we do not complete our initial business combination, including, but not limited to, returning such funds instead of using such funds for other purposes.

Indemnity

Our GSR Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of permitted withdrawals as well as expenses relating to the administration of the trust account, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then GSR Sponsor will

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

not be responsible to the extent of any liability for such third party claims We have not independently verified whether GSR Sponsor has sufficient funds to satisfy its indemnity obligations and believe that GSR Sponsor’s only assets are securities of our company. We have not asked our sponsor to reserve for such indemnification obligations.

Facilities

We currently maintain our executive offices at 5900 Balcones Drive, Suite 100, Austin, TX 78731, United States of America. The cost for this space is included in the $55,556 per month fee that we will pay an affiliate of GSR Sponsor for office space, administrative and support services. We consider our current office space adequate for our current operations.

Employees

We currently have four officers and do not intend to have any additional full-time employees prior to the completion of our initial business combination. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that any such person will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.

Periodic Reporting and Financial Information

We will register our units, Class A ordinary shares and public rights under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accounting firm.

We will provide shareholders with audited financial statements of the prospective target business as part of the tender offer materials or proxy solicitation materials sent to shareholders to assist them in assessing the target business. These financial statements may be required to be prepared in accordance with, or be reconciled to, U.S. GAAP, depending on the circumstances and the historical financial statements may be required to be audited in accordance with PCAOB standards. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such financial statements in time for us to disclose such financial statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame. While this may limit the pool of potential business combination candidates, we do not believe that this limitation will be material.

We will be required to evaluate our internal control procedures for the fiscal year ending December 31, 2025 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” will have the meaning associated with it in the JOBS Act.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 12 months preceding the date of this prospectus.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT

Directors, Officers and Director Nominees

Our officers, directors and director nominees are as follows:

Name	Age	Title
Gus Garcia	44	Co-Chief Executive Officer
Lewis Silberman	46	Co-Chief Executive Officer
Anantha Ramamurti	49	President and Chief Financial Officer
Yuya Orime	37	Chief Business Development Officer

Gus Garcia serves as our Co-Chief Executive Officer and Director. Mr. Garcia currently serves as Co-Chief Executive Officer and Director of GSR III Acquisition Corp., a blank check company in the process of completing its initial business combination with Terra Innovatum Global S.R.L. Mr. Garcia formerly served as Co-Chief Executive Officer and Director of GSR II Meteora Acquisition Corp, a blank check company that completed its initial business combination with Bitcoin Depot Inc. in Q2 2023. Prior to that Mr. Garcia served as Co-President and Director of Graf Acquisition Corp. IV, a blank check company that completed its initial business combination with NKGen Biotech, Inc. in Q3 2023. Mr. Garcia is the former Head of SPAC M&A for Bank of America Securities, where he was responsible for advising private companies and SPACs on all aspects of mergers involving SPACs. In his last 12 months at Bank of America, Mr. Garcia advised on 13 SPAC transactions with approximately ~$20 billion in negotiated equity value in the aggregate. The five most recently announced SPAC transactions that Mr. Garcia advised on are the sale of BuzzFeed to 890 5th Avenue Partners, the sale of Velo3D to Jaws Spitfire Acquisition Corp., the sale of Spire Global to NavSight Holdings, the sale of Origin Materials to Artius Acquisition Inc. and the sale of XOS to NextGen Acquisition Corp. In addition, Mr. Garcia has worked on and overseen transactions with an excess of $150 billion in value across PIPEs, corporate separations and other mergers & acquisitions. Prior to being the Head of SPAC M&A, Mr. Garcia led the separations practice for Bank of America where he focused on complex corporate transactions such as spin-offs (including one of the top 5 largest spin-offs in corporate history), splitoffs, reverse Morris trusts, carve-out IPOs and structured private capital raises. Prior to the merger with Bank of America, Mr. Garcia worked at Merrill Lynch in the Corporate Finance group where he also focused on complex corporate transactions, as well as structured investments held on the bank’s balance sheet in partnership with Merrill Lynch’s Global Principal Investment group. Prior to Merrill Lynch, Mr. Garcia worked in HSBC’s Healthcare Investment Banking Group, and prior to HSBC, he worked in Wells Fargo Securities’ M&A group. Additionally, Mr. Garcia is a co-founder and partner of SPAC Advisory Partners, LLC, a boutique financial advisory firm focused on the special purpose acquisition company market. SPAC Advisory Partners is an affiliate of our underwriters. Mr. Garcia is a registered representative of Kingswood Capital Partners LLC. Mr. Garcia also sits on the Board of Directors for New York Cares, the largest volunteer network in New York City, serving nonprofit organizations and schools. Mr. Garcia graduated magna cum laude with a Bachelor of Science in Business Administration and a Master of Science in International Commerce & Finance from Georgetown University in 2003.

Lewis Silberman serves as our Co-Chief Executive Officer and Director. Mr. Silberman currently serves as Co-Chief Executive Officer and Director of GSR III Acquisition Corp., a blank check company in the process of completing its initial business combination with Terra Innovatum Global S.R.L. Mr. Silberman formerly served as Co-Chief Executive Officer and Director of GSR II Meteora Acquisition Corp, a blank check company that completed its initial business combination with Bitcoin Depot Inc. in Q2 2023. Prior to that Mr. Silberman served as Co-President and Director of Graf Acquisition Corp. IV, a blank check company that completed its initial business combination with NKGen Biotech, Inc. in Q3 2023. Mr. Silberman is the former Head of SPAC Equity Capital Markets for Oppenheimer & Co. Inc., where he led financings for the firm’s SPAC IPOs and business combination clients. In his last 12 months at Oppenheimer & Co. Inc., Mr. Silberman managed several SPAC IPOs, including Gig4 Acquisition Corp. (GIGG), Noble Rock Acquisition Corp. (NRAC), MDH Acquisition Corp. (MDH), Class Acceleration Corp. (CLAS), and Rodgers Silicon Valley Acquisition Corp. (RSVA). Additionally, over the past several years, Mr. Silberman has acted in an advisory or placement agent role on transactions including Kingswood Acquisition Corp.’s combination with financial services company Binah Capital Group, CIIG Capital Partners II’s combination with electric mobility firm Zapp, Ascendent Acquisition Corp.’s combination with financial media and content company Beacon Street Group Holdings, Rodgers Silicon Valley Acquisition Corp.’s combination with next-generation battery manufacturer Enovix, Alpha Healthcare Acquisition Corp.’s combination with bioengineering firm Humacyte, Acies Acquisition Corp.’s combination with mobile gaming and loyalty

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

rewards program company PlayStudios, and Roth CH Acquisition I Co.’s combination with PureCycle Technologies. Prior to his role in Oppenheimer’s Equity Capital Markets group, Mr. Silberman was the Head of Equity Sales for Oppenheimer for five years. Before joining Oppenheimer, Mr. Silberman spent three years at CIBC World Markets Corp., where he worked in a special situations client-coverage group focused on strategies including merger-arbitrage, ADR-arbitrage, and closed-end fund arbitrage. Prior to CIBC World Markets, Mr. Silberman worked at PaineWebber, Inc. Additionally, Mr. Silberman is a co-founder and partner of SPAC Advisory Partners, LLC, a boutique financial advisory firm focused on the special purpose acquisition company market. SPAC Advisory Partners is an affiliate of our underwriters. Mr. Silberman is a registered representative of Kingswood Capital Partners LLC. Mr. Silberman is also a Director at Chain Bridge I, a Nasdaq-listed special purpose acquisition company. Mr. Silberman holds a Bachelor of Science degree from the Leonard N. Stern School of Business at New York University, with a dual major in finance and marketing (2000), as well as a Master of Business Administration from the Stern School at New York University, with a dual concentration in Financial Markets and Management (2010). Mr. Silberman has completed three New York City Marathons (2017, 2018 and 2019) as a member of Fred’s Team to raise money for Memorial Sloan-Kettering Cancer Center.

Anantha Ramamurti serves as our President, Chief Financial Officer and Director. Mr. Ramamurti has over 26 years of experience in the Technology sector across engineering, corporate finance and investment banking roles. Mr. Ramamurti currently serves as President, Chief Financial Officer and Director of GSR III Acquisition Corp., a blank check company in the process of completing its initial business combination with Terra Innovatum Global S.R.L. Mr. Ramamurti formerly served as President and Director of GSR II Meteora Acquisition Corp, a blank check company that completed its initial business combination with Bitcoin Depot Inc. in Q2 2023. Prior to that Mr. Ramamurti served as Chief Financial Officer of Graf Acquisition Corp. IV, a blank check company that completed its initial business combination with NKGen Biotech, Inc. in Q3 2023. Mr. Ramamurti was most recently a Managing Director and the Head of Global Mobility Group at Bank of America Securities where he was responsible for the coverage of the AutoTech sector and other emerging technologies since joining the firm in 2017. During his career at Bank of America, Mr. Ramamurti advised on several SPAC merger transactions, including the acquisition of Lucid Motors by Churchill Capital Corp. IV, the sale of Xos Trucks to NextGen Acquisition Corp., the acquisition of EVgo by Climate Change Crisis Real Impact I Acquisition Corporation, the sale of Proterra to ArcLight Clean Transition Corp., the sale of Lightning eMotors to GigCapital3, the sale of ChargePoint to Switchback Energy Acquisition Corporation, the sale of Canoo to Hennessy Capital Acquisition Corp. IV, and the sale of Velodyne Lidar to Graf Industrial Corp., among others. Prior to Bank of America, Mr. Ramamurti worked at Deutsche Bank since 2010 where he was most recently a Director in the Technology Investment Banking group and covered clients across semiconductor, communications, networking and cleantech sectors. Mr. Ramamurti started his investment banking career in 2009 at Guggenheim Securities in its Consumer & Retail investment banking group. During his banking career, Mr. Ramamurti had led execution on over 65 transactions totaling over $80 billion in transaction value across all product areas, including equity offerings, debt issuances, SPAC mergers and other M&A advisory. Prior to banking, Mr. Ramamurti served as a Senior Financial Analyst at Taco Bell, a division of Yum! Brands, where he oversaw the operations of company-owned stores in several states in the Midwest. Prior to finance, Mr. Ramamurti spent almost 12 years in various engineering roles at Rockwell Semiconductor Systems, Texas Instruments and several other firms, where he was responsible for the design and development of semiconductor processor chips. Mr. Ramamurti holds four patents in the areas of design and development. Additionally, Mr. Ramamurti is a co-founder and partner of SPAC Advisory Partners, LLC, a boutique financial advisory firm focused on the special purpose acquisition company market. SPAC Advisory Partners is an affiliate of our underwriters. Mr. Ramamurti is a registered representative of Kingswood Capital Partners LLC. Mr. Ramamurti has an MBA with Honors in Finance from the UCLA Anderson School of Management, a Master’s with Honors in Electrical Engineering from the University of Pittsburgh, and a Bachelor’s with Honors in Instrumentation Engineering from the Birla Institute of Technology and Science (BITS), Pilani, India.

Yuya Orime serves as our Chief Business Development Officer. Mr. Orime currently serves as Chief Business Development Officer of GSR III Acquisition Corp., a blank check company in the process of completing its initial business combination with Terra Innovatum Global S.R.L. Mr. Orime currently also serves as Senior Vice President of SPAC Advisory Partners, a boutique financial advisory firm focused on the SPAC market. SPAC Advisory Partners is an affiliate of our underwriters. Mr. Orime is a registered representative of Kingswood Capital Partners LLC. Most recently, Mr. Orime was Senior Vice President at GSR II Meteora Acquisition Corp. (GSRM), which successfully closed a SPAC transaction with Bitcoin Depot (NASDAQ: BTM) in June 2023. Prior to GSRM, Mr. Orime worked at Bank of America Securities from 2012 to 2022 where he was most recently a Director in the Technology Investment Banking group and covered clients across AutoTech and Enterprise Software sectors.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

During his career, Mr. Orime has advised on several SPAC mergers, including the sale of Zapp Electric Vehicles to CIIG II, sale of Spire Global to NavSight, acquisition of Lucid by Churchill IV, sale of Xos to NextGen, acquisition of EVgo by Climate Change Crisis I, sale of Proterra to ArcLight, sale of Lightning eMotors to GigCapital3, sale of ChargePoint to Switchback, sale of Canoo to Hennessy IV, and sale of Velodyne Lidar to Graf Industrial. Mr. Orime received his B.S. in Business Administration from University of Southern California in 2011.

Number, Terms of Office and Appointment of Directors and Officers

Our board of directors will consist of six members. Prior to or in connection with the completion of our initial business combination, holders of our founder shares will have the right to appoint all of our directors and remove members of the board of directors for any reason, and holders of our public shares will not have the right to vote on the appointment of directors during such time. These provisions of our amended and restated memorandum and articles of association may only be amended by a special resolution passed by a majority of at least 90% of our ordinary shares attending and voting in a general meeting. Each of our directors will hold office for a three-year term. Subject to any other special rights applicable to the shareholders, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board of directors or by a majority of the holders of our ordinary shares (or, prior to our initial business combination, holders of our founder shares).

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of a Chairman or Co-Chairman, a Vice-Chairman, a Chief Executive Officer or Co-Chief Executive Officers, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have three “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our board has determined that each of             ,              and              is an independent director under applicable SEC rules and the Nasdaq listing standards.

Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Officer and Director Compensation

None of our directors or officers have received any cash compensation for services rendered to us. On             , 2025, GSR Sponsor transferred              founder shares to each of our independent directors (an aggregate of              founder shares) at their original purchase price. Commencing on the date that our securities are first listed on Nasdaq through the earlier of consummation of our initial business combination and our liquidation, we will pay an affiliate of GSR Sponsor a total of $55,556 per month for office space, administrative and support services. GSR Sponsor, our directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to GSR Sponsor, directors, officers or our or any of their respective affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the combined company. All compensation will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our officers after the completion of our initial business combination will be determined by a compensation committee constituted solely by independent directors.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

We are not party to any agreements with our directors and officers that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination.

Following a business combination, to the extent we deem it necessary, we may seek to recruit additional managers to supplement the incumbent management team of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

We will adopt a Clawback Policy covering our executive officers. Our Clawback Policy will provide that in the event of a required accounting restatement, our compensation committee will seek reimbursement of the portion of any incentive-based compensation that would not have been paid had our financial statements been correctly stated.

Committees of the Board of Directors

Pursuant to Nasdaq listing rules we will establish two standing committees — an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act and a compensation committee. Each committee will operate under a charter that will be approved by our board and will have the composition and responsibilities described below.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish an audit committee of the board of directors. The members of our audit committee will be             ,              and             .              will serve as chairman of the audit committee.

Each member of the audit committee is financially literate and our board of directors has determined that Ms. Kuan qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We will adopt an audit committee charter, which will detail the purpose and principal functions of the audit committee, including:

•        assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm;

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm has with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a compensation committee of the board of directors. The members of our compensation committee will be             ,              and             .              will serve as chairman of the compensation committee. We will adopt a compensation committee charter, which will detail the purpose and responsibility of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Co-Chief Executive Officers’ compensation, evaluating our Co-Chief Executive Officers’ performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Co-Chief Executive Officers based on such evaluation;

•        reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Board. The Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are             ,              and             . In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

The Board will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting of shareholders (or, if applicable, an extraordinary general meeting of shareholders). Our shareholders that wish to nominate a director for election to our Board should follow the procedures set forth in our by laws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year none of them has served, as a member of the compensation committee of any entity that has one or more officers serving on our Board.

Code of Ethics

Prior to the closing of this offering, we will adopt a code of ethics and business conduct (our “Code of Ethics”) applicable to our directors, officers and employees. We will file a copy of our form of our Code of Ethics as an exhibit to the registration statement. You will be able to review this document by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of our Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. See “Where You Can Find Additional Information.”

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        duty to not improperly fetter the exercise of future discretion;

•        duty to exercise powers fairly as between different sections of shareholders;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care, which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders; provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

In addition, members of our management team and our board of directors will directly or indirectly own founder shares and/or private placement units following this offering, as set forth in “Principal Shareholders,” including our independent directors who will receive for their services as a director an indirect interest in the founder shares through membership interests in GSR Sponsor, and accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Our management team, in their capacities as directors, officers or employees of our sponsor or its affiliates or in their other endeavors, may choose to present potential business combinations to the related entities described above, current or future entities affiliated with or managed by our sponsor, or third parties, before they present such opportunities to us, subject to his or her fiduciary duties under Cayman Islands law and any other applicable fiduciary duties.

Our directors and officers presently have, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our directors or officers becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may need to honor these fiduciary or contractual obligations to present such business combination opportunity to such entity, or in the case of a non-compete restriction, may not present such opportunity to us at all, subject to his or her fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. Our directors and officers are also not required to commit any specified amount of time to our affairs, and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. See “Risk Factors — Certain of our directors and officers are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.”

Accordingly, if any of the above directors or officers become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. However at this time, we are not aware of any fiduciary duties or contractual obligations of our officers or directors that will materially affect our ability to identify and pursue business combination opportunities or complete our initial business combination, because the only special purpose acquisition company that a director of ours is also a director of has already identified a business combination target.

In light of the involvement of GSR Sponsor and our officers and directors with other entities, we may decide to acquire one or more businesses affiliated with or competitive with GSR Sponsor, officers, directors and their respective affiliates or existing holders. GSR Sponsor and our officers and directors are not currently aware of any specific opportunities for us to complete our initial business combination with any entities with which they are affiliated, and there have been no substantive discussions concerning a business combination with any such entity or entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for a business combination as set forth in “Business — Selection of a Target Business and Structuring of our Initial Business Combination” and such transaction was approved by a majority of our independent and disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions regarding the fairness to our company from a financial point of view of a business combination with one or more domestic or international businesses affiliated with GSR Sponsor, officers, directors or existing holders, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Potential investors should also be aware of the following potential conflicts of interest:

•        None of our directors or officers is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        In the course of their other business activities, our directors and officers may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see “— Directors and Officers.”

•        Our sponsor subscribed for founder shares prior to the date of this prospectus and will purchase private placement units in a transaction that will close simultaneously with the closing of this offering. Our initial shareholders, directors and officers have agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with the consummation of our initial business combination. Additionally, our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares (including the underlying Class A ordinary shares issuable upon the conversion of the founder shares), private placement units (including any private placement shares, private placement rights and any Class A ordinary shares underlying the private placement rights) if we fail to consummate our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) after the closing of this offering. However, if our initial shareholders (or any of our directors, officers or affiliates) acquire public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to consummate our initial business combination within the prescribed time frame. If we do not complete our initial business combination within the prescribed time frame, the private placement units (and their underlying securities) will likely be worthless. With certain limited exceptions, the founder shares will not be transferable, assignable or saleable by our initial shareholders until the first earnings release that is at least 60 days after the completion of the Company’s initial business combination, at which point 25% of the Founder Shares will become transferable and thereafter an additional 25% will become transferable at each subsequent earnings release. Notwithstanding the above, 100% of any Founder Shares will become immediately transferable, subsequent to any initial business combination, (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the private placement units (including any private placement shares, private placement rights and any Class A ordinary shares underlying the private placement rights) will not be transferable, assignable or saleable by GSR Sponsor until 30 days after the completion of our initial business combination. Since our sponsor and directors and officers may directly or indirectly own ordinary shares and rights and will directly or indirectly own founder shares following this offering, our directors and officers may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•        Our directors and officers may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether to proceed with a particular business combination.

•        Our directors and officers may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such directors and officers was included by a target business as a condition to any agreement with respect to our initial business combination.

•        Some of our directors and officers are officers, partners or affiliates of SPAC Advisory Partners, LLC and are registered representatives of Kingswood Capital Partners LLC.

The conflicts described above may not be resolved in our favor.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Below is a table summarizing the entities to which our directors and officers and certain of our affiliates currently have fiduciary duties or contractual obligations that may present a conflict of interest:

Individual	Entity	Entity’s Business	Affiliation
Gus Garcia	SPAC Advisory Partners, LLC	Financial advisory firm focused on the special purpose acquisition company market	Co-Founder, Partner
	GSR III Acquisition Corp.	Special purpose acquisition company	Board Member, Co-Chief Executive Officer
	Kingswood Capital Partners LLC	FINRA registered broker dealer	Registered Representative
Lewis Silberman	SPAC Advisory Partners, LLC	Financial advisory firm focused on the special purpose acquisition company market	Co-Founder, Partner
	Chain Bridge I	Special purpose acquisition company	Board Member
	GSR III Acquisition Corp.	Special purpose acquisition company	Board Member, Co-Chief Executive Officer
	Kingswood Capital Partners LLC	FINRA registered broker dealer	Registered Representative
Anantha Ramamurti	SPAC Advisory Partners, LLC	Financial advisory firm focused on the special purpose acquisition company market	Co-Founder, Partner
	GSR III Acquisition Corp.	Special purpose acquisition company	Board Member, President, Chief Financial Officer
	Kingswood Capital Partners LLC	FINRA registered broker dealer	Registered Representative
Yuya Orime	SPAC Advisory Partners, LLC	Financial advisory firm focused on the special purpose acquisition company market	Senior Vice President
	GSR III Acquisition Corp.	Special purpose acquisition company	Chief Business Development Officer
	Kingswood Capital Partners LLC	FINRA registered broker dealer	Registered Representative

We are not prohibited from pursuing an initial business combination with a company that is affiliated with GSR Sponsor, our directors or officers, or the sponsor members or making the acquisition through a joint venture or other form of shared ownership with either of GSR Sponsor, our directors or officers, or the sponsor members. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent and disinterested directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm that such an initial business combination is fair to our company from a financial point of view. In addition, pursuant to Nasdaq listing rules, our initial business combination must be approved by a majority of our independent directors.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

In addition, GSR Sponsor or any of its affiliates may make additional investments in the company in connection with the initial business combination, although GSR Sponsor and its affiliates have no obligation or current intention to do so. If GSR Sponsor, or any of its affiliates elects to make additional investments, such proposed investments could influence GSR Sponsor and our sponsor’s motivation to complete an initial business combination.

In the event that we submit our initial business combination to our public shareholders for a vote, our initial shareholders, directors and officers have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote any founder shares and public shares held by them in favor of our initial business combination.

Limitation on Liability and Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of our directors and officers to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

We will enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. We may purchase a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our directors and officers.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of our Class A ordinary shares included in the units offered by this prospectus, and assuming no purchase of units in this offering, by:

•        each person known by us to be the beneficial owner of more than 5% of our issued and outstanding ordinary shares;

•        each of our directors and officers that beneficially owns ordinary shares; and

•        all our directors and officers as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the private placement units as these units are not exercisable within 60 days of the date of this prospectus.

The post-offering ownership percentage column below assumes that (i) the underwriter does not exercise its over-allotment option, and (ii) SPAC Advisory Partners does not elect to purchase up to an aggregate of 150,000 private placement units, and (iii) there are 26,360,500 ordinary shares issued and outstanding after this offering.

	Number of Shares Beneficially Owned	Approximate Percentage of Issued and Outstanding Ordinary Shares
Name and Address of Beneficial Owner(1)		Before Offering	After Offering
GSR IV Sponsor LLC(1)(2)(3)(4)		100%	%
Gus Garcia(2)		100%	%
Lewis Silberman(2)		100%	%
Anantha Ramamurti(2)		100%	%
Yuya Orime		*	*

____________

*        Less than one percent.

(1)      At the closing of this offering, GSR Sponsor is the record holder of              founder shares.

(2)      The sponsor members are not granted any shareholder or other rights in addition to those afforded to our other public shareholders, and will only be issued interests of GSR Sponsor, with no right to control GSR Sponsor or vote or dispose of any securities held by GSR Sponsor, including the founder shares and the private placement units held by GSR Sponsor. All members of GSR Sponsor will own interests of GSR Sponsor representing their proportional interest in the founder shares and private placement units. Pursuant to the limited liability company agreement of GSR Sponsor and the Delaware LLC Act, the management and control of GSR Sponsor is vested exclusively in its managers, without any voting, veto, consent or other participation rights by any sponsor members regardless of their interest ownership. As a result of this management structure, sponsor members will have no right to control GSR Sponsor, or participate in any decision regarding the disposal of any security held by GSR Sponsor, or otherwise. Gus Garcia, Lewis Silberman and Anantha Ramamurti are the managers of GSR Sponsor, who by virtue of their control may be deemed to share beneficial ownership of the founder shares held by the sponsor. Each of Messrs. Garcia, Silberman and Ramamurti disclaims beneficial ownership of the founder shares held by the sponsor.

(3)      GSR Sponsor will own approximately       % of the 29,405,500 ordinary shares outstanding if the underwriter exercises its over-allotment option.

(4)      Includes the ordinary shares underlying the 610,500 private placement units that GSR Sponsor has committed to purchase in a private placement transaction.

(5)      Includes the              founder shares our Sponsor transferred to each director on             , 2025.

GSR Sponsor has committed to purchase an aggregate of 610,500 private placement units (or 655,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $6,105,000 in the aggregate (or $6,555,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering, provided that, at its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full). The private placement units are identical to the units sold in this offering, subject to certain limited exceptions as described in this prospectus. The sponsor members have indicated an interest to purchase, indirectly through the purchase of non-managing interest in GSR Sponsor, an aggregate of              private placement units, at a price of $10.00 per unit, or $             in the aggregate, in a private placement that will close simultaneously with the closing of this offering. Subject to each sponsor member purchasing, through GSR Sponsor, the private placement units allocated to it in connection with the closing of this offering, GSR Sponsor will issue membership interests at a nominal purchase price to the sponsor members reflecting interests in an aggregate of              founder shares held by GSR Sponsor.

A portion of the purchase price of the private placement units may be added to the proceeds from this offering to be held in the trust account such that at the time of closing of this offering, $200,000,000 (or $230,000,000 if the underwriters exercise their over-allotment option in full) will be held in the trust account. If we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, the private placement units (and their underlying securities) will expire worthless.

The private placement rights are identical to the rights sold as part of the units in this offering except that: they (including the Class A ordinary shares issuable upon conversion of these rights) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of our initial business combination, as described below and they (including the ordinary shares issuable upon conversion of these rights) are entitled to registration rights, as described below.

GSR Sponsor, our directors and officers are deemed to be our “promoters” as such term is defined under the federal securities laws. See “Certain Relationships and Related Party Transactions” for additional information regarding our relationships with our promoters.

Transfers of Founder Shares and Private Placement Units

The founder shares, private placement units and any Class A ordinary shares issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in the letter agreement with us to be entered into by our initial shareholders, directors and officers. Those lock-up provisions provide that such securities are not transferable or saleable (1) in the case of the founder shares, until the first earnings release that is at least 60 days after the completion of the Company’s initial business combination, at which point 25% of the Founder Shares will become transferable and thereafter an additional 25% will become transferable at each subsequent earnings release, and, notwithstanding the above, 100% of any Founder Shares will become immediately transferable, subsequent to any initial business combination, (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (2) in the case of the private placement units (including any private placement shares, private placement rights and any Class A ordinary shares underlying the private placement rights), until 30 days after the completion of our initial business combination, except in each case (unless otherwise described below) (a) transfer to (i) GSR Sponsor’s members, (ii) the directors or officers of the Company, GSR Sponsor or GSR Sponsor’s members, (iii) any affiliates or family members of the directors or officers of the Company, GSR Sponsor, GSR Sponsor’s members, (iv) any members or partners of GSR Sponsor or GSR Sponsor’s members, or their respective affiliates, or any affiliates of GSR Sponsor or GSR Sponsor’s members, or any employees of such affiliates, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in the case of a trust by distribution to one or more permissible beneficiaries of such trust; (f) by private sales or in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (g) to us for no value for cancellation in connection with the consummation of our initial business combination; (h) in the event of our liquidation prior to our completion of our initial business combination; (i) by virtue of the laws of Delaware law, by

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

virtue of GSR Sponsor’s limited liability agreement or other constitutional, organizational or formational documents, as amended, upon dissolution of GSR Sponsor or by virtue of the constitutional, organization or formational documents of a subsidiary of GSR Sponsor that holds the relevant securities, upon liquidation or dissolution of such subsidiary; or (j) in the event of our completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property subsequent to our completion of our initial business combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions. In addition, pursuant to FINRA Rule 5110(e), the private placement units are subject to lock-up for a period of 180 days immediately following the commencement of sales in the offering, subject to FINRA Rule 5110(e)(2), during which the private placement units and their component parts and the related registration rights may not be sold, transferred, assigned, pledged or hypothecated (except to any underwriter or selected dealer participating in the offering and the officers or partners, registered persons or affiliates of GSR Sponsor) and any such private placement units and their component parts and the related registration rights will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of such securities by any person for a period of 180 days immediately following the commencement of sales in the offering.

No member of GSR Sponsor may Transfer all or any portion of its membership interests in GSR Sponsor, except (i) with the prior written consent of all of the managers of GSR Sponsor, or (ii) to such member’s affiliates, immediate family, or to a trust, the primary beneficiary(ies) of which is a member or members of such member’s immediate family; provided that such recipient shall be required to become a member of GSR Sponsor pursuant to the terms of GSR Sponsor’s limited liability agreement and, therefore, be bound by the restrictions on transfers as set forth therein.

Registration Rights

The holders of (i) the founder shares (including the underlying Class A ordinary shares issuable upon the conversion of the founder shares) and (ii) private placement units, including any private placement units that may be issued upon conversion of working capital loans (including any private placement shares, private placement rights and any Class A ordinary shares underlying the private placement rights) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering requiring us to register such securities for resale (in the case of the founder shares, only after conversion to our Class A ordinary shares). With the exception of our sponsor and the private placement units it purchases in connection with this offering, the holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that we register such securities. In addition, and as excepted above, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. In compliance with FINRA Rule 5110(g)(8), registration rights granted to SPAC Advisory Partners in connection with the purchase of private placement units are limited to demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement we filed in connection with this offering and such demand rights may be exercised on only one occasion. However, the registration rights agreement provides that we will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period as described under “Principal Shareholders — Transfers of Founder Shares and Private Placement Units.” We will bear the expenses incurred in connection with the filing of any such registration statements.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On May 30, 2023, GSR Sponsor paid $25,000 to cover certain of our offering and formation costs in exchange for the issuance of 5,750,000 founder shares to GSR sponsor, or approximately $0.004 per share. Subsequently, on             , 2025, GSR Sponsor transferred              founder shares to each of our independent directors (an aggregate of              founder shares) at their original purchase price. In connection with our initial business combination, the Company may issue shares to investors in private placement transactions (so-called PIPE transactions) at a price of $10.00 per share or at a price which approximates the per-share amounts in our trust account at such time or else surrender ordinary shares upon achievement of milestones for the per share price of the Class A ordinary shares during the applicable earn-out period. At this time, we are not a party to any arrangement or understanding with any third party with respect to any PIPE transactions.

GSR Sponsor has committed to purchase an aggregate of 610,500 private placement units (or 655,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $6,105,000 in the aggregate (or $6,555,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. At its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full). The private placement units are identical to the units sold in this offering, subject to certain limited exceptions as described in this prospectus. Each whole right entitles the holder to receive one Class A ordinary share upon the consummation of the business combination. The private placement units (including any private placement shares, any private placement rights and any Class A ordinary shares underlying the private placement rights) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of our initial business combination.

As more fully discussed in “Management — Conflicts of Interest,” if any of our directors or officers becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Our directors and officers currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

Our sponsor and some of our directors and officers are officers, partners or affiliates of SPAC Advisory Partners, LLC, our underwriter, and are registered representatives of Kingswood Capital Partners LLC. As a result, SPAC Advisory Partners, LLC is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering is being made in compliance with the applicable requirements of Rule 5121. SPAC Advisory Partners will not confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder. In addition, Rule 5121 requires that a “qualified independent underwriter,” as defined in Rule 5121, participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto.              has agreed to act as a qualified independent underwriter for this offering. We have agreed to indemnify              against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Members of our management team and our board of directors will directly or indirectly own founder shares and/or private placement units following this offering, as set forth in “Principal Shareholders,” including our independent directors who will receive for their services as a director an indirect interest in the founder shares through membership interests in GSR Sponsor, and accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

We will enter into an Administrative Services Agreement with an affiliate of GSR Sponsor, pursuant to which we will pay a total of $55,556 per month for office space, administrative and support services to such affiliate. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. Accordingly, in the event the consummation of our initial business combination takes 18 months, an affiliate of GSR Sponsor will be paid a total of approximately $1,000,000 ($55,556 per month) for office space, administrative and

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

support services and will be entitled to be reimbursed for any out-of-pocket expenses. If the time to complete the initial business combination is extended to 21 months at GSR Sponsor’s discretion, GSR Sponsor shall make a capital contribution to the Company, if necessary, to fund any additional office space, administrative and support services.

GSR sponsor, our directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to GSR sponsor, our directors, officers or our or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf. GSR Sponsor has agreed to loan us up to $300,000 to be used for a portion of the expenses of this offering. To date, we have no borrowings under the promissory note. This loan is non-interest bearing, unsecured and is due at the earlier of June 6, 2026, and the closing of this offering.

In addition, in order to finance transaction costs in connection with an intended initial business combination, either of GSR Sponsor, any of its affiliates or certain of our directors and officers may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. Otherwise, such loans may be repaid only out of funds held outside the trust account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans for each such person may be convertible into units at a price of $10.00 per unit at the option of the lender. The units and the underlying securities would be identical to the private placement units and the underlying securities of such private placement units issued to GSR Sponsor. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than GSR Sponsor or an affiliate of GSR Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.

We have entered into a registration rights agreement with respect to the founder shares, private placement units, rights issued upon conversion of working capital loans (if any), and underlying Class A ordinary shares issued upon conversion of such securities, which is described under the heading “Principal Shareholders — Registration Rights.”

Related Party Policy

We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

Prior to the closing of this offering, we will adopt our Code of Ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board of directors) or as disclosed in our public filings with the SEC. Under our Code of Ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company.

In addition, our audit committee, pursuant to a written charter that we will adopt prior to the consummation of this offering, will be responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

the members of the audit committee will be required to approve a related party transaction. Our audit committee will review on a quarterly basis all payments that were made to GSR Sponsor, our directors or officers, or our or any of their respective affiliates.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of GSR Sponsor, our directors or officers unless we, or a committee of independent and disinterested directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that our initial business combination is fair to our company from a financial point of view. In addition, pursuant to Nasdaq listing rules, our initial business combination must be approved by a majority of our independent directors.

We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from (i) funds held outside the trust account or (ii) permitted withdrawals:

•        repayment of an aggregate of up to $300,000 in loans made to us by GSR Sponsor, to cover offering-related and organizational expenses;

•        payment to an affiliate of GSR Sponsor of a total of $55,556 per month for office space, administrative and support services;

•        payment of customary fees for financial advisory services;

•        reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

•        repayment of loans which may be made by either of GSR Sponsor, any of its respective affiliates or certain of our directors and officers to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of such loans for each such person may be convertible into units, at a price of $10.00 per unit at the option of the lender.

The above payments may be funded using the net proceeds of this offering and the sale of the private placement units not held in the trust account or, upon completion of the initial business combination, from any amounts remaining from the proceeds of the trust account released to us in connection therewith.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF SECURITIES

We are a Cayman Islands exempted company (company number 399941) and our affairs will be governed by our amended and restated memorandum and articles of association, the Companies Act and common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association which will be adopted upon the consummation of this offering, we will be authorized to issue 200,000,000 Class A ordinary shares, $0.0001 par value each, 20,000,000 Class B ordinary shares, $0.0001 par value each, and 1,000,000 undesignated preference shares, $0.0001 par value each. The following description summarizes the material terms of our shares as set out more particularly in our amended and restated memorandum and articles of association. Because it is only a summary, it may not contain all the information that is important to you.

Units

Each unit has an offering price of $10.00 and consists of one Class A ordinary share and one-fourteenth of one whole right to receive one Class A ordinary share upon the consummation of an initial business combination. Each whole right entitles the holder to receive one Class A ordinary share upon the consummation of the business combination. Pursuant to the rights agreement, we will not issue fractional Class A ordinary shares in connection with an exchange of rights. Fractional Class A ordinary shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Islands Law and pursuant to our amended and restated memorandum and articles of association. This means you must hold units in multiples of fourteen in order to receive Class A ordinary shares for all of your rights upon closing of a business combination.

The Class A ordinary shares and public rights will begin separate trading on the 52nd day following the date of this prospectus (or, if such date is not a business day, the following business day) or earlier, with the consent of SPAC Advisory Partners, LLC, subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. Once the Class A ordinary shares and public rights commence separate trading, holders will have the option to continue to hold units or separate their units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the units into Class A ordinary shares and public rights. Additionally, the units will automatically separate into their component parts and will not be traded after completion of our initial business combination.

In no event will the Class A ordinary shares and public rights be traded separately until we have filed with the SEC a Current Report on Form 8-K which includes an audited balance sheet of the company reflecting our receipt of the gross proceeds at the closing of this offering and the sale of the private placement units. We will file the Current Report on Form 8-K promptly after the closing of this offering which will include this audited balance sheet. If the underwriters’ over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the underwriters’ over-allotment option.

Ordinary Shares

Upon the closing of this offering 26,360,500 ordinary shares will be issued and outstanding (assuming no exercise of the underwriters’ over-allotment option), comprising:

•        20,000,000 Class A ordinary shares underlying the units being offered in this offering;

•        5,750,000 Class B ordinary shares held by our initial shareholders and their permitted transferees; and

•        610,500 Class A ordinary shares underlying the private placement units.

Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to or in connection with the completion of our initial business combination, holders of our Class B ordinary shares will have the right to appoint all of our directors and remove members of the board of directors for any reason, and holders of our Class A ordinary shares will not be entitled to vote on the appointment of directors during such time. These provisions of our amended and restated memorandum and articles of association may only be amended by a special resolution passed by a majority of at least 90% of our ordinary shares attending and voting in a general meeting. Unless specified in the Companies Act, our amended and restated memorandum and articles of association or applicable stock exchange rules, the affirmative vote of a simple majority of our ordinary shares that

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

are voted is required to approve any such matter voted on by our shareholders (other than the appointment or removal of directors prior to our initial business combination), and, prior to our initial business combination, the affirmative vote of a majority of our founder shares is required to approve the appointment or removal of directors. Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to our amended and restated memorandum and articles of association; such actions include amending our amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. The members of our board of directors will each generally serve a term of three years. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the founder shares voted for the appointment of directors can appoint all of the directors prior to our initial business combination. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor. Prior to our initial business combination, only holders of our founder shares will have the right to vote on the appointment of directors. Holders of our public shares will not be entitled to vote on the appointment of directors during such time. In addition, prior to our initial business combination, holders of a majority of our founder shares may remove a member of the board of directors for any reason. These provisions of our amended and restated memorandum and articles of association may only be amended by a special resolution passed by at least 90% of our ordinary shares who attend and vote in a general meeting.

Because our amended and restated memorandum and articles of association authorize the issuance of up to 200,000,000 Class A ordinary shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of Class A ordinary shares which we are authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with our initial business combination.

We will proceed with the business combination only if we have net tangible assets of at least $5,000,001 (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses) either immediately prior to or upon consummation of such business combination, or otherwise we are exempt from the provisions of Rule 419 promulgated under the Securities Act (so that we are not subject to the SEC’s “penny stock” rules), and solely if we seek shareholder approval, a majority of the issued and outstanding ordinary shares voted are voted in favor of the business combination.

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Companies Act for us to hold annual or extraordinary general meetings to appoint directors. We may not hold an annual general meeting prior to the consummation of our initial business combination.

We will provide our public shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or against, our initial business combination, all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriter. The redemption rights will include the requirement that a beneficial owner must identify itself in order to validly redeem its shares. Our initial shareholders, directors and officers have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with the completion of our initial business combination or certain amendments to our amended and restated memorandum and articles of association as described elsewhere in this prospectus. Permitted transferees of our initial shareholders, directors or officers will be subject to the same obligations with respect to their founder shares.

Unlike many blank check companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by applicable law or stock exchange listing requirements, if a shareholder vote is not required by applicable law or stock exchange listing requirements and we do not decide to hold a shareholder vote for business or other reasons, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing our initial business combination. Our amended and restated memorandum and articles of association require these tender offer documents to contain substantially the

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, a shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or we decide to obtain shareholder approval for business or other reasons, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Our initial business combination must be approved by a majority of our board of directors and a majority of our independent directors. If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a simple majority of the votes cast by shareholders, voting together as a single class, who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting of the company. A quorum for such meeting will be present if the holders of one-third of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. However, the participation of GSR Sponsor, our directors, officers, advisors or any of their affiliates in privately-negotiated transactions (as described in this prospectus), if any, could result in the approval of our initial business combination even if a majority of our public shareholders vote, or indicate their intention to vote, against such business combination. For purposes of seeking approval of the majority of our issued and outstanding ordinary shares, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. We intend to give not less than 20 days nor more than 60 days prior written notice of any such meeting, if required, at which a vote shall be taken to approve our initial business combination. These quorum and voting thresholds, and the voting agreements of our initial shareholders, may make it more likely that we will consummate our initial business combination.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the ordinary shares sold in this offering, which we refer to as the “Excess Shares,” without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our initial business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete the business combination. As a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.

If we seek shareholder approval in connection with our initial business combination, our initial shareholders have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote their founder shares and any public shares held by them in favor of our initial business combination. As a result, in addition to our initial shareholders’ founder shares, we would need 7,430,251 additional shares, or 28.2% (assuming all issued and outstanding shares are voted and the over-allotment option is not exercised), or only one additional share (assuming only the minimum number of shares representing a quorum are voted, the over-allotment option is not exercised), of the 20,610,500 shares sold in this offering to be voted in favor of an initial business combination in order to have such initial business combination approved. Our directors and officers have also entered into the letter agreement, imposing similar obligations on them with respect to public shares acquired by them, if any. Additionally, each public shareholder may elect to redeem its public shares without voting and, if they do vote, irrespective of whether they vote for or against the proposed transaction.

Pursuant to our amended and restated memorandum and articles of association, if we have not completed our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering, we will (1) cease all operations except for the purpose of winding up, (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Our initial shareholders have entered into a letter agreement with us, pursuant to which they

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares (including the underlying Class A ordinary shares issuable upon the conversion of the founder shares) and private placement units (including any private placement shares, any private placement rights and any Class A ordinary shares underlying the private placement rights) if we fail to complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering. However, if our initial shareholders, directors acquire public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the prescribed time period.

If we are unable to complete an initial business combination within the 18-month or 21-month period, we may seek an amendment to our amended and restated memorandum and articles of association to extend the period of time we have to complete an initial business combination beyond 21 months. Our amended and restated memorandum and articles of association will require at least a special resolution of our shareholders as a matter of Cayman Islands law, meaning that such an amendment be approved by at least two-thirds of our ordinary shares who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting of the company. A quorum for such meeting will be present if the holders of one-third of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. If we seek shareholder approval to extend beyond the 21-month period in which to complete an initial business combination to a later date, we will offer our public shareholders the right to have their public ordinary shares redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), as described in greater detail in this prospectus.

In the event of a liquidation, dissolution or winding up of the company after a business combination, our shareholders at such time will be entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our shareholders with the opportunity to redeem their public shares, regardless of whether they abstain, vote for, or against, our initial business combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), upon the completion of our initial business combination, subject to the limitations described herein.

Founder Shares

The founder shares are designated as Class B ordinary shares and are identical to the Class A ordinary shares included in the units being sold in this offering, and holders of founder shares have the same shareholder rights as public shareholders, except that: (1) prior to our initial business combination, only holders of the founder shares have the right to vote on the appointment of directors and holders of a majority of our founder shares may remove a member of the board of directors for any reason; (2) founder shares are subject to certain transfer restrictions, as described in more detail below; (3) our initial shareholders, directors and officers have entered into a letter agreement with us, pursuant to which they have agreed to waive: (i) their redemption rights with respect to any founder shares and public shares held by them, as applicable, in connection with the completion of our initial business combination; (ii) their redemption rights with respect to any founder shares and public shares held by them in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (iii) their rights to liquidating distributions from the trust account with respect to any founder shares they hold if we fail to complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame); (4) the founder shares will automatically convert into our Class A ordinary shares at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in more detail below; and (5) the founder shares are entitled to registration rights directors and officers. If we submit our initial business combination to our public shareholders for a vote, our initial shareholders have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote their founder shares and any public shares held by them purchased during or after this offering in favor of our initial business combination.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein.

With certain limited exceptions, the founder shares are not transferable, assignable or saleable until the first earnings release that is at least 60 days after the completion of the Company’s initial business combination, at which point 25% of the Founder Shares will become transferable and thereafter an additional 25% will become transferable at each subsequent earnings release. Notwithstanding the above, 100% of any Founder Shares will become immediately transferable, subsequent to any initial business combination, (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property. For more information on the exceptions, see “Principal Shareholders — Transfers of Founder Shares and Private Placement Units.”

Register of Members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

•        the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of the shares of each member;

•        whether voting rights are attached to the share in issue;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members shall be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Preference Shares

Our amended and restated memorandum and articles of association authorize 1,000,000 preference shares and provide that preference shares may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of our board of directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preference shares issued and outstanding at the date hereof. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future. No preference shares are being issued or registered in this offering.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Rights

Each whole right represents the right to receive one Class A ordinary share upon the consummation of our initial business combination, so each holder of fourteen units will receive one Class A ordinary share upon consummation of our initial business combination, whether or not we will be the surviving entity, even if the holder of a public right converted all Class A ordinary shares held by him, her or it in connection with the initial business combination or an amendment to our memorandum and articles of association with respect to our pre-business combination activities. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional Class A ordinary shares upon consummation of an initial business combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional Class A ordinary shares upon consummation of our initial business combination as the consideration related thereto has been included in the unit purchase price paid for by investors in this offering. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of ours).

As soon as practicable upon the occurrence of our initial business combination, we will direct holders of the rights to return their rights certificates, if applicable, to            , in its capacity as rights agent. Upon receipt of the rights certificate, if applicable, in a business combination in which we will be the surviving entity, we will issue to the registered holder of such rights the number of Class A ordinary shares to which the holder is entitled.

If we enter into a definitive agreement for a business combination in which we will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary shares basis, and each holder of a whole right will be required to affirmatively convert his, her or its rights in order to receive the Class A ordinary shares underlying the rights (without paying any additional consideration) upon consummation of the business combination. More specifically, the rights holder will be required to indicate his, her or its election to convert the rights into underlying shares as well as to return the original rights certificates to us, if applicable.

We will not issue fractional Class A ordinary shares in connection with an exchange of rights. Fractional Class A ordinary shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Islands Law and pursuant to our amended and restated memorandum and articles of association. As a result, you must hold units in multiples of fourteen (14) in order to receive Class A ordinary shares for all of your rights upon closing of a business combination. If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Additionally, in no event will we be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Private Placement Units

Except as described below, the private placement units have terms and provisions that are identical to those of the units being sold as part of the units in this offering. The private placement units (including any private placement shares, any private placement rights and any Class A ordinary shares underlying the private placement rights) will not be transferable, assignable or saleable until 30 days after the completion of our initial business combination (except pursuant to limited exceptions as described under “Principal Shareholders — Transfers of Founder Shares and Private Placement Units,” to our officers and directors and other persons or entities affiliated with the initial purchasers of the private placement units).

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, GSR Sponsor or an affiliate of GSR Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into units of the post business combination entity at a price of $10.00 per unit at the option of the lender. The units and the underlying securities would be identical to the private placement units and the underlying securities of such private placement units issued to GSR Sponsor.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Our initial shareholders have agreed not to transfer, assign or sell any of the private placement units (including any private placement shares, any private placement rights and any Class A ordinary shares underlying the private placement rights) until the date that is 30 days after the date we complete our initial business combination, except that, among other limited exceptions as described under “Principal Shareholders — Transfers of Founder Shares and Private Placement Units,” transfers can be made to our officers and directors and other persons or entities affiliated with GSR Sponsor.

Dividends

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our initial business combination. Cayman Islands company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any cash dividends subsequent to our initial business combination will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any share dividends in the foreseeable future. Further, if we incur any indebtedness in connection with our initial business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Rights Agent

The transfer agent for our ordinary shares and rights agent for our rights is            . We have agreed to indemnify            in its roles as transfer agent and rights agent, its agents and each of its shareholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of two-thirds in value who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e. a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (1) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

of those constitutional documents have been or will be complied with; (2) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (3) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (4) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (1) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (2) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (3) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (4) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his or her shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his or her written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his or her shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his or her intention to dissent including, among other details, a demand for payment of the fair value of his or her shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his or her shares at a price that the company determines is the fair value and if the company and the shareholder agrees to the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fails to agree to a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not to be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, such schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it is satisfied that:

•        we are not proposing to act illegally or beyond the scope of our corporate authority and we have complied with the statutory provisions as to majority vote;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such as a business-person would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions.    When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits.    Appleby (Cayman) Ltd., our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability of such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our directors or officers usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes that have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities.    The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

The courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

As used above, “limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Our Amended and Restated Memorandum and Articles of Association

Our amended and restated memorandum and articles of association contain certain requirements and restrictions relating to this offering that will apply to us until the completion of our initial business combination. These provisions (other than amendments relating to provisions governing the appointment or removal of directors prior to our initial business combination, which require the approval of a majority of at least 90% of our ordinary shares attending and voting in a general meeting) cannot be amended without a special resolution. As a matter of Cayman Islands law, a resolution is deemed to be a special resolution where it has been approved by either (1) holders of at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s ordinary shares at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given or (2) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders. Other than as described above, our amended and restated memorandum and articles of association provide that special resolutions must be approved either by holders of at least two-thirds of our ordinary shares who, being entitled to do so, attend and vote (either in person or by proxy) at a general meeting (i.e. the lowest threshold permissible under Cayman Islands law), or by a unanimous written resolution of all of our shareholders.

Our initial shareholders may participate in any vote to amend our amended and restated memorandum and articles of association and will have the discretion to vote in any manner they choose. Specifically, our amended and restated memorandum and articles of association provide, among other things, that:

•        if we have not completed our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor without the need for a shareholder vote and without the ability of any shareholder to redeem their shares) from the closing of this offering, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business

Confidential Treatment Requested by GSR IV Acquisition Corp.
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days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law;

•        prior to our initial business combination, we may not issue additional ordinary shares that would entitle the holders thereof to (1) receive funds from the trust account or (2) vote as a class with our public shares on any initial business combination;

•        although we do not intend to enter into a business combination with a target business that is affiliated with GSR Sponsor, our directors or our officers or sponsor members, we are not prohibited from doing so. In the event we enter into such a transaction, we, or a committee of independent and disinterested directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm that such a business combination is fair to our company from a financial point of view;

•        if a shareholder vote on our initial business combination is not required by law and we do not decide to hold a shareholder vote for business or other reasons, we will offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act;

•        as long as our securities are listed on Nasdaq, our initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in trust (excluding any deferred underwriter fees and taxes payable on the income earned on the trust account);

•        if our shareholders approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months (or up to 21 months at the discretion of GSR Sponsor) from the closing of this offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, we will provide our public shareholders with the opportunity to redeem all or a portion of their ordinary shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares; and

•        we will not effectuate our initial business combination solely with another blank check company or a similar company with nominal operations.

The Companies Act permits a company incorporated in the Cayman Islands to amend its memorandum and articles of association with the approval of the holders of at least two-thirds of such company’s issued and outstanding ordinary shares attending and voting at a general meeting. A company’s articles of association may specify that the approval of a higher majority is required but, provided the approval of the required majority is obtained, any Cayman Islands exempted company may amend its memorandum and articles of association regardless of whether its memorandum and articles of association provide otherwise. Accordingly, although we could amend any of the provisions relating to our proposed offering, structure and business plan which are contained in our amended and restated memorandum and articles of association, we view all of these provisions as binding obligations to our shareholders and neither we, nor our directors or officers, will take any action to amend or waive any of these provisions unless we provide dissenting public shareholders with the opportunity to redeem their public shares.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (1) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering or (2) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise. We reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering, counter-terrorist financing, prevention of proliferation financing and financial sanctions or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

Should a shareholder or its duly authorized delegates or agents be, or become (or is believed by the company or its affiliates (Agents) to be or become) at any time while it owns or holds an interest in the company, (a) an individual or entity named on any sanctions list maintained by the United Kingdom (including as extended to the Cayman Islands by Orders in Council) or the Cayman Islands or any similar list maintained under applicable law or is otherwise subject to applicable sanctions in the Cayman Islands (a Sanctions Subject) or (b) an entity owned or controlled directly or indirectly by a Sanctions Subject, as determined by the company in its sole discretion, then (i) the company or its Agents may immediately and without notice to the shareholder cease any further dealings with the shareholder or freeze any dealings with the interests or accounts of the shareholder (e.g., by prohibiting payments by or to the shareholder or restricting or suspending dealings with the interests or accounts) or freeze the assets of the company (including interests or accounts of other shareholders who are not Sanctions Subjects), until the relevant person ceases to be a Sanctions Subject or a license is obtained under applicable law to continue such dealings (a Sanctioned Persons Event), (ii) the company and its Agents may be required to report such action or failure to comply with information requests and to disclose the shareholder’s identity (and/or the identity of the shareholder’s beneficial owners and control persons) to the Cayman Islands Monetary Authority, the Cayman Islands Financial Reporting Authority, or other applicable governmental or regulatory authorities (without notifying the Subscriber that such information has been so provided) and (iii) the company and its Agents have no liability whatsoever for any liabilities, costs, expenses, damages and/or losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of revenue, loss of reputation and all interest, penalties and legal costs and all other professional costs and expenses) incurred by the shareholder as a result of a Sanctioned Persons Event.

Economic Substance — Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union and the OECD as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (As Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019, introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain geographically mobile business activities (“relevant activities.”) As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications, in which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. It is anticipated that our Company will not be engaging in any “relevant activities” prior to the consummation of our initial business combination and will therefore not be required need to meet the economic substance requirements tests or will otherwise be subject to more limited substance requirements. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (the “DPA”) based on internationally accepted principles of data privacy.

In this subsection, “we,” “us,” “our” and the “Company” refers to GSR IV Acquisition Corp. or our affiliates and/or delegates, except where the context requires otherwise.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal data for their own lawful purposes in connection with services provided to us. For the purposes of this Privacy Notice, “you” or “your” shall mean the subscriber and shall also include any individual connected to the subscriber.

By virtue of your investment in the company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. We may combine personal data that you provide to use with personal data that we collect from, or about you. This may include personal data collected in an online or offline context including from credit reference agencies and other available public databases or data sources, such as news outlines, websites and other media sources and international sanctions lists.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any other specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by the company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(a)     where this is necessary for the performance of our rights and obligations under any purchase agreements;

(b)    where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(c)     where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Rights of Individual Data Subjects

Individual data subjects have certain data protection rights, including the right to:

•        be informed about the purposes for which your personal data are processed;

•        access your personal data;

•        stop direct marketing;

•        restrict the processing of your personal data;

•        have incomplete or inaccurate personal data corrected;

•        ask us to stop processing your personal data;

•        be informed of a personal data breach (unless the breach is unlikely to be prejudicial to you);

•        complain to the Data Protection Ombudsman; and

•        require us to delete your personal data in some limited circumstances.

If you do not wish to provide us with requested personal data or subsequently withdraw your consent, you may not be able to invest in the Company or remain invested in the Company as it will affect the Company’ ability to manage your investment.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by email at info@ombudsman.ky or by accessing their website here: ombudsman.ky.

Certain Anti-Takeover Provisions of Our Amended and Restated Memorandum and Articles of Association

Our amended and restated memorandum and articles of association provide that our board of directors will be classified into three classes of directors. In addition, prior to the closing of our initial business combination, only holders of our Class B ordinary shares will have the right to appoint and remove directors prior to or in connection with the completion of our initial business combination for any reason. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual general meetings.

Our authorized but unissued ordinary shares and preference shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares and preference shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Securities Eligible For Future Sale

Immediately after this offering we will have 26,360,500 (or 29,405,500 if the underwriters’ over-allotment option is exercised in full) ordinary shares issued and outstanding. Of these shares, the 20,000,000 Class A ordinary shares (or 23,000,000 shares if the underwriters’ over-allotment option is exercised in full) sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the outstanding founder shares,

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

all of the outstanding private placement units (610,500 if the underwriters’ over-allotment option is not exercised and 655,500 if the underwriters’ over-allotment option is exercised in full), and are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering, and are subject to transfer restrictions as set forth elsewhere in this prospectus.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted ordinary shares or rights for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted ordinary shares or rights for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of Class A ordinary shares then issued and outstanding, which will equal 200,000 shares immediately after this offering (or 230,000 if the underwriter exercises its over-allotment option in full); or

•        the average weekly reported trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial shareholders will be able to sell their founder shares and GSR Sponsor will be able to sell its private placement units, pursuant to Rule 144 without registration, one year after we have completed our initial business combination.

Registration Rights

The holders of the founder shares (including any Class A ordinary shares issued or issuable upon the conversion of the founder shares), private placement units (including any private placement shares, any private placement rights and any Class A ordinary shares underlying the private placement rights) and any equity securities (including the Class A ordinary shares issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to the Company by a holder (including any underlying Class A ordinary shares, rights or Class A ordinary shares issued or issuable upon the conversion of

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

such rights) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering requiring us to register such securities for resale (in the case of the founder shares, only after conversion to our Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period as described under “Principal Shareholders — Transfers of Founder Shares and Private Placement Units.” We will bear the expenses incurred in connection with the filing of any such registration statements.

Listing of Securities

We have applied to list our Class A ordinary shares, units and public rights on Nasdaq under the symbols “GSRF,” “GSRFU” and “GSRFR,” respectively. We expect that our units will be listed on Nasdaq promptly on or after the effective date of the registration statement. Following the date the Class A ordinary shares and public rights are eligible to trade separately, we anticipate that the Class A ordinary shares and public rights will be listed separately and as a unit on Nasdaq. We cannot guarantee that our securities will be approved for listing on Nasdaq.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

INCOME TAX CONSIDERATIONS

The following is a discussion of Cayman Islands and U.S. federal income tax considerations relevant to an investment in our units, ordinary shares and public rights is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares and public rights, such as the tax consequences under state, local and other tax laws.

Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any securities under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of rights. An instrument of transfer in respect of a right is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form in a form substantially similar to the following on May 12, 2023:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with the company:

1.      that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the company or its operations; and

2.      in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1    on or in respect of the shares, debentures or other obligations of the company; OR

2.2    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

3.      these concessions shall be for a period of 20 years from the 12th day of May 2023 hereof.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

U.S. Federal Income Taxation

General

The following is a discussion of U.S. federal income tax considerations generally applicable to the ownership and disposition of our units (each consisting of one ordinary share and one-fourteenth of one whole right to receive one Class A ordinary share upon the consummation of an initial business combination) that are purchased in this offering by U.S. Holders and Non-U.S. Holders (each as defined below). Because the components of a unit are generally separable at the option of the holder, the holder of a unit should generally be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and public rights components of the unit.

This discussion is limited to certain U.S. federal income tax considerations to beneficial owners of our securities who are initial purchasers of a unit pursuant to this offering and hold the unit and each component of the unit as a capital asset within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that the ordinary shares and public rights will trade separately and that any distributions made (or deemed made) by us on our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars. This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws, nor does it consider all aspects of U.S. federal income taxation that may be relevant to the ownership and disposition of a unit or its components by a prospective investor in light of its particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors that are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:

•        financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        controlled foreign corporations;

•        passive foreign investment companies;

•        expatriates or former long-term residents of the United States;

•        persons that actually or constructively own five percent or more of our shares by vote or value;

•        persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

•        persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•        partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities; or

•        U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

If a partnership (including an entity or arrangement treated as a partnership, or other pass-through entity, for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner, member or other beneficial owner in such partnership or other pass-through entity will generally depend upon the status of the partner, member

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

or other beneficial owner, the activities of the entity, and certain determinations made at the partner, member or other beneficial owner level. Partners, members or other beneficial owners of a partnership or other pass-through entity holding our securities are urged to consult their tax advisors regarding the tax consequences of the ownership and disposition of our securities.

The discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such provisions may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, which could result in U.S. federal income tax consequences different from those discussed below. Accordingly, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

Allocation of Purchase Price and Characterization of a Unit

There is no statutory, administrative or judicial authority directly addressing the treatment, for U.S. federal income tax purposes, of securities with terms substantially the same as the units, and, therefore, that treatment is not entirely clear. The acquisition of a unit should be treated for U.S. federal income tax purposes as the acquisition of one ordinary share and one-fourteenth of one whole right to receive one Class A ordinary share upon the consummation of an initial business combination. We intend to treat the acquisition of a unit in this manner and, by purchasing a unit, you agree to adopt such treatment for U.S. federal income tax purposes. Each holder of a unit must allocate the purchase price paid by such holder for such unit between the ordinary share and the public right that comprise the unit based on their respective relative fair market values at the time of issuance. A holder’s initial tax basis in the ordinary share and the public right included in each unit should equal the portion of the purchase price of the unit allocated thereto. Any disposition of a unit should be treated for U.S. federal income tax purposes as a disposition of the ordinary share and the public right comprising the unit, and the amount realized on the disposition should be allocated between the ordinary share and the public right based on their respective relative fair market values at the time of disposition. The separation of the ordinary share and the public right comprising a unit should not be a taxable event for U.S. federal income tax purposes.

The foregoing treatment of our ordinary shares and rights and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each holder is advised to consult its own tax advisor regarding the risks associated with an investment in a unit (including alternative characterizations of a unit) and regarding an allocation of the purchase price among the ordinary share and the public right that comprise a unit. The balance of this discussion generally assumes that the characterization of the units described above is respected for U.S. federal income tax purposes.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of units, ordinary shares or rights who or that is for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election to be treated as a U.S. person.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

Taxation of Distributions

Subject to the PFIC rules discussed below, if we pay distributions to U.S. Holders, such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

Any distribution paid by us that constitutes a dividend will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, dividends will be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Rights” below) only if our ordinary shares are readily tradable on an established securities market in the United States and certain holding period and other requirements are met, including that we are not classified as a PFIC during the taxable year in which the dividend is paid or the preceding taxable year. It is unclear whether the redemption rights with respect to the ordinary shares described in this prospectus may prevent a U.S. Holder from satisfying the applicable holding period requirements for this purpose. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

Possible Constructive Distributions

The terms of each right provide for an adjustment to the number of shares for which the right may be converted or to the exercise price of the right in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the rights would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the right holders’ proportionate interest in our assets or earnings and profits (e.g. through an increase in the number of ordinary shares that would be obtained upon exercise or through a decrease to the exercise price) as a result of a distribution of cash to the holders of our ordinary shares which is taxable to the holders of such ordinary shares as a distribution. Such constructive distribution would be subject to tax as if the U.S. Holders of the rights received a cash distribution from us equal to the fair market value of such increased interest. However, it is unclear whether a distribution treated as a dividend deemed paid to a non-corporate U.S. Holder would be eligible for the lower applicable long-term capital gains rates as described above under “— Taxation of Distributions.”

Taxation on the Disposition of Ordinary Shares and Rights

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of our ordinary shares or rights which, in general, would include a redemption of ordinary shares as described below, and including as a result of a dissolution and liquidation in the event we do not consummate an initial business combination within the required time period, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition (or, if the ordinary shares or public rights are held as part of units at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the ordinary shares or public rights based upon the then fair market values of the ordinary shares and the public rights included in the units) and (2) the U.S. Holder’s adjusted tax basis in its ordinary shares or public rights so disposed of. A U.S. Holder’s adjusted tax basis in its ordinary shares or rights will generally equal the U.S. Holder’s acquisition cost (that is, the portion of the purchase price of a unit allocated to an ordinary share or public right, respectively, as described above under “— Allocation of Purchase Price and Characterization of a Unit”) reduced by any prior distributions treated as a return of capital. See “— Conversion or Lapse of Rights” below for a discussion regarding a U.S. Holder’s basis in an ordinary share acquired pursuant to a public right.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or rights exceeds one year. It is unclear whether the redemption rights with respect to the ordinary shares described in this prospectus may prevent a U.S. Holder from satisfying the applicable holding period requirements for this purpose. The deductibility of capital losses is subject to various limitations that are not described herein because a discussion of such limitations depends on each U.S. Holder’s particular facts and circumstances.

Redemption of Ordinary Shares

Subject to the PFIC rules discussed below, if a U.S. Holder’s ordinary shares are redeemed pursuant to the exercise of a shareholder redemption right or if we purchase a U.S. Holder’s ordinary shares in an open market transaction (in either case referred to herein as a “redemption”), for U.S. federal income tax purposes, such redemption will be subject to the following rules. If the redemption qualifies as a sale of the ordinary shares under Section 302 of the Code, the tax treatment of such redemption will be as described under “— Taxation on the Disposition of Ordinary Shares and Rights” above. Whether a redemption of our shares qualifies for sale treatment will depend largely on the total number of our ordinary shares treated as held by such U.S. Holder (including any shares constructively owned as a result of, among other things, owning rights) relative to all of our ordinary shares outstanding both before and after such redemption. The redemption of ordinary shares will generally be treated as a sale or exchange of the ordinary shares (rather than as a distribution) if the receipt of cash upon the redemption (1) is “substantially disproportionate” with respect to a U.S. Holder, (2) results in a “complete termination” of such holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to such holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder must take into account not only our ordinary shares actually owned by such holder, but also our ordinary shares that are constructively owned by such holder. A U.S. Holder may constructively own, in addition to our ordinary shares owned directly, ordinary shares owned by related individuals and entities in which such holder has an interest or that have an interest in such holder, as well as any ordinary shares such holder has a right to acquire by exercise of an option, which would generally include ordinary shares which could be acquired pursuant to the conversion of the right. In order to meet the substantially disproportionate test, the percentage of our outstanding voting shares actually and constructively owned by a U.S. Holder immediately following the redemption of our ordinary shares must, among other requirements, be less than 80% of the percentage of our outstanding voting and ordinary shares actually and constructively owned by such holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (1) all of our ordinary shares actually and constructively owned by such U.S. Holder are redeemed or (2) all of our ordinary shares actually owned by such U.S. Holder are redeemed and such holder is eligible to waive, and effectively waives, in accordance with specific rules, the attribution of shares owned by family members and such holder does not constructively own any other shares. The redemption of the ordinary shares will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of a U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders should consult with their own tax advisors as to the tax consequences of an exercise of the redemption right.

If none of the foregoing tests is satisfied, then the redemption may be treated as a distribution and the tax effects will be as described under “— Taxation of Distributions,” above. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed ordinary shares will be added to the adjusted tax basis in such holder’s remaining ordinary shares. If there are no remaining ordinary shares, a U.S. Holder should consult its own tax advisors as to the allocation of any remaining basis.

Conversion or Lapse of Rights

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless conversion of a right, a U.S. Holder will generally not recognize gain or loss upon the conversion of a right. An ordinary share acquired pursuant to the conversion of a right for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the right, increased by the amount paid to convert the right. It is unclear whether a U.S. Holder’s holding period for the ordinary share will commence on the date of conversion of the right or the day following the date of conversion

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

of the right; in either case, the holding period will not include the period during which the U.S. Holder held the right. If a right is allowed to lapse unconverted, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the right.

The tax consequences of a cashless conversion of a right are not clear under current U.S. federal income tax law. Subject to the PFIC rules discussed below, a cashless conversion may be tax-deferred, either because the conversion is not a realization event or because the conversion is treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Although we expect a U.S. Holder’s cashless conversion of our rights (including after we provide notice of our intent to redeem rights for cash) to be treated as a recapitalization, a cashless conversion could alternatively be treated as a taxable exchange in which gain or loss would be recognized. In either tax-deferred situation, a U.S. Holder’s tax basis in the ordinary shares received would generally equal the U.S. Holder’s tax basis in the rights. If a cashless conversion is not a realization event, it is unclear whether a U.S. Holder’s holding period for the ordinary shares would be treated as commencing on the date of conversion of the right or the day following the date of conversion of the right. If a cashless conversion is treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the rights.

If a cashless conversion is treated as a taxable exchange, a U.S. Holder could be deemed to have surrendered rights with an aggregate fair market value equal to the conversion price for the total number of rights to be conversion. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the rights deemed surrendered and the U.S. Holder’s tax basis in such rights. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of the U.S. Holder’s initial investment in the rights converted (i.e. the portion of the U.S. Holder’s purchase price for the units that is allocated to the right, as described above under “— Allocation of Purchase Price and Characterization of a Unit”) and the conversion price of such rights. It is unclear whether a U.S. Holder’s holding period for the ordinary shares would commence on the date of conversion of the right or the day following the date of conversion of the right.

Because of the absence of authority on the U.S. federal income tax treatment of a cashless conversion, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless conversion.

Passive Foreign Investment Company Rules

A foreign (i.e. non-U.S.) corporation will be a PFIC for U.S. tax purposes if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because we are a blank check company, with no current active business, we believe that it is likely that we will meet the PFIC asset or income test for our current taxable year. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. We intend to take the position that we would not be treated as a PFIC for any taxable years prior to our start-up year. There is uncertainty, however regarding the application of the PFIC tests described above to any taxable year prior to our start-up year, and there can be no assurance regarding our PFIC status for any such years.

The applicability of the start-up exception to us is uncertain and will not be known until after the close of our current taxable year and, possibly, after the close of our two subsequent taxable years. After the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. If the company that we acquire in a business combination is a PFIC, then we will likely not qualify for the

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

start-up exception and will be a PFIC for our current taxable year. Our actual PFIC status for our current taxable year or any future taxable year, moreover, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or rights and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares or a mark-to-market election, each as described below, such holder will generally be subject to special rules with respect to:

•        any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or rights; and

•        any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares and rights;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•        the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to our ordinary shares (but not our rights) by making a timely QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends.

A U.S. Holder may generally make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. A U.S. Holder may not make a QEF election with respect to its rights to acquire our ordinary shares. As a result, if a U.S. Holder sells or otherwise disposes of such rights (other than upon conversion of such rights), any gain recognized will generally be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the rights. If a U.S. Holder that conversions such rights properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the rights), unless the U.S. Holder makes a purging election. One type of purging election creates a deemed sale of such shares at their fair market value. Any gain recognized in this deemed sale will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ordinary shares acquired upon the conversion of the rights. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances (including a potential separate “deemed dividend” purging election that may be available if we are a controlled foreign corporation).

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. If we determine we are a PFIC for any taxable year, we will endeavor upon written request to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our ordinary shares will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or rights while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares in us and for which we are determined to be a PFIC, such holder will generally not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. Such a U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Such U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to our rights.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

unless the ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621(whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares or rights should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares or rights under their particular circumstances.

Tax Reporting

Certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets,” which may include an interest in us, on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisers regarding the foreign financial asset and other reporting obligations and their application to an investment in our securities.

Non-U.S. Holders

Dividends (including constructive distributions treated as dividends) paid or deemed paid to a Non-U.S. Holder in respect to its ordinary shares will generally not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares and rights (including a redemption or cashless conversion of rights to the extent such disposition may otherwise be treated as taxable) unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends (including constructive distributions treated as dividends) and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) will generally be subject to

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The terms of each right provide for an adjustment to the number of shares for which the right may be converted. An adjustment which has the effect of preventing dilution generally is not taxable. However, the Non-U.S. Holders of the rights would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the right holders’ proportionate interest in our assets or earnings and profits (e.g. through an increase in the number of ordinary shares that would be obtained upon conversion or through a decrease to the conversion price) as a result of a distribution of cash to the holders of our ordinary shares which is taxable to the holders of such ordinary shares as a distribution. Such constructive distribution would be subject to tax as if the Non-U.S. Holders of the rights received a cash distribution from us equal to the fair market value of such increased interest.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING (Conflicts of Interest)

We are offering the units described in this prospectus through the underwriters named below. SPAC Advisory Partners is acting as the sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement dated            , 2025, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the respective number of units listed next to its name in the following table. The underwriters may offer and sell units to the public through one or more of their respective affiliates or other registered broker-dealers or selling agents.

Underwriter(1)	Number of Units
SPAC Advisory Partners, a division of Kingswood Capital Partners LLC	20,000,000
Total	20,000,000

____________

(1)                      , the qualified independent underwriter, shall receive $100,000 and no units.

The underwriting agreement provides that, subject to the terms and conditions set forth therein, that the underwriter is obligated to purchase all the units in this offering if any are purchased, other than those units covered by the over-allotment option described below.

We have agreed to indemnify the underwriter against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The underwriter is offering the units, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by their counsel, including the validity of the units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Underwriting Commissions

The following table shows the underwriting commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Unit(1)		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Commissions paid by us(2)	$0.555	$0.554	$11,100,000	$12,750,000

____________

(1)      Dollar values are rounded to the nearest cent.

(2)      Includes up to $100,000 payable to                  for acting as a qualified independent underwriter. Does include up to $8,000,000 in the aggregate (or $9,200,000 in the aggregate if the over-allotment option is exercised in full), payable to the underwriter for deferred underwriting commission, which will be released to the underwriter concurrently with the completion of an initial business combination, as described in this prospectus. Does include $3,000,000 in the aggregate (or $3,450,000 in the aggregate if the over-allotment option is exercised in full), payable to the underwriter upon the closing of this offering. Does not include certain fees and expenses payable to the underwriter in connection with this offering.

The underwriting agreement provides that following the completion of this offering, the obligations of the underwriter with respect to this offering will be deemed to be satisfied and the underwriter is not bound by any commitment or obligation to offer or sell to the public any of our securities or of any target business in an initial business combination or otherwise solicit holders of our securities or any target business in an initial business combination to approve the business combination.

Pricing of the Offering

We have been advised by SPAC Advisory Partners that it proposes to offer the units to the public at the initial offering price set forth on the cover page of this prospectus. The underwriter may allow dealers concessions not in excess of $            per unit and the dealers may re-allow a concession not in excess of $            per unit to other dealers. After the initial offering of the units, SPAC Advisory Partners may change the offering price and other selling terms. The offering of the units by the underwriter is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any units outside the United States may be made by affiliates of the underwriter.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Over-allotment Option

If the underwriter sells more units than the total number set forth in the table above, we have granted to the underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to 3,000,000 additional units at the public offering price less the underwriting discount. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, the underwriter must purchase a number of additional units approximately proportionate to its initial purchase commitment. Any units issued or sold under the option will be issued and sold on the same terms and conditions as the other units that are the subject of this offering.

Conflicts of Interest

Our sponsor, Gus Garcia, Lewis Silberman, Anantha Ramamurti, and Yuya Orime are affiliates of SPAC Advisory Partners, the lead underwriter in this offering. As a result, SPAC Advisory Partners is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering is being made in compliance with the applicable requirements of Rule 5121. SPAC Advisory Partners will not confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder. In addition, Rule 5121 requires that a “qualified independent underwriter,” as defined in Rule 5121, participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto.                  has agreed to act as a qualified independent underwriter for this offering. We have agreed to indemnify                  against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Right of First Refusal

We have granted SPAC Advisory Partners a right of first refusal for a period commencing from the consummation of this offering until the earlier of (i) one year after the consummation of our initial business combination or (ii) 36 months after the consummation of this offering in accordance with FINRA Rule 5110(g)(6)(A) to act as lead financial advisor, capital markets advisor, underwriter and/or private placement agent in connection with any initial business combination or in connection with any financing that occurs between the closing of the IPO and the date that is the earlier of (i) one year after the consummation of our initial business combination or (ii) 36 months after the consummation of this offering

Transfer and Selling Restrictions

We, GSR Sponsor and our officers and directors have agreed that we and they will not, subject to certain exceptions, for a period of 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, or right to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with, or submit to, the SEC a registration statement under the Securities Act relating to any units, ordinary shares, founder shares, rights or any securities convertible into, or exercisable, or exchangeable for, any units, ordinary shares, founder shares, or rights, (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any units, ordinary shares, founder shares, or rights or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of units or such other securities, in cash or otherwise or (iii) or publicly disclose the intention to undertake any of the foregoing, without the prior written consent of SPAC Advisory Partners, LLC; provided, however, that we may (1) issue and sell the private placement units; (2) issue and sell the additional units to cover our underwriters’ over-allotment option (if any); (3) register with the SEC pursuant to an agreement to be entered into on or prior to the closing of this offering, the resale of the private placement rights and the ordinary shares issuable upon conversion of the rights and the founder shares; and (4) issue securities in connection with our initial business combination. However, the foregoing shall not apply to the forfeiture of any founder shares pursuant to their terms or any transfer of founder shares to any current or future independent director of the company (as long as such current or future independent director transferee is subject to the terms of the letter agreement, filed herewith, at the time of such transfer; and as long as, to the extent any Section 16 reporting obligation is triggered as a result of such transfer, any related Section 16 filing includes a practical explanation as to the nature of the transfer). SPAC Advisory Partners, LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. GSR Sponsor, officers and directors are also subject to separate transfer restrictions on their founder shares and private placement units pursuant to the letter agreement described herein.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Our initial shareholders, subject to limited exceptions, have agreed not to transfer, assign or sell any of their founder shares until the until the first earnings release that is at least 60 days after the completion of the Company’s initial business combination, at which point 25% of the founder shares will become transferable and thereafter an additional 25% will become transferable at each subsequent earnings release. Notwithstanding the above, 100% of any Founder Shares will become immediately transferable, subsequent to any initial business combination, (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property (except with respect to permitted transferees as described herein under “Principal Shareholders — Transfers of Founder Shares and Private Placement Units”). Any permitted transferees would be subject to the same restrictions and other agreements of our initial shareholders with respect to any founder shares.

The private placement units (including any private placement shares, private placement rights and any Class A ordinary shares underlying the private placement rights) will not be transferable, assignable or saleable until 30 days after the consummation of our initial business combination, except as described herein under “Principal Shareholders — Transfers of Founder Shares and Private Placement Units.”

Except in certain limited circumstances, no member of GSR Sponsor may Transfer all or any portion of its membership interests in GSR Sponsor. For more information, see “Principal Shareholders — Transfers of Founder Shares and Private Placement Units”.

Private Placement Units

GSR Sponsor has agreed to purchase 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full) at a price of $10.00 per unit, or $6,105,000 in the aggregate (or $6,555,000 if the underwriters’ over-allotment option is exercised in full), in a private placement to occur concurrently with the closing of this offering. At its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full). Each private placement unit will be identical to the units sold in this offering, except as described in this prospectus.

Because our co-chief executive officers and directors Mr. Garcia and Mr. Silberman and our president, chief financial officer and director Mr. Ramamurti are also (i) the co-founders and partners of SPAC Advisory Partners, LLC and (ii) members and managers of GSR Sponsor, all private placement units acquired by GSR Sponsor will be deemed to be compensation for SPAC Advisory Partners, LLC under FINRA Rule 5110 and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1), commencing on the effective date of the registration statement of which this prospectus forms a part. Pursuant to FINRA Rule 5110(e)(1) these securities, in addition to any private placement units which SPAC Advisory Partners purchases in connection with its potential participating in the private placement, will not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part or commencement of sales of the public offering, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners, provided that all securities so transferred remain subject to the lockup restriction above for the remainder of the time period or as otherwise provided by FINRA Rule 5110(e)(2). In addition, the private placement rights purchased by GSR Sponsor and SPAC Advisory Partners, may not be exchanged for shares more than five (5) years from the effective date of the registration statement of which this prospectus forms a part.

In compliance with FINRA Rule 5110(g)(8), registration rights granted to SPAC Advisory Partners in connection with the purchase of private placement units are limited to demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement we filed in connection with this offering and such demand rights may be exercised on only one occasion.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Determination of Offering Price

Prior to this offering, there has been no public market for our securities. Consequently, the initial public offering price for the units was determined by negotiations between us and SPAC Advisory Partners. The determination of our per unit offering price was more arbitrary than would typically be the case if we were an operating company. Among the factors considered in determining the initial public offering price were the history and prospects of companies whose principal business is the acquisition of other companies, prior offerings of those companies, our management, our capital structure, and currently prevailing general conditions in equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the units, Class A ordinary shares or rights will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our units, Class A ordinary shares or rights will develop and continue after this offering.

Listing

We expect our units to be listed on Nasdaq, under the symbol “GSRFU” commencing on or promptly after the date of this prospectus, and, once the Class A ordinary shares and rights begin separate trading, to have our Class A ordinary shares and rights listed on Nasdaq under the symbols “GSRF” and “GSRFR,” respectively. We cannot guarantee that our securities will be approved for listing on Nasdaq.

Stamp Taxes

If you purchase units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Deferred Underwriting Commissions

If we do not complete our initial business combination within the completion window and subsequently liquidate, the trustee and the underwriter has agreed that (i) it will forfeit any rights or claims to their deferred underwriting commissions, including any accrued interest thereon, then in the trust account upon liquidation, and (ii) that the deferred underwriting commissions will be distributed on a pro rata basis, including interest earned on the funds held in the trust account (less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), to the public shareholders.

Market Making

The underwriters do not intend to make a market in our ordinary shares after the offering.

Other Terms

The underwriting agreement provides that following the completion of this offering, the obligations of the underwriter with respect to this offering will be deemed to be satisfied and the underwriter is not bound by any commitment or obligation to offer or sell to the public any of our securities or of any target business in an initial business combination or otherwise solicit holders of our securities or any target business in an initial business combination to approve the business combination.

We are not under any contractual obligation to engage the underwriter to provide any services for us after this offering, and have no present intent to do so. Upon consummation of this offering, the funds will be deposited into a segregated trust account located in the United States with            acting as trustee. Additionally, the underwriter may introduce us to potential target businesses or assist us in raising additional capital in the future. If the underwriter provide services to us after this offering, we may pay the underwriter fair and reasonable fees that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with the underwriter and no fees for such services will be paid to the underwriter prior to the date that is 60 days from the date of this prospectus, unless such payment would not be deemed underwriters’ compensation in connection with this offering and we may pay the underwriter of this offering or any entity with which it is affiliated a finder’s fee or other compensation for services rendered to us in connection with the completion of a business combination.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

and services. The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, including in connection with acting in an advisory capacity or as a potential financing source in conjunction with our potential acquisition of a company. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriter and its affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriter and its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriter, or selling group members, if any, participating in this offering and the underwriter participating in this offering may distribute prospectuses electronically. The underwriter may allocate a number of units for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriter and should not be relied upon by investors.

Selling Restrictions

Canada

This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the securities and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33 – 105 Underwriting Conflicts (“NI 33 – 105”). Pursuant to section 3A.3 of NI 33 – 105, this prospectus is exempt from the requirement that the issuer and the underwriter(s) provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships that may exist between the issuer and the underwriter(s) as would otherwise be required pursuant to subsection 2.1(1) of NI 33 – 105.

Resale Restrictions

The offer and sale of the securities in Canada is being made on a private placement basis only and is exempt from the requirement that the issuer prepares and files a prospectus under applicable Canadian securities laws. Any resale of the securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, pursuant to a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the securities will be deemed to have represented to the issuer and the underwriter(s) that the investor (i) is purchasing the securities as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45 – 106

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Prospectus Exemptions (“NI 45 – 106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31 – 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the securities or with respect to the eligibility of the securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45 – 501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45 – 107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Australia

This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Australia’s Corporations Act 2001 (Cth) (the “Corporations Act”) of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:

You confirm and warrant that you are either:

•        a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•        a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•        a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

European Economic Area

In relation to each member state of the European Economic Area (each a “Member State”), no securities have been offered or will be offered pursuant to the offer described herein in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Member State at any time:

(i)     to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or

(iii)   in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriter that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriter that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriter have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriter which constitute the final placement of securities contemplated in this document.

The issuer and the underwriter and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In Member States, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). This document must not be acted on or relied on in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available in any Member State only to Qualified Investors and will be engaged in only with such persons.

Hong Kong

No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding UP and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”), or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (the “FIEA”), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and where (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

No offer is made to you with a view to the securities being subsequently offered for sale to any other party. There are on-sale restrictions that may be applicable to investors who acquire securities. As such, investors are advised to acquaint themselves with the provisions of the SFA relating to resale restrictions and comply accordingly.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•        a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•        a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:

•        to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•        where no consideration is given for the transfer;

•        where the transfer is by operation of law;

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

•        as specified in Section 276(7) of the SFA; or

•        as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

United Kingdom

In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the UK Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

(i)     to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or

(iii)   in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”),

provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriter that it is a qualified investor within the meaning of the UK Prospectus Regulation.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriter that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriter have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriter which constitute the final placement of securities contemplated in this document.

The issuer and the underwriter and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) persons falling within Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

Cayman Islands

NO OFFER OR INVITATION, WHETHER DIRECTLY OR INDIRECTLY, TO SUBSCRIBE FOR SECURITIES MAY BE MADE TO THE PUBLIC IN THE CAYMAN ISLANDS.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

Latham & Watkins LLP, is acting as counsel in connection with the registration of our securities under the Securities Act, and as such, will pass upon the validity of the securities offered in this prospectus with respect to public units and public rights. Appleby (Cayman) Ltd., will pass upon the validity of the securities offered in this prospectus with respect to the ordinary shares and matters of Cayman Islands law. In connection with this offering, Holland & Knight LLP, Houston, Texas is acting as counsel to the underwriter.

EXPERTS

The financial statements of GSR IV Acquisition Corp. as of December 31, 2024 and 2023, for the year ended December 31, 2024 and for the period from May 10, 2023 (inception) through December 31, 2023 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) of MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR IV ACQUISITION CORP.
INDEX TO FINANCIAL STATEMENTS

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
GSR IV Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of GSR IV Acquisition Corp. (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations, shareholder’s equity (deficit), and cash flows for the year ended December 31, 2024 and for the period from May 10, 2023 (inception) through December 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and the period from May 10, 2023 (inception) through December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a net capital deficiency and expects to continue to incur significant costs in pursuit of its financing and acquisition plans that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2025.

Houston, Texas

June 20, 2025

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR IV ACQUISITION CORP.
BALANCE SHEETS

	March 31, 2025	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
ASSETS
Current Assets
Prepaid expenses	$—	$2,867	$9,184
Total Current Assets	—	2,867	9,184

Non-Current Assets
Deferred offering costs	850	—	—
Total Assets	$850	$2,867	$9,184

LIABILITIES AND SHAREHOLDER’S (DEFICIT) EQUITY
Current Liabilities
Accrued expenses	$4,650	$3,800	$—
Total Current Liabilities	4,650	3,800	—

Shareholder’s (Deficit) Equity
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; none issued and outstanding	—	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 5,750,000 shares issued and outstanding	575	575	575
Additional paid-in capital	24,425	24,425	24,425
Accumulated deficit	(28,800)	(25,933)	(15,816)
Total Shareholder’s (Deficit) Equity	(3,800)	(933)	9,184
TOTAL LIABILITIES AND SHAREHOLDER’S (DEFICIT) EQUITY	$850	$2,867	$9,184

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR IV ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2024	For the Period from May 10, 2023 (Inception) through December 31, 2023
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
General and administrative expenses	2,867	244	10,117	15,816
Net loss	$(2,867)	$(244)	$(10,117)	$(15,816)
Weighted average Class B ordinary shares outstanding, basic and diluted	5,750,000	5,750,000	5,750,000	5,750,000
Basic and diluted net loss per Class B ordinary share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR IV ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDER’S (DEFICIT) EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Unaudited)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2025	—	$—	5,750,000	$575	$24,425	$(25,933)	$(933)
Net loss	—	—	—	—	—	(2,867)	(2,867)
Balance – March 31, 2025	—	$—	5,750,000	$575	$24,425	$(28,800)	$(3,800)

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR IV ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDER’S (DEFICIT) EQUITY — (Continued)
FOR THE THREE MONTHS ENDED MARCH 31, 2024
(Unaudited)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2024	—	$—	5,750,000	$575	$24,425	$(15,816)	$9,184
Net loss	—	—	—	—	—	(244)	(244)
Balance – March 31, 2024	—	$—	5,750,000	$575	$24,425	$(16,060)	$8,940

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR IV ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDER’S (DEFICIT) EQUITY — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2024 AND FOR THE PERIOD FROM MAY 10, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023
(Audited)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – May 10, 2023 (inception)	—	$—	—	$—	$—	$—	$—
Founder shares issued to initial shareholder	—	—	5,750,000	575	24,425	—	25,000
Net loss	—	—	—	—	—	(15,816)	(15,816)
Balance – December 31, 2023	—	$—	5,750,000	$575	$24,425	$(15,816)	$9,184
Net loss	—	—	—	—	—	(10,117)	(10,117)
Balance – December 31, 2024	—	$—	5,750,000	$575	$24,425	$(25,933)	$(933)

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR IV ACQUISITION CORP.
STATEMENTS OF CASH FLOW

	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2024	For the Period from May 10, 2023 (Inception) through December 31, 2023
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Cash Flows from Operating Activities:
Net loss	$(2,867)	$(244)	$(10,117)	$(15,816)
Adjustment to reconcile net loss to net cash used in operating activities:
Prepaid expenses	2,867	244	6,317	15,816
Accrued expenses	—	—	3,800	—
Net cash used in operating activities	—	—	—	—

Net change in cash	—	—	—	—
Cash – Beginning of period	—	—	—	—
Cash – End of period	$—	$—	$—	$—

Supplemental Disclosures of Noncash Financing Activities:
Prepaid expenses paid by Sponsor in exchange for issuance of Founder Shares	$—	$—	$—	$25,000
Deferred offering costs included in accrued expenses	$850	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR IV ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

GSR IV Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on May 10, 2023. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities that the Company has not yet identified (“Business Combination”).

All activity for the period from May 10, 2023 (inception) through March 31, 2025 relates to the Company’s formation and the Proposed Public Offering (as defined below). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering (the “Proposed Public Offering”) of “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares” and with respect to the rights expected to be included in the Units being offered, the “Rights”. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Proposed Public Offering held in a trust account (the “Trust Account”). The Company has selected December 31 as its fiscal year end.

Going Concern Consideration

As of March 31, 2025, the Company had a working capital deficit of $4,650. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. Management plans to address this need for capital through the Proposed Public Offering. However, the Company cannot assure that its plans to raise capital or to consummate an initial Business Combination will be successful. Therefore, in connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management determined that these factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Such substantial doubt has not been alleviated by management’s plans. The financial statements do not include any adjustments that might result from its inability to consummate the Proposed Public Offering or its inability to continue as a going concern.

Risks and Uncertainties

Management continues to evaluate the impact of significant global events such as the Russia/Ukraine and Israel/Palestine conflicts, on the industry and has concluded that while it is reasonably possible that these could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The accompanying unaudited financial statements as of March 31, 2025 and for the three months ended March 31, 2025 and 2024 have been prepared in accordance with GAAP and the rules of the SEC. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. The unaudited financial statements should be read in conjunction with the Company’s audited financials included herein as of December 31, 2024 and 2023 and for the year ended December 31, 2024 and for the period from May 10, 2023 (inception) through December 31, 2023. The interim results for the three months ended March 31, 2025 and 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any future interim periods.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR IV ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash or cash equivalents as of March 31, 2025, December 31, 2024 or December 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Deferred Offering Costs

Deferred offering costs consist of legal, administrative, and other costs incurred through the balance sheet date that are directly related to the Proposed Public Offering. Upon completion of the Proposed Public Offering, offering costs will be allocated to the separable financial instruments issued in the Proposed Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with the Class A ordinary shares will be charged against the carrying value of Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR IV ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Loss Per Ordinary Share

The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. As of March 31, 2025, December 31, 2024 and December 31, 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, the diluted loss per ordinary share is the same as the basic loss per ordinary share for the periods presented.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2025, December 31, 2024 or December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with Cayman Islands federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Standards

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. This standard was effective for the Company for the year ended December 31, 2024 and did not have a material impact on the Company’s financial statements (see Note 5).

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3: RELATED PARTY TRANSACTIONS

Founder Shares

On May 30, 2023, GSR IV Sponsor LLC (the “Sponsor”) paid $25,000 to cover certain offering costs of the Company in consideration for 5,750,000 Class B ordinary shares of the Company. It is expected that the initial shareholders will not forfeit Founder Shares even if the over-allotment option is not exercised in full by the underwriter. Thus, the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Proposed

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR IV ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 3: RELATED PARTY TRANSACTIONS (cont.)

Public Offering only if the over-allotment option is exercised in full by the underwriter (otherwise, it will be a higher percentage). If the Company increases or decreases the size of the offering, the Company is expected to effect a share dividend or share contribution back to capital, as applicable, immediately prior to the consummation of the Proposed Public Offering in such amount as to maintain the Founder Share ownership of the Company’s shareholders prior to the Proposed Public Offering at 20.0% of the Company’s issued and outstanding ordinary shares upon the consummation of the Proposed Public Offering (assuming the over-allotment option is exercised in full by the underwriter).

Promissory Note

On June 6, 2024, the Sponsor agreed to loan the Company up to $300,000 pursuant to a promissory note (the “Note”). The Note is non-interest bearing, unsecured and due upon the earlier of June 6, 2026 and the closing of the Proposed Public Offering (after reflecting the amendment disclosed in Note 6). The Company intends to repay the Note from the proceeds of the Proposed Public Offering and related financing transactions not being placed in the Trust Account. As of March 31, 2025, December 31, 2024 and December 31, 2023, the Company had no outstanding balances under the Note.

Administrative Services Agreement

The Company intends to enter into an agreement, commencing on the effective date of the Proposed Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of up to $55,556 per month for office space and administrative and support services.

Working Capital Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1,500,000 of such Working Capital Loans may be convertible into private placement units at a price of $10.00 per unit. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of March 31, 2025, December 31, 2024 and December 31, 2023, the Company had no outstanding Working Capital Loans.

NOTE 4: SHAREHOLDERS’ EQUITY

Preference Shares — The Company is authorized to issue 1,000,000 preference shares, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2025, December 31, 2024 and December 31, 2023, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary share with a par value of $0.0001 per share. As of March 31, 2025, December 31, 2024 and December 31, 2023, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of March 31, 2025, December 31, 2024 and December 31, 2023, there were 5,750,000 Class B ordinary shares issued and outstanding.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

GSR IV ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 4: SHAREHOLDERS’ EQUITY (cont.)

Holders of the Class B ordinary shares will have the right to appoint all the Company’s directors prior to an initial Business Combination. On any other matter submitted to a vote of the Company’s shareholders, holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class, except as required by law or share exchange rule; provided, that the holders of Class B ordinary shares will be entitled to vote as a separate class to increase the authorized number of Class B ordinary shares. Each share of ordinary share will have one vote on all such matters.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares, will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of shares issued in the Proposed Public Offering, including shares issued in connection with the underwriter exercise of their option to purchase additional Units, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities (as defined herein) or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any private placement rights issued to the Sponsor, its affiliates or any member of the management team upon conversion of working capital loans.

NOTE 5: SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Co-Chief Executive Officers, who collectively review the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics, which include general and administrative expenses.

The key measures of segment profit or loss reviewed by our CODM are general and administrative expenses. General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Business Combination within the required completion window. The CODM also reviews general and administrative expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and the budget.

NOTE 6: SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements, other than as noted below.

Promissory Note

On June 3, 2025, the Company entered into an amendment to the Note (see Note 3), extending the maturity date from the earlier of June 6, 2025 and the closing of the Proposed Public Offering to the earlier of June 6, 2026 and the closing of the Proposed Public Offering.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

20,000,000 Units

GSR IV Acquisition Corp.

________________________________

PRELIMINARY PROSPECTUS

            , 2025

________________________________

Sole Book-Running Manager

SPAC Advisory Partners

a division of Kingswood Capital Partners LLC

Until            , 2025 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:

Fee for Qualified Independent Underwriter	100,000
Legal fees and expenses	305,000
Accounting fees and expenses	82,500
SEC/FINRA expenses	73,837
Nasdaq listing and filing fees	80,000
Printing and engraving expenses	35,000
Miscellaneous expenses	78,663
Total offering expenses	655,000

Item 14. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of our directors and officers to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

We will enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. We may purchase a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our directors and officers.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

On May 30, 2023, GSR Sponsor paid $25,000, or approximately $0.004 per share, for an aggregate of 5,750,000 founder shares.

GSR Sponsor has committed to purchase an aggregate of 610,500 private placement units (or 655,500 private placement units if the underwriters’ over-allotment option is exercised in full), each comprised of Class A ordinary share and one-fourteenth of one whole right to receive one Class A ordinary share upon the consummation of an initial business combination, at a price of $10.00 per unit, or $6,105,000 in the aggregate (or $6,555,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. At its election, SPAC Advisory Partners may purchase up to an aggregate of 150,000 private placement units (or 172,500 private placement units if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per unit, or $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. If SPAC Advisory Partners participates in the private placement, GSR Sponsor will reduce its purchase of private placement units by the corresponding number of private placement units purchased by SPAC Advisory Partners, provided that in no event will the private placement exceed 610,500 private placement units (or 655,500 private placement units if the underwriters exercise their over-allotment option in full). This issuance will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

No underwriting discounts or commissions were paid with respect to such sales.

Item 16. Exhibits and Financial Statement Schedules.

(a)     Exhibits.    The following exhibits are being filed herewith:

Exhibit	Description
1.1**	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association dated May 10, 2023
3.2**	Form of Amended and Restated Memorandum and Articles of Association
4.1**	Specimen Unit Certificate
4.2**	Specimen Class A Ordinary Share Certificate
4.3**	Specimen Rights Certificate (included in Exhibit 4.4)
4.4**	Form of Rights Agreement between and the Registrant
5.1**	Opinion of Appleby (Cayman) Ltd.
5.2**	Opinion of Latham & Watkins LLP
10.1*	Promissory Note, dated June 6, 2024, by and between the Registrant and GSR IV Sponsor LLC
10.2*	Amendment No. 1 to Promissory Note, dated June 3, 2025, by and between the Registrant and GSR IV Sponsor LLC
10.3*	Securities Subscription Agreement
10.4**	Form of Letter Agreement among the Registrant, its directors and officers and GSR IV Sponsor LLC
10.5**	Form of Registration Rights Agreement between the Registrant and certain security holders
10.6**	Form of Private Placement Units Purchase Agreement between the Registrant and SPAC Advisory Partners, LLC
10.7**	Form of Private Placement Units Purchase Agreement between the Registrant and GSR IV Sponsor LLC
10.8**	Form of Administrative Services Agreement, by and between the Registrant and an affiliate of GSR IV Sponsor LLC
10.9**	Form of Indemnity Agreement
10.10**	Form of Investment Management Trust Agreement, by and between the Registrant and .
14.1**	Form of Code of Ethics
23.1**	Consent of MaloneBailey LLP
23.2**	Consent of Appleby (Cayman) Ltd. (included in Exhibit 5.1)
23.3**	Consent of Latham & Watkins LLP (included in Exhibit 5.2)
24**	Power of Attorney (included on signature page to the initial filing of this Registration Statement)
99.1**	Form of Clawback policy
99.2**	Audit Committee Charter
99.3**	Compensation Committee Charter
107**	Filing Fee Table

____________

*        Filed herewith.

**      To be filed by amendment

(b)    Financial Statements.    See page F-1 for an index to the financial statements and schedules included in the registration statement.

Item 17. Undertakings.

(a)     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the          day of         , 2025.

GSR IV Acquisition Corp.
By:
	Name:	Gus Garcia
	Title:	Co-Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Gus Garcia and Anantha Ramamurti, each acting alone, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date
	Co-Chief Executive Officer and Director	, 2025
Gus Garcia	(Principal Executive Officer)
	Co-Chief Executive Officer and Director	, 2025
Lewis Silberman	(Principal Executive Officer)
	Chief Financial Officer, President and Director	, 2025
Anantha Ramamurti	(Principal Financial and Accounting Officer)

Confidential Treatment Requested by GSR IV Acquisition Corp.
Pursuant to 17 C.F.R. Section 200.83

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on the          day of         , 2025.

GSR IV Acquisition Corp.
By:
	Name:	Gus Garcia
	Title:	Co-Chief Executive Officer (Principal Executive Officer)